Exhibit 99.1

QUARTERLY REPORT

(From January 1, 2017 to March 31, 2017)

THIS IS AN ENGLISH TRANSLATION OF THE INTERIM REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NONCONSOLIDATED BASIS IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

QUARTERLY REPORT

(From January 1, 2017 to March 31, 2017)

To:     Korean Financial Services Commission and Korea Exchange

/s/ Choi, Jeong-Woo
Choi, Jeong-Woo
President and Representative Director
POSCO

6261 Donghaean-ro (Goedong-dong), Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-54-220-0114

/s/ Yoon, Duk-Il
Yoon, Duk-Il
Senior Vice President
POSCO

6261 Donghaean-ro (Goedong-dong), Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-2-3457-0114

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TABLE OF CONTENTS

I.	Overview	4

II.	Business	10

III.	Financial Statements	35

IV.	Corporate Governance and Company Affiliates	39

Attachment:	Independent Auditors’ Review Report (Consolidated and Separate)

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I. OVERVIEW

1. Scope of Business

A. POSCO (the “Company”)

Business

(1) Production and sale of crude steel and stainless steel products

(2) Port/harbor loading/unloading, warehousing and packaging

(3) Management of professional athletic organizations

(4) Power generation, renewable energy projects, liquefied natural gas logistics and exploration and other incidental businesses

(5) Real property lease business

(6) Public energy services and distribution system

(7) Marine transportation of mineral resources; domestic and overseas processing and sales of mineral resources

(8) Educational services and other incidental services

(9) Production and sale of non-ferrous metals

(10) Technology license sales and engineering business

(11) Other businesses incidental or related, directly or indirectly, to the foregoing businesses

B.	POSCO Business Group

(1)	Name of the Business Group: POSCO

(2)	Companies Belonging to the Business Group

POSCO, POSCO COATED & COLOR STEEL Co., Ltd., POSCO Daewoo Corporation, POSCO ICT, POSCO CHEMTECH, POSCO M-TECH, MegaAsset Co., Ltd., Busan E&E Co., Ltd., Suncheon Eco Trans Co., Ltd., SNNC, eNtoB Corporation, UITrans LRT Co. Ltd., POSMATE, POSCO Humans, POSCO ENGINEERING & CONSTRUCTION CO., LTD., POSCO Research Institute, POSCO A&C, Poscoene, POSCO Processing&Service, Pohang Scrap Recycling Distribution Center Co., Ltd., POSCO NIPPON STEEL RHF JOINT VENTURE CO., Ltd., METAPOLIS Co., Ltd., POSCO-TERMINAL Co., Ltd., POSCO ENERGY CO., LTD., PSC Energy Global Co., Ltd., Gale International Korea, LLC, BLUE O&M Co., Ltd., POSCO Venture Capital Co., Ltd., POSCO ES MATERIALS, Pohang Special Welding Co., Ltd., POSCO MITSUBISHI CARBON TECHNOLOGY, POSPOWER CO., LTD., Songdo POSCO Family Housing, HOTEL LAONZENA CO., LTD., POSCO Group University, POSCO PLANTEC Co., Ltd., POSCO E&C Songdo International Building, POCA STEM Co., Ltd.

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(a)	Changes in Companies Belonging to the Business Group

•	Inclusion of the Business Group: POCA STEM Co., Ltd. (March 22, 2017)

•	Exclusion of the Business Group: POSCO ENGINEERING CO., Ltd. (March 23, 2017)

(3)	Related Laws and Regulations

The Korea Fair Trade Commission has designated POSCO as a company subject to the limitations on Cross Shareholding and Debt Guarantee for Affiliates under the Monopoly Regulation and Fair Trade Act (the “MRFTA”).

Details

(a)	Prohibition on Cross Shareholdings (Article 9 (1) of the MRFTA)

(b)	Prohibition on Debt Guarantees for Affiliated Corporations (Article 10-2 of the MRFTA)

(c)	Prohibition on Shareholding of Venture Capitals for Subsidiaries (Article 9 (3) of the MRFTA)

(d)	Limitation of Voting Rights of Financial or Insurance Companies (Article 11 of the MRFTA)

(e)	Resolution of the Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article11-2 of the MRFTA)

(f)	Disclosure of Important Facts such as Unlisted Shares (Article 11-3 of the MRFTA)

(g)	Disclosure of a corporate group (Article 11-4 of the MRFTA)

(h)	Report on Status of Shareholding (Article 13 of the MRFTA)

2. Business Organization

A. Highlights of the Company’s Business Organization

(1)	Location of the Headquarters: 6261 Donghaean-ro (Goedong-dong), Nam-gu, Pohang-si, Gyeongsangbuk -do, Korea

(2)	Steel Works and Offices

(a)	Pohang Steel Works: 6262 Donghaean-ro (Dongchon-dong), Nam-gu, Pohang-si, Gyeongsangbuk -do, Korea

(b)	Gwangyang Steel Works: 20-26 Pokposarang-gil (Kumho-dong), Gwangyang-si, Jeollanam -do, Korea

(c)	Principal Executive Office: POSCO Center, 440 Teheran-ro (Daechi-dong), Gangnam-gu, Seoul, Korea

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(d)	Overseas Offices: For the purpose of supporting international business transactions, the Company operates five overseas offices as follows:

United Arab Emirates (Dubai), Iran(Teheran), European Union (Dusseldorf, Germany),

Brazil (Rio de Janeiro), Australia (Perth), Argentina (Jujuy), and Russia (Moscow).

(3)	Major Changes in the Board of Directors (as of March 10, 2017)

(a)	Inside Directors

•	New members : Chang, In-Hwa, Yu, Seong (1 year)

•	Reelected members : Kwon, Oh-Joon (3 years), Oh, In-Hwan, Choi, Jeong-Woo (1 year)

(b)	Outside Directors

•	New members : Chang, Seung-Wha (3 years), Kim, Shin-Bae, Chung, Moon-Ki (2 years)

(c)	Representative Directors

•	Prior to March 10, 2017: Kwon, Oh-Joon, and Kim, Jin-Il

•	As of March 10, 2017: Kwon, Oh-Joon, Oh, In-Hwan, and Choi, Jeong-Woo

(4)	Changes of the Major Shareholders of POSCO

(a)	National Pension Service holds the largest number of shares of POSCO.

(b)	Date of Disclosure: January 30, 2007

(For further reference, please refer to the public disclosures regarding the change of the major shareholders on January 30, 2007, July 27, 2007, January 29, 2008, July 25, 2008, January 21, 2009, March 2, 2009, July 22, 2009, October 9, 2009, January 26, 2010, July 20, 2010, January 28, 2011, July 22, 2011, January 31, 2012, August 1, 2012, February 1, 2013, August 1, 2013, January 14, 2014, January 23, 2014, July 29, 2014,January 23, 2015, August 5, 2015, January 6, 2016, January 26, 2016, March 15, 2016, April 12, 2016, July 4, 2016, July 5, 2016, July 21, 2016, October 7, 2016, October 11, 2016, January 10, 2017, and April 10, 2017)

B. Merger, Acquisition and Handover of Businesses

(1)	Small scale merger of POSHIMETAL Co., Ltd into POSCO was completed on March 15, 2016

•	Date of merger : March 1, 2016

(2)	Small scale merger of POSCO Green Gas Technology into POSCO was completed on May 16, 2016

•	Date of merger : May 1, 2016

The purpose of both mergers is to enhance the shareholders’ value by increasing operational efficiency and creating synergies between businesses.

POSCO holds a 100% stake in POSHIMETAL Co., Ltd. and a 100% stake in POSCO Green Gas Technology. For both small scale mergers, the merger ratio is 1:0 and POSCO does not issue new shares. On the completion of mergers, POSCO remains as a surviving company.

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C. Major Changes in Production Facilities

Refer to the ‘II. Business (5. Production and Facilities)’

3. Equity Capital

A. New Issuance of Registered Common Stock

There was no new issuance of registered common stock in the last five years.

B. Convertible Bonds

[None]

C. Bonds with Warrant

[None]

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4. Other Information Regarding Shares

A. Total Number of Shares

(As of March 31, 2017)
Authorized Shares	Outstanding Shares
200,000,000	87,186,835

Currency of the Republic of Korea is Korean Won (“KRW”).

Par Value: KRW 5,000 per share

B. Treasury Stock Holding and Cancellation

					(As of March 31, 2017)
Method of Purchase	Type	Beginning*	Increased	Decreased	Cancelled	Balance
Direct	Registered Common	7,189,170	—	30	—	7,189,140
Special Money Trust		—	—	—	—	—

Total		7,189,170	—	30	—	7,189,140

*	Beginning Balance: as of December 31, 2015

Board of Directors approved the ‘Disposal of Treasury Stocks as Employee Award’ at the Meeting held on February 7, 2013, where the execution and responsibility of the disposal of the treasury stocks were delegated to the Executive Management Committee.

On January 19, 2016, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 110 treasury stocks was completed on January 20, 2016.

On April 19, 2016, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 433 treasury stocks was completed on April 20, 2016.

On July 19, 2016, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 160 treasury stocks was completed on July 20, 2016.

On October 19, 2016, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 1,314 treasury stocks was completed on October 20, 2016.

On January 23, 2017, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 30 treasury stocks was completed on January 24, 2017.

Changes after March 31, 2017

On April 18, 2017, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 974 treasury stocks was completed on April 19, 2017.

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5. Voting Rights

		(As of March 31, 2017)
Classification of Shares	Number of Shares	Remarks
(1) Number of Outstanding Shares	87,186,835	—
(2) Shares without Voting Rights *	7,189,140	*Treasury Stock 7,189,140shares
(3) Shares with Voting Rights	79,997,695	—

6. Earnings and Dividend

			(In millions of KRW)
	2017 1Q (January 1, 2017 ~March 31, 2017)	2016	2015
(Consolidated) Net Profit	850,928	1,363,310	180,647
Earnings per Share (KRW)	10,532	16,627	1,845
Cash Dividend Paid	119,997	639,978	639,961
(Consolidated) Pay-out Ratio (%)	14.1	46.9	354.3
Dividend per Share (KRW)	1,500	8,000	8,000
Dividend Yield (%)	0.5	3.1	4.5

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II. BUSINESS

1. Overview

A. Classification of Business

We classify our business into four segments;

Steel, Trading, Engineering & Construction, and Others.

B. Segment Results

					(In millions of KRW)
Category	2017 1Q (January 1, 2017 ~ March 31, 2017)		2016		2015
	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)
Steel	7,647,867	987,711	26,844,154	2,946,533	28,292,824	1,875,891
Trading	5,051,176	112,379	16,774,078	249,196	18,315,487	191,800
Engineering & Construction	1,663,701	164,910	6,768,348	(514,561)	8,515,780	265,891
Others	714,440	99,969	2,696,933	163,157	3,068,254	76,461

Total	15,077,184	1,364,969	53,083,513	2,844,325	58,192,345	2,410,043

2. Current Situation

1) Steel

A. Domestic Market Share

							(Millions of Tons, %)
Category	2017 1Q (January 1, 2017 ~ March 31, 2017)		2016		2015		2014
	Production	Market share	Production	Market share	Production	Market share	Production	Market share
Crude Steel Production	17.3	100	68.6	100	69.7	100	71.5	100
POSCO	9.1	52.6	37.5	54.7	38.0	54.5	37.7	52.7
Others	8.2	47.4	31.1	45.3	31.7	45.5	33.8	47.3

Source: Korea Iron and Steel Association

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B. Characteristics of the Steel Market

The steel industry supplies materials to major industries such as the automobile, shipbuilding and electronic appliance industries.

C. Summary and Prospect of New Businesses

1)	Establishment of Steelworks in India

(a)	Company entered into a memorandum of understanding with the Orissa state government for the development of iron ore captive mines and for the development and construction of an integrated steelworks facility with an annual production capacity of 12 million tons. (June, 2005)

(1-1) Development of Iron Ore Captive Mines

(a)	POSCO-India filed applications for mining exploration licenses for certain iron ore mines in the region of Khandadhar, Orissa (the “Khandadhar Licenses”). (September, 2005)

(b)	Orissa State Government recommended the approval of the Khandadhar Licenses on behalf of POSCO-India to the Indian central government. (December, 2006)

(c)	Indian central government denied the approval for the Khandadhar Licenses and remanded the matter to the Orissa State Government for further consideration. (July, 2007)

(d)	Orissa State Government resubmitted its recommendation for the approval of the Khandadhar Licenses on behalf of POSCO-India to the Indian central government. (January, 2009)

(e)	Orissa High Court set aside the Orissa State Government’s recommendation to grant the approval of the Khandadhar Licenses to POSCO-India. (July, 2010)

(f)	Orissa State Government filed a special leave petition with the Indian Supreme Court. (November, 2010)

(g)	Indian Supreme Court ordered to nullify judgment of the Orissa High Court regarding the right to explore the iron ore mines in the region of Kandahar; and the Indian central government reinitiated the approval procedures for right to explore Kandahar. (May, 2013)

(h)	The project was temporarily suspended because India Government announced an Administrative Order of the auction system for assignment of mine. (January, 2015)

(1-2) Establishment of Steelworks

(a)	Indian central government granted the approval for the environmental impact assessment for the construction of a captive port. (May, 2007)

(b)	Indian central government granted the approval for the environmental impact assessment for the construction of steel mills. (July, 2007)

(c)	Indian Supreme Court granted the transformation of the forest land on the steel mill construction site. (August, 2008)

(d)	Indian central government granted the final approval for the deforestation of steel mill construction sites. (December, 2009)

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(e)	Final plans for the rehabilitation and resettlement of indigenous population were approved by the Rehabilitation and Peripheral Development Advisory Committee (constituted by the Orissa state government). (July, 2010)

(f)	Forest Advisory Committee acting under the Ministry of Environment and Forest temporarily suspended activities at the construction site pending investigation into alleged violation of the Forest Regulation Act. (August, 2010)

(g)	Ministry of Environment and Forest of the Indian central government granted a conditional approval on the construction of the steel mills and the port. (January, 2011)

(h)	Ministry of Environment and Forest of the Indian central government granted the final approval on the construction of the steel mills and the port. (May, 2011)

(i)	Company cleared the crop fields designated for the construction of its steel mill site within the state owned property. (May, 2011).

(j)	An environmental organization filed a lawsuit to nullify the approval for the environmental impact assessment in the National Green Tribunal. (August, 2011)

(k)	National Green Tribunal dismissed the lawsuit of nullifying the approval for the environmental impact assessment and ruled that the Ministry of Environment and Forest should reassess the conditions on which clearance was permitted for the project. (March, 2012)

(l)	Procurement of the possessory right over 1,704 acres of the steel mill construction site. (March, 2013)

(m)	Ministry of Environment and Forest of the Indian central government approved to gain environmental license for building the steel mill (January, 2014)

(2)	Establishment of the Steelworks in Brazil

(a)	Board of Directors resolved to invest a 20% interest in CSP Joint Venture established by POSCO, VALE S.A. and DONGKUK STEEL MILL CO., LTD. (May, 2011)

(b)	CSP Joint Venture entered into an Engineering Procurement Construction contract with POSCO E&C. (December, 2011)

(c)	Construction of a steelwork with an annual capacity of 3 million tons initiated. (September, 2012)

(d)	Build 4 pillars sustaining the furnace (March, 2014)

(e)	Receiving electrical power (July, 2015)

(f)	Construction completed and production of slabs commenced (June, 2016)

(3)	Establishment of a Continuous Galvanizing Line in Thailand

(a)	Approval of the Board of Directors (November, 2013)

(b)	Contract of the Site Sales (March, 2014)

(c)	Acquisition of the Land Use Rights (June, 2014)

(d)	Construction of a steelwork with an annual capacity of 0.45 million tons commenced (September, 2014)

(e)	Electric generation work commenced (July, 2015)

(f)	Test run of operation (December, 2015)

(g)	Construction of Continuous Galvanizing Line completed (June, 2016)

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(4)	Establishment of No.7 Continuous Galvanizing Line at Gwangyang Works

(a)	Board of Directors resolved to construct a Continuous Galvanizing Line at Gwangyang Works (December, 2014)

(b)	Construction of a steelwork with an annual capacity of 0.5 million tons commenced (September, 2015)

(c)	Steel-frame work commenced (January, 2016)

(d)	Electric generation work commenced (May, 2016)

(e)	Test run of operation (December, 2016)

(5)	Increase capability of non-oriented electrical steel at Pohang Works

(a)	Board of Directors resolved to increase capability of non-oriented electrical steel at Pohang Works (May, 2015)

(b)	Construction of a steelwork with an annual capacity of 0.1 million tons commenced (March, 2016)

(c)	Electric generation work commenced (September, 2016)

(d)	Test run of operation (December, 2016)

(e)	Construction completed (February, 2017)

(6)	Joint venture with Chongqing Iron and Steel (Group) Company Limited in China

(a)	Board of Directors resolved to invest in JV with Chongqing Iron and Steel (January, 2016)

(b)	Execution of JV Agreements (April, 2016) – Construction of Steel mills for 1) cold rolled steel products and 2) plated steel products (June, 2016)

2) Trading

A. Market Share

			(Millions of Dollars)
Category	2017.1Q	2016.1Q	Growth rate
All Trading Companies in Korea	132,332	115,187	14.9%
POSCO Daewoo	1,592	1,377	15.6%

Source: Korea International Trade Association

B. Summary and Prospect of New Businesses

POSCO Daewoo Corporation (“POSCO Daewoo”) is playing a leading role in Korean export industry as the number one trading company based on its wide range of trading network worldwide including about 100 overseas trading subsidiaries, overseas branches and representative offices through intermediary trading and exporting various products including steel, non-ferrous metals, and chemical products. Moreover, POSCO Daewoo is making tangible progress in resource development through Myanmar gas field. POSCO Daewoo has newly entered into the food and forestry development business to secure the future food resources and green energy resources. POSCO Daewoo will aggressively drive this successful momentum of active investment and trading by establishing plantations for agro-resources such as rice, soybean, wheat and corn as well as oil palm and afforestation businesses.

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3) Engineering & Construction

A. Summary and Prospect of New Businesses

POSCO Engineering & Construction Co. Ltd. (“POSCO Engineering & Construction”), established in February 1982, is currently expanding its business areas to civil engineering, architectural works, energy, urban development and low carbon & green growth businesses. In reference to the number of the overseas contracts signed by POSCO Engineering & Construction in 2011, the business performance of the POSCO Engineering & Construction in the global market has been satisfactory.

POSCO ENGINEERING CO., LTD. succeeded in the development of a management system for the global market and the Engineering, Procurement & Construction (“EPC”) business. In December 2016, POSCO ENGINEERING CO., LTD. entered into an agreement of merger with its parent company, POSCO Engineering & Construction Co. Ltd., to create synergies in an increasingly competitive construction industry through complementary cooperation between the companies.

4) Others

A. POSCO ENERGY CO., LTD

POSCO ENERGY CO., LTD. (“POSCO ENERGY”) started its commercial operation in February, 1972 as the only privately-owned power plant in Korea. Since the early 90’s, POSCO ENERGY continuously remodeled and built additional power plants meeting the increased demand of electricity in Korea. POSCO ENERGY started its fuel cell business in 2007 and continuously develops, manufactures and provides the operation and management services for fuel cell plants globally.

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B. POSCO ICT

POSCO ICT is established in November, 1989 for the purpose of providing services in software development, data processing, and info-communications business. It has an expertise in IT and engineering, which was made in an effort to lead the trend of green growth and convergence. POSCO ICT has provided total solution to overseas existing steel mills and other solution systems through application of optimal information technology. Currently, POSCO ICT applies its developed ICT technology at Smart Factory by applying the industrial IoT and big data at industrial sites. Based on its key technologies, POSCO ICT has been putting efforts to enhance competitiveness of the industries, in areas such as smart factory, smart IT, energy, SOC (railroad/transportation), and environment. POSCO ICT will continue to support to strengthen the core business of POSCO Group and enhance its business competency globally.

C. POSCO CHEMTECH

POSCO CHEMTECH, founded in 1963, specializes in manufacturing of refractories, lime used in steel manufacturing processes as well as a wide range of chemical and environmentally friendly products. POSCO CHEMTECH provides refractories to a wide range of industries including steel, cement, and glass companies. POSCO CHEMTECH is currently expanding its comprehensive chemical and carbon material business in the secondary cell, anode materials and needle coke graphites.

D. POSCO M-TECH

POSCO M-TECH started its operation in 1973 as a specialized supplier of steel supplementary materials, including aluminum deoxidizers and molybdenum and steel products packagings. POSCO M-TECH expanded its ferro/nonferrous alloy refining business through consigned operation and management of the magnesium plants, ferrosilicon plants, Fe power plants and FeMn plants. POSCO M-TECH makes its utmost efforts to stronghold its ground as a steel packaging and up-stream material-specialized company.

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3. Key Products

A. Sales of Key Products

			(In hundred millions of KRW, %)
Business Area	Item	Specific Use	Total Sales	Ratio
Steel	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc.	21,518	17.6
	Cold-rolled Product (CR)	Automobile, Home appliances, etc.	41,466	33.8
	Stainless Steel Products	Western tableware, etc.	26,064	21.3
	By-Product	Plates, Wire rods, etc.	33,548	27.3
	Gross Sum		122,596	100.0
	Deduction of Internal Trade		(46,117)	—

	Sub Total		76,478	—

Trading	Steel, Metal		65,811	79.5
	Chemical, Strategic Item, Energy		2,863	3.5
	Others		14,115	17.0
	Gross Sum		82,789	100.0
	Deduction of Internal Trade		(32,277)	—

	Sub Total		50,512	—

Engineering & Construction	Domestic Construction	Architecture	7,052	40.6
		Plant	1,837	10.6
		Civil Engineering	1,619	9.3
	Overseas Construction		4,340	25.0
	Owned Construction		1,445	8.3
	Others		1,078	6.2
	Gross Sum		17,371	100.0
	Deduction of Internal Trade		(733)	—

	Sub Total		16,638	—

Others	Electricity Sales, etc.		13,218	100.0
	Deduction of Internal Trade		(6,074)	—

	Sub Total		7,144	—

	Total Sum		150,772	—

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B. Price Fluctuation Trend of Key Products

			(In thousands of KRW/Tons, kWh)
Business Area	Products	2017 1Q (January 1, 2017 ~ March 31, 2017)	2016	2015
Steel	Hot-rolled Product (HR)	620	510	553
	Cold-rolled Product (CR)	769	677	719
Others	Electric Power	96	86	105
	Lime	106	113	117

Figures for the trading and engineering & construction businesses are not reflected on the table.

[Steel]

(1) Criteria for Calculation

(a)	Subjects for Calculation: unit prices of the standard hot-rolled product and cold-rolled product

(b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight during the given period.

(2) Factors of Price Fluctuations

The price for steel products has increased during the first quarter of 2017 primarily due to an increase in the price of raw materials in the second half of 2016.

[Others]

(1) Criteria for Calculation

(a)	Electric Power = price of electric power/total amount of generated power

(b)	Lime: average sales price including shipping cost

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4. Major Raw Materials

A. Current Status of Major Raw Materials

(In hundred millions of KRW)
Business Area	Type of Purchase	Item	Specific Use	Purchase Amount (Portion)	Remarks
Steel	Raw Materials	Materials for Iron-making,	Iron Ore for Blast Furnaces	29,497 (44.3%)	Iron Ore, Coal
		Sub-materials	Sub-materials for Iron-making, Steelmaking	21,311 (32.1%)	Iron Material, Alloy Iron, Non-ferrous Metal, Limestone, etc.
		Stainless Steel Materials	Key Materials for STS Production	15,673 (23.6%)	Nickel, Ferrochrome, STS Scrap Iron, etc.

Engineering & Construction	Raw Materials	Ready-mixed Concrete	Construction of Structure	491 (21.7%)
		Steel Pile	Foundation of Structure	43 (1.9%)
		Steel Reinforcement	Strengthening Concrete	372 (16.5%)
		Cable	Electricity Transfer	3 (0.1%)
		Others	Construction of Pipe and Structure etc.	1,352 (59.8%)

Others	Raw Materials	LNG	Material for Power Generation	2,384 (50.1%)
		Limestone	Production of Lime	258 (5.4%)
		Others	Engineering business etc.	2,116 (44.5%)

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B. Price Fluctuation Trend of Major Raw Materials

			(In thousands of KRW)
Business Area	Category	2017 1Q (January 1, 2017 ~ March 31, 2017)	2016	2015
Steel	Iron Ore(per ton)	99	68	63
	Coal(per ton)	329	133	116
	Scrap Iron(per ton)	328	262	274
	Nickel(per ton)	11,864	11,151	13,392
Engineering & Construction	Ready-mixed Concrete (per m3)	61	61	59
	Steel Pile (per m)	51	49	39
	Steel Reinforcement (per kg)	1.0	1.0	1.0
	Cable (per m)	1.0	1.0	1.0
Others	LNG (per ton)	708	592	760
	Lime (per ton)	19	20	20

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[Steel]

Key Factors in Price Fluctuations

(1) Iron Ore

										(In US Dollars/Tons)
	‘17 1Q	‘16 4Q	‘16 3Q	‘16 2Q	‘16 1Q	‘15 4Q	‘15 3Q	‘15 2Q	‘15 1Q	‘14 4Q	‘14 3Q	‘14 2Q
Trend of International Benchmark Price (Free On Board, “FOB”)	79	65	53	51	45	42	49	54	58	66	82	94

(2) Coal

										(In US Dollars/Tons)
	‘17 1Q	‘16 4Q	‘16 3Q	‘16 2Q	‘16 1Q	‘15 4Q	‘15 3Q	‘15 2Q	‘15 1Q	‘14 4Q	‘14 3Q	‘14 2Q
Trend of International Benchmark Price (FOB)	285	200	92.5	84	81	89	93	109.5	117	119	120	120

(3) Scrap Iron

										(In US Dollars/Tons)
	‘17 1Q	‘16 4Q	‘16 3Q	‘16 2Q	‘16 1Q	‘15 4Q	‘15 3Q	‘15 2Q	‘15 1Q	‘14 4Q	‘14 3Q	‘14 2Q
Trend of Purchase Price (Cost and Freight, “CFR”)	284	253	227	235	187	219	225	256	268	331	376	365

(4) Nickel

	‘17 1Q	‘16 4Q	‘16 3Q	‘16 2Q	‘16 1Q	‘15 4Q	‘15 3Q	15 2Q	‘15 1Q	‘14 4Q	‘14 3Q	‘14 2Q
Trend of London Metal Exchange (“LME”) Cash Price	USD 4.66/lb USD 10,271/ton	USD 4.90/lb USD 10,810/ton	USD 4.66/lb USD 10,265/ton	USD 4.00/lb USD 8,823/ton	USD 3.86/lb USD 8,499/ton	USD 4.28/lb USD 9,437/ton	USD 4.79/lb USD 10,561/ton	USD 5.90/lb USD 13,008/ton	USD 6.50/lb USD 14,338/ton	USD 7.17/lb USD 15,799/ton	USD 8.43/lb USD 18,576/ton	USD 8.37/lb USD 18,463/ton

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[Engineering and Construction]

(1)	Criteria for Calculation

Products	Criteria for Calculation

Ready-mixed Concrete	Standard 25-210-15

Steel Pile	SPS400 406.4x7.9T

Steel Reinforcement	High Tensile Deformed Bar SD40 D10

Cable	TFR-CV, 0.6/1KV, 2.5SQ, 2core

[Others]

(1)	Criteria for Calculation

(a)	Electric Power: purchase price of electricity from Korea Gas Corporation

*	Electricity price is affected by the raw material cost and foreign exchange rate.

(b)	Lime: purchase price of lime and transportation fees

21

5. Production and Facilities

A. Production Capacity

[Steel]

			(Thousands of Tons)
Business Area	Products	2017 1Q (January 1, 2017 ~ March 31, 2017)	2016	2015
Steel	Crude Steel	11,840	47,590	47,610

[Others]

	(Electric Power-MW per year, Lime-Thousands of Tons per year)
Business Area	Products		2017 1Q (January 1, 2017 ~ March 31, 2017)	2016	2015
		Inchon	3,412	3,412	3,412
Power Generation	Electric Power	Gwangyang	284	284	284
		Pohang	290	290	290
Lime	Lime		2,190	2,190	2,190

B. Production Result and Capacity Utilization Rate

[Steel]

(1) Production

			(Thousands of Tons)
Products		2017 1Q (January 1, 2017 ~ March 31, 2017)	2016	2015
Crude Steel		10,335	42,199	42,027
Products	Hot-Rolled Products	2,229	10,560	9,399
	Plate	1,266	6,429	6,471
	Wire Rod	695	2,803	2,771
	Pickled-Oiled Steel Sheets	723	3,022	2,816
	Cold-Rolled Products	2,448	8,462	9,219
	Coated Steel	1,767	6,510	6,170
	Electrical Steel	273	1,080	1,170
	Stainless Steel	639	2,571	2,401
	Others	615	4,327	3,775
	Total	10,655	45,764	44,192

The amount of products is the aggregate of the amount of products of POSCO and subsidiaries of POSCO, which may include interested party transactions.

22

(2) Capacity Utilization Rate for the for the first quarter of fiscal year of 2017

				(Thousands of Tons)
	Company	Capacity	Production	Utilization Rate
Crude Steel Production	POSCO	10,540	9,081	86.2%
	Zhangjiagang Pohang Stainless Steel	275	301	109.5%
	PT.KRAKATAU POSCO	750	743	99.1%
	POSCO SS-VINA	275	210	76.4%

	Total	11,840	10,335	87.3%

Trade and engineering & construction businesses are not reflected on the table due to difficulties in measuring capacity, production and utilization rate of such businesses.

[Others]

(1) Production Result

				(Gwh, Thousands of Tons)
	Products	2017 1Q (January 1, 2017 ~ March 31, 2017)	2016	2015
Power Generation	Electric Power	3,589	15,362	15,754
Lime	Lime	570	2,472	2,437

(2) Capacity Utilization Rate for the first quarter of fiscal year of 2017

			(Electric Power-hr, Lime-Thousands of Tons)
Business Area	Products		Capacity	Production	Utilization Rate
Power Generation	Electric Power	Inchon	2,160	1,050	48.6%
		Gwangyang	2,160	1,905	88.2%
		Pohang	2,160	1,725	79.8%
Lime	Lime		548	570	104.0%

23

C. Production Facilities

[Land]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,125,327	116	(148,198)	—	1,977,245
Trade	27,221	113,001	(433)	—	139,789
Engineering & Construction	40,467	669	(14,838)	—	26,298
Others	408,193	4,325	(10,965)	—	401,553

[Building]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	4,313,396	130,828	(260,064)	(81,357)	4,102,803
Trade	92,227	123,245	(37,850)	(1,041)	176,581
Engineering & Construction	104,816	356,330	(361,841)	(1,359)	97,946
Others	485,192	6,550	(10,164)	(6,242)	475,336

[Structures]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,631,013	25,063	(48,703)	(49,053)	2,558,320
Trade	1,765	31,278	(11,749)	(58)	21,236
Engineering & Construction	49,082	7	(499)	(452)	48,138
Others	226,620	164	(4,186)	(3,746)	218,852

[Machinery and Equipments]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	17,570,993	601,119	(543,121)	(517,395)	17,111,596
Trade	278,206	309,917	(174,799)	(3,952)	409,372
Engineering & Construction	26,909	3,104	(16,401)	(820)	12,792
Others	2,442,283	13,672	(33,225)	(36,426)	2,386,304

24

[Vehicles]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	28,916	9,082	(7,882)	(3,682)	26,434
Trade	4,651	3,624	(3,206)	(338)	4,731
Engineering & Construction	8,090	841	(1,151)	(443)	7,337
Others	5,042	398	(456)	(506)	4,478

[Tools and Fixtures]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	58,887	44,159	(51,064)	(5,338)	46,644
Trade	1,555	37,445	(28,428)	(460)	10,112
Engineering & Construction	1,327	4,145	(3,788)	(178)	1,506
Others	9,611	600	(446)	(1,159)	8,606

[Equipment]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	81,636	17,843	(17,786)	(7,673)	74,020
Trade	13,171	14,067	(12,666)	(424)	14,148
Engineering & Construction	6,264	33,189	(33,074)	(932)	5,447
Others	31,335	5,022	(486)	(3,271)	32,600

[Financial Lease Assets]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	92,142	(737)	(7,360)	(1,139)	82,906
Trade	17,736	7,304	(1,307)	(844)	22,889
Engineering & Construction	1,152	4,668	(1,039)	(104)	4,677
Others	47,983	—	(1)	(1,120)	46,862

[Biological Assets]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	—	—	—	—	—
Trade	—	51,793	—	(2,525)	49,268
Engineering & Construction	—	—	—	—	—
Others	—	—	—	—	—

25

[Assets under Construction]		(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,009,648	345,951	(611,129)	—	1,744,470
Trade	404,989	49,889	(122,872)	—	332,006
Engineering & Construction	17,888	15,862	—	—	33,750
Others	104,607	31,961	(34,298)	—	102,270

26

(2) Major Capital Expenditures

(a) Investments under Construction

[Steel]				(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO	Expansion/ Establishment	December, 2014~June, 2017	G)Installation of no.7 CGL	2,554	2,261	293
		April, 2014 ~ September, 2017	Establishment of SNG Plant	11,940	11,497	443
		December, 2015 ~ December, 2017	P) Installation of the LICC Continuous Casting Machine	656	36	620
		July, 2008 ~ May, 2020	P, G) Expansion of the Capacity of the Raw Material Treatment Facilities, etc.	18,721	6,697	12,024
		March, 2015 ~ June, 2017	P) Renovation of the Third Furnace, etc.	4,265	2,635	1,630
POSCO COATED & COLOR STEEL Co., Ltd.	Establishment	March, 2017 ~ December, 2018	Installation of no.4 CCL	390	—	390
POSCO AMERICA ALABAMA PROCESSING CENTER CO., LTD.	Establishment	April, 2016 ~July, 2017	Establishment of no.2 Wire rod processing facility	232	129	103
Chongqing POSCO CISL Automotive Steel Co., Ltd.	Establishment	July, 2016 ~ August, 2018	Installation of no.1 CGL	2,275	438	1,837

P stands for Pohang Steel Works.

G stands for Gwangyang Steel Works.

[Trade]				(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
PT.BIO Inti Agrindo	Expansion	December, 2014 ~ March, 2017	CPO Mill	224	160	64

27

[Others]				(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to be Invested
POSCO ICT	Expansion	January, 2017 ~ March, 2017	Expansion of Smart Management Server For Smart Management Operation Efficiency	176	57	119
		January, 2017 ~ March, 2017	Discover new business opportunities	100	1	99
POSCO- TERMINAL Co., Ltd.	Expansion	January, 2016 ~December, 2017	Investment in Silo	616	263	353
POSCO ES MATERIALS	Expansion	December, 2016 ~ September, 2017	Investment in production line of cathode materials for secondary battery	316	195	121

The investments over KRW 10 billion are listed on the table while equity investment is not reflected thereon.

(b) Future Investment Plans

		(In hundred millions of KRW)
Business	Company			Planned Investments
		Project		2017	2018	2019
Steel	POSCO	Expansion, Renovation and Replacement of Existing Facilities	Renovation of Existing Facilities	1,349	7,772	9,047
			Capacity Increase	170	0	1,180
	POSCO Thainox Public Company Limited	Expansion, Renovation and Replacement of Existing Facilities	Manufacture Process	43	49	23
	POSCO SS VINA CO., LTD..	Expansion, Renovation and Replacement of Existing Facilities	Renovation of Existing Facilities	81	111	119
Trade	POSCO Daewoo Corporation	Expansion, Renovation and Replacement of Existing Facilities	Establishment of Facilities	—	20	200
Others	POSCO ICT	Expansion, Renovation and Replacement of Existing Facilities	Investment in Smart IT business	159	122	—
			Discover new business opportunities-	82	68	—
	POSMATE	Expansion, Renovation and Replacement of Existing Facilities	Renovation of Existing Facilities	51	71	98

The investments over KRW 10 billion are listed on the table while equity investment is not reflected thereon.

28

6. Product Sales

[Steel]				(In hundred millions of KRW)
Items		2017 1Q (January 1, 2017 ~ March 31, 2017)	2016	2015
Domestic	Hot-Rolled Products	11,171	33,178	30,799
	Cold-Rolled Products	9,897	34,869	38,418
	Stainless Steel	7,098	22,733	22,365
	Others	16,751	69,133	79,113
Export	Hot-Rolled Products	10,347	36,143	41,505
	Cold-Rolled Products	31,569	109,514	100,565
	Stainless Steel	18,965	69,535	71,530
	Others	16,797	53,957	64,073
Total	Gross Sum	122,595	429,062	448,368
	Internal Transaction	(46,117)	(160,620)	(165,440)

	Total	76,478	268,442	282,928

[Trading]				(In hundred millions of KRW)
Items		2017 1Q (January 1, 2017 ~ March 31, 2017)	2016	2015
Domestic	Merchandise	3,464	6,026	6,833
	Product	—	—	—
	Others	247	397	244
Export	Merchandise	19,768	74,529	81,379
	Product	109	126	57
	Others	247	498	606
Trades among Korea, China & Japan		58,954	180,956	182,625
Gross Sum		82,789	270,075	264,201
Internal Transaction		(32,277)	(86,920)	(96,460)

Total		50,512	183,155	167,741

29

[Engineering & Construction]	(In hundred millions of KRW)
Items	2017 1Q (January 1, 2017 ~ March 31, 2017)	2016	2015
Construction Contract Revenue	Domestic	Architecture	7,052	24,964	25,302
Plant	1,837	14,104	15,381
Civil Engineering	1,619	6,699	8,653
Overseas	4,340	15,951	39,001
Own Construction	1,445	6,048	7,187
Other Subsidiary company sales	1,078	7,054	3,154
Gross Sum	17,371	74,820	98,678
Internal Transaction	(733)	(7,137)	(13,521)

Total	16,638	67,683	85,157

[Others]		(In hundred millions of KRW)
Items	2017 1Q (January 1, 2017 ~ March 31, 2017)	2016	2015
Electric Power	7,144	26,970	30,683

7. Derivatives

We utilize derivatives contracts to hedge the exchange rate risk and interest rate risk, and we also possess other option contracts. As of March 31, 2017, we had derivatives assets of KRW 64,128 million and derivatives liabilities of KRW 126,104 million related to forward exchanges, currency swaps, interest rate swaps, and others. During the three months ended March 31, 2017, we recognized KRW 3,831 million of net gains on derivatives transactions and KRW 89,276 million of net losses on valuation of derivatives related to the above-mentioned derivatives contracts.

30

8. Significant Contracts

Company	Contract	Date	Remarks
POSCO	Cooperation Agreement with Roy Hill Co., Ltd.	January, 2010	The purpose of the Cooperation Agreement was to obtain 15% stake in Roy Hill Holdings Pty. Ltd. which was pursuing the development of Roy Hill iron ore mine in Western Australia.
		January, 2012	POSCO decided to acquire certain additional equity interest in Roy Hill Holdings Pty. Ltd. (2nd phase), which amounts to approximately KRW 1,779 billion.
		March, 2012	POSCO entered into a contract in March 2012 to invest an additional A$ 1,495 million to increase its interest to 15% of the total outstanding and common stocks of Roy Hill Holdings Pty. Ltd.
		April, 2012	POSCO entered into a contract to dispose its 2.5% interest in the total outstanding common stocks of Roy Hill Holdings Pty. Ltd. to China Steel Corporation for A$ 305 million.
	Sales of shares in POSCO Specialty Steel Co., Ltd.	March, 2015

POSCO entered into a contract to sell its 52.3% interest in the total outstanding common stocks of POSCO Specialty Steel Co., Ltd. to SeAH Besteel Corp., Shinyoung Securities Co., Ltd., and Shinhan Investment Corp, which amounts to approximately KRW 418.5 billion.

	Sales of shares in POSCO ENGINEERING & CONSTRUCTION	June, 2015

•    POSCO entered into a contract to sell its 38% interest in the total outstanding common stocks of POSCO Engineering & Construction Co., Ltd. to Public Investment Fund of the Ministry of Finance in Saudi Arabia(PIF) for the (i)sale of POSCO’s common stock (10,802,850 shares) in POSCO E&C to PIF, and (ii)POSCO E&C’s issuance and sale of new shares of common stock (5,083,694 shares) to PIF

•    Sale of shares of POSCO E&C to PIF was completed (September 30).

	Small scale merger with POSHIMETAL Co.,Ltd.	December, 2015

1) Purpose: Enhancing the shareholders’ value by increasing operational efficiency and creating synergies between businesses

2) Information: POSCO holds a 100% stake in POSHIMETAL Co.,Ltd. The merger ratio is 1:0, and POSCO will not be issuing new shares

3) Conclusion of a contract: December 23, 2015

4) Date of merger: March 1, 2016

5) Registration of merger: March 15, 2016

	Small scale merger with POSCO GREEN GAS TECHNOLOGY	February, 2016

1) Purpose: Enhancing the shareholders’ value by increasing operational efficiency and creating synergies between businesses

2) Information: POSCO holds a 100% stake in POSCO GREEN GAS TECHNOLOGY. The merger ratio is 1:0, and POSCO will not be issuing new shares

3) Conclusion of a contract: February 26, 2016

4) Date of merger: May 1, 2016

5) Registration of merger(expected): May 16, 2016

	Investment into the joint venture with Chongqing Iron and Steel (Group) Co. Ltd. in China	April, 2016

1) Purpose: JV investment to expand sales of automotive steel sheets in the southwest China

2) Information: POSCO and Chongqing Iron & Steel Co. signed an agreement to set up two steel mill joint ventures in Chongqing. POSCO will hold 10% stake in the investment of producing high-strength cold-rolled sheets and hold 51% stake in the investment of producing automotive steel sheets

3) Conclusion of a contract: April 6, 2016

POSCO DAEWOO CORPORATION	Gas Sales and Purchase Agreement (“GSPA”) Regarding Shwe, Shwe Phyu and Mya gas field in Myanmar	December, 2008

1) Contract Parties

•    Seller: POSCO Daewoo (51%), ONGC Videsh Limited (17%), Myanmar Oil and Gas Enterprise (15%), GAIL (India) Limited (8.5%) and Korea Gas Corporation (8.5%)

•    Buyer: China National United Oil Company (“CNUOC”)

2) Signed Date: December 24, 2008

3) Summary of the GSPA

•    Gas produced from Shwe and Shwe Phyu gas field in Block A-1 and Mya field in Block A-3 in Myanmar will be transported via the offshore and onshore gas pipelines to CNUOC in China.

•    Gas production period is expected to be approximately 30 years.

•    Gas sales price will be fluctuated and recalculated quarterly in accordance with the contractual base price, averaged oil price and consumer price.

31

Company	Contract	Date	Remarks

4) Remarks

•    CNUOC is one of subsidiaries of China National Petroleum Corporation (“CNPC”) and CNPC guarantees CNUOC’s contractual obligations under gas sales and purchase agreement.

•    Related Public Announcements: December 26, 2008; December 3, 2008; June 23, 2008; June 4, 2008; December 5, 2007; June 5, 2007; December 7, 2006; June 8, 2006; December 8, 2005; June 9, 2005; December 10, 2004; and June 11, 2004

	Investment for Construction of Facilities (Offshore Gas Production Platform and Onshore Gas Pipelines, etc.)	August, 2009

1) Total Investment: KRW 2,095,727,800,000

2) Purpose of Investment: construction of new facilities for gas production, processing and transportation

3) Total Period of Investment: October 1, 2009 ~ September 30, 2014

4) Remarks

•    Location: the north-western offshore and onshore in Myanmar

•    Main facilities: offshore platform (gas production capacity: 64,000ft3/day), offshore pipeline (diameter: 32inch, length: 110km), onshore pipeline (diameter: 40 inch, length: 825km)

•    Date of Gas Supply: May 1, 2013; daily gas production rate during the plateau period: 50,000ft3/day

•    The aforementioned investment is for the phase 1 development; the phase 2 ~ 4 developments will commence consequently approximately 10 years after the completion of the phase 1 development.

•    Main business areas: Upstream offshore business (offshore platform, subsea system), Middle stream offshore business (gas pipeline, onshore gas terminal)

•    Participants: POSCO Daewoo (51%), ONGC Videsh Limited (17%), Myanmar Oil and Gas Enterprise (15%), GAIL (India) Limited (8.5%) and Korean Gas Corporation (8.5%)

	Sale of Daewoo Cement (Shandong) Company Limited	July, 2011

1) Purpose of the Sale : sale of non-core business, divestiture and collection of long term debt

2) Other information

•    The sale price of all of the shares of Daewoo Cement (Shandong) Company Limited has not been determined; the separate disclosure regarding the sale price of Daewoo Cement (Shandong) Company Limited will be made when such information is available.

•    The sale price of all of the shares of Daewoo Cement (Shandong) Company Limited is KRW 37,422,000,000 as of December 27, 2000. At the end of March, 2012, the book value of all of the shares of Daewoo Cement (Shandong) Company Limited was KRW 41,600 million under the K-IFRS.

•    The official sale date of all of the shares of Daewoo Cement (Shandong) Company Limited has not been determined; actual sale date of all of the shares of Daewoo Cement (Shandong) Company Limited shall be set when the condition precedents of the share purchase agreement between Daewoo Cement (Shandong) Company Limited and a purchaser are satisfied.

•    Sale agreement can be nullified when condition precedents of the contract (i.e. government approvals, etc) are not satisfied.

	Sale of Kyobo Life Insurance Co., Ltd. stake	August, 2012

1) Purpose of the sale was to strengthen financial structure and secure the core investment plan

2) Other information

•    The board of Directors resolved to sell the Kyobo Life Insurance Co., Ltd.’s stake, which amounts to KRW 1,205,400 million on August 8, 2012.

	Acquisition of NEATT (North East Asia Trade Tower) in Songdo, Incheon	July, 2013

1) Building

•    Name: NEATT (North East Asia Trade Tower)

•    Location: Songdo, Incheon, Korea

2) Purchase Price: KRW 207,600,000,000 (2.8% of the total assets on consolidated basis as of the end of year 2012)

3) Closing Date: July 31, 2014 (tentative)

4) Miscellaneous

•    Building is expected to be purchased by Daewoo International (60%) and POSCO E&C (40%)

32

Company	Contract	Date	Remarks
	Small scale merger with Steel segment after spinoff from POSCO Processing &Service	November, 2016

1) Purpose: Expanding the company’s capabilities in steel trading business and enhancing global competitiveness of the company’s steel business

2) Information: POSCO Daewoo merges with the steel segment and others of POSCO P&S at the merger ratio of 1: 0.4387662, after the spinoff from POSCO P&S

3) Conclusion of a contract: November 4, 2016

4) Date of merger: March 1, 2017

5) Registration of merger: March 2, 2017

POSCO ENGINEERING & CONSTRUCTION	Small scale merger with POSCO ENGINEERING CO., LTD.	November, 2016

1) Purpose: Achieving sustainable profit and growth by enhancing competitiveness

2) Information: POSCO E&C merges with POSCO Engineering at the merger ratio of 1:0, and POSCO E&C will not be issuing new shares

3) Conclusion of a contract: November 23, 2016

4) Date of merger: February 1, 2017

5) Registration of merger: February 14, 2017

POSCO ENERGY	Agreement of stock acquisition	June, 2014

1) Contract Parties: TONGYANG Cement & Energy Corp., TONGYANG Leisure, and TONGYANG Inc.

2) Signed Date : June 25, 2014

3) Amount : KRW 431,093 million

4) Purpose : Agreement of stock acquisition in order to acquire 100% stake of TONGYANG Power

	Contract on Off- gas Power Plant	February, 2015

1) Contract Parties: Purchaser of electric power (Korea Electric Power Corp. etc.)

2) Signed Date : February 26, 2015

3) Information: Contract of adjusting difference of time-based electric power price between a purchaser of electric power and a power producer

9. Research and Development

A. Research and Development (“R&D”) Organization

Business Area	Company		Organization
Steel	POSCO	POSCO’s Relevant Departments	Technical Research Laboratory
Engineering Solution Center
Pohang Research Laboratory
Gwangyang Research Laboratory
Steel Solution Center
Steel Planning Department
New Business Planning Department
Environment, Energy, Social responsibility Department
	POSCO COATED & COLOR STEEL		R&D Center
	Zhangjiagang Pohang Stainless Steel Co., Ltd.		Product Development Group
	POSCO Thainox Public Company Ltd.		Product Testing Laboratory(LAB) Team
Engineering & Construction	POSCO Engineering & Construction		R&D Center
	POSCO Engineering Co. Ltd.		R&D Center
	POSCO A&C		R&D Center
Others	POSCO ENERGY		Technology Strategy Department, Fuel Cell Department
	POSCO ICT		R&D Center
	POSCO CHEMTECH		R&D Center, Cathode Material Research Department
	POSCO M-TECH CO., LTD.		R&D Center
	PNR CO., Ltd.		Quality Innovation Department

33

B. R&D Expenses for the first quarter of fiscal year of 2017

	(In millions of KRW)
Category	Business Area
	Steel	Trade	Engineering & Construction	Others	Total
Selling and Administrative Cost	19,208	293	(17)	6,075	25,559
Manufacturing Cost	79,291	—	198	905	80,394
R&D Cost (Intangible Assets)	4,875	243	(5)	3,473	8,586

Total	103,374	536	176	10,453	114,539

R&D/Sales Ratio	1.35%	0.01%	0.01%	1.46%	0.76%

34

III. Financial Statements

1. Consolidated Financial Statements

A. Summary of Fiscal Years of 2015, 2016 and the First Quarter of 2017

			(In millions of KRW)
Account	2017 1Q (January 1, 2017 ~ March 31, 2017)	2016	2015
[Current Assets]	29,350,949	29,303,834	29,180,889
Cash & Cash equivalents	2,725,240	2,447,619	4,870,185
Other Receivables, net	1,425,977	1,539,742	1,679,879
Other Short-term Financial Assets	4,932,462	5,224,911	3,910,387
Accounts Receivables, net	9,765,221	9,786,927	9,595,935
Inventories	9,488,455	9,051,721	8,225,205
Other Current Assets	1,013,594	1,252,914	899,298
[Non-current Assets]	49,182,287	50,459,161	51,227,870
Other Receivables, net	786,808	762,912	863,258
Other Long-term Financial Assets	2,621,429	2,657,692	2,341,460
Investments in Associates and Joint Ventures	3,703,549	3,882,389	3,945,333
Tangible Assets, net	32,819,322	33,770,339	34,522,855
Good Will & Other Intangible Assets, net	6,055,830	6,088,729	6,405,754
Other Non-current Assets	3,195,349	3,297,100	3,149,210

Total Assets	78,533,235	79,762,995	80,408,759

[Current Liabilities]	18,334,580	18,915,396	20,130,926
[Non-current Liabilities]	14,085,835	15,009,204	15,207,611

Total Liabilities	32,420,415	33,924,600	35,338,537

[Controlling Interest]	42,374,397	42,373,438	41,235,350
Capital Stock	482,403	482,403	482,403
Capital Surplus	1,403,534	1,397,791	1,383,623

35

			(In millions of KRW)
Account	2017 1Q (January 1, 2017 ~ March 31, 2017)	2016	2015
Hybrid bond	996,919	996,919	996,919
Retained Earnings	41,545,663	41,173,778	40,501,059
Other Controlling Interest	(2,054,122)	(1,677,453)	(2,128,654)
[Minority Interest]	3,738,423	3,464,957	3,834,872

Total Shareholders’ Equity	46,112,820	45,838,395	45,070,222

Total Sales	15,077,184	53,083,513	58,192,345

Operating Income	1,364,969	2,844,325	2,410,043
Consolidated Net Profit	976,888	1,048,169	(96,181)
[Controlling Interest]	850,928	1,363,310	180,647
[Minority Interest]	125,959	(315,141)	(276,828)
Consolidated Total Comprehensive Income	543,290	1,502,416	(258,311)
[Controlling Interest]	470,367	1,822,533	33,016
[Minority Interest]	72,923	(320,117)	(291,327)
Earnings Per Share	10,532	16,627	1,845
Number of Consolidated Companies	183	199	214

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the “K-IFRS”) and applied it to each Company’s final financial statements.

C. Consolidated Interim Financial Statements

Refer to the attached Condensed Consolidated Interim Financial Statements for the Condensed Consolidated Interim Statements of Financial Position as of March 31, 2017, Condensed Consolidated Interim Statements of Comprehensive Income (loss), Condensed Consolidated Interim Statements of Changes in Equity, Condensed Consolidated Interim Statements of Cash Flows for the three-month period ended March 31, 2017, and Notes

36

2. Separate Financial Statements

A. Summary of Fiscal Years of 2015, 2016 and the First Quarter of 2017

	(In millions of KRW)
Account	2017 1Q (January 1, 2017 ~ March 31, 2017)	2016	2015
[Current Assets]	12,322,560	11,732,676	11,427,639
Cash & Cash equivalents	362,747	120,529	1,634,106
Trade Accounts & Notes Receivable(net)	3,412,438	3,216,209	2,740,104
Other Receivables, net	276,331	246,061	246,431
Other Short-term Financial Assets	3,945,259	4,130,963	3,326,012
Inventories	4,264,618	3,995,291	3,427,011
Other Current Assets	61,167	23,623	53,975
[Non-current Assets]	40,292,307	40,323,077	39,881,770
Other Receivables, net	81,755	87,669	93,757
Other Long-term Financial Assets	2,117,739	2,145,570	1,804,374
Investments in Subsidiaries, Associates, and Joint Ventures	15,263,100	15,031,385	15,737,287
Tangible Assets, net	22,019,758	22,257,409	21,514,149
Good Will & Other Intangible Assets, net	545,202	508,890	490,762
Other Non-current Assets	264,753	292,154	241,441

Total Assets	52,614,867	52,055,753	51,309,409

[Current Liabilities]	2,948,203	2,697,252	3,817,678
[Non-current Liabilities]	4,930,790	5,029,054	4,466,173

Total Liabilities	7,878,993	7,726,306	8,283,851

[Capital Stock]	482,403	482,403	482,403
[Capital Surplus]	1,156,304	1,156,303	1,247,581
[Hybrid bond]	996,919	996,919	996,919
[Retained Earnings]	43,309,443	42,943,050	41,862,570
[Other Equity]	(1,209,195)	(1,249,228)	(1,563,915)

Total Shareholders’ Equity	44,735,874	44,329,447	43,025,558

Total Sales	7,067,446	24,324,933	25,607,221

Operating Income	795,427	2,635,337	2,238,249
Net Income	839,637	1,785,046	1,318,271
Earnings per share(KRW)	10,391	21,899	16,067

37

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements and its Certified Public Accountant’s audit opinions on financial statements in accordance with the Korean - International Financial Reporting Standards (the “K-IFRS”).

C. Separate Interim Financial Statements

Refer to the attached Condensed Separate Interim Financial Statements for the Condensed Separate Interim Statements of Financial Position as of March 31, 2017, Condensed Separate Interim Statements of Comprehensive Income (loss), Condensed Separate Interim Statements of Changes in Equity, Condensed Separate Interim Statements of Cash Flows for the three-month period ended March 31, 2017, and Notes.

38

IV. CORPORATE GOVERNANCE AND COMPANY AFFILIATES

1. Overview of Corporate Governance

A. Board of Directors

(1)	Board of Directors

Our board of directors has the ultimate responsibility for management of our business affairs. Under our Articles of Incorporation, the board shall consist of five directors who also act as the executive officers (the “Inside Directors”) and seven directors who are to be outside directors (the “Outside Directors”). Our shareholders elect both Inside Directors and Outside Directors at a General Meeting of Shareholders. Candidates for the Inside Directors are recommended to shareholders by the board of directors after the board reviews such candidates’ qualifications; candidates for the Outside Directors are recommended to the shareholders by a separate board committee consisted of three Outside Directors and one Inside Director (the “Director Candidate Recommendation Committee”) after the committee reviews such candidates’ qualifications. Any shareholder holding an aggregate of 0.5% or more of our outstanding shares with voting rights for at least six months may recommend candidates for Outside Directors to the Director Candidate Recommendation Committee.

Our board of directors maintains the following six special committees:

(a) Director Candidate Recommendation Committee;

(b) Evaluation and Compensation Committee;

(c) Finance and Operation Committee;

(d) Executive Management Committee;

(e) Audit Committee; and

(f) Related Party Transaction Committee.

39

Composition of the Special Committees under the Board of Directors and their Functions (as of March 31, 2017)

Category	Composition	Directors	Major Functions
Director Candidate Recommendation Committee	3 Outside Directors; 1 Inside Director	Lee, Myung-Woo (Chairman) Kim, Shin-Bae Chang, Seung-Wha Choi, Jeong-Woo

•    Reviews the qualifications of potential candidates for Directors

•    Proposes nominees for the Outside Directors

•    Advances the nomination process for the CEO among the Inside Directors and members of the special committees

Evaluation and Compensation Committee	4 Outside Directors	Shin, Chae Chol (Chairman) Kim, Joo-Hyun Kim, Shin-Bae Chung, Moon-Ki	• Executes management succession and development plans • Establishes evaluation procedures of directors • Reviews the retirement procedures and distribution of the allowance for directors

Finance and Operation Committee	3 Outside Directors; 2 Inside Directors	Lee, Myung-Woo (Chairman) Shin, Chae Chol Bahk, Byong-Won Oh, In-Hwan Chang, In-Hwa

•    Advances deliberation of new investments in other companies

•    Revises the internal regulations regarding the operation of the Board of Directors

•    Deliberates financial matters and donations from the range of KRW 100 million and KRW 1 billion

Audit Committee	3 Outside Directors	Kim, Joo-Hyun (Chairman) Chung, Moon-Ki Chang, Seung-Wha

•    Audits the accounting system and business operations

•    Examines the agenda for financial statements and other reports to be submitted by the Board of Directors at each general meeting of shareholders

Related Party Transactions Committee	3 Outside Directors	Kim, Joo-Hyun (Chairman) Chung, Moon-Ki Chang, Seung-Wha

•    Reviews matters related to the internal transactions under the MRFTA.-Holds preliminary review on internal transactions exceeding the amount of KRW 10 billion.

•    Holds a deliberation hearing on internal transactions exceeding KRW 3 billion but less than 10 billion.

Executive Management Committee	5 Inside Directors	Kwon, Oh-Joon (Chairman) Oh, In-Hwan Choi, Jeong-Woo Chang, In-Hwa, Yu, Seong

•    Oversees decisions with respect to our operational and management matters

•    Reviews management’s proposal for new strategic initiatives

•    Reviews deliberation over critical internal matters related to the organization structure and development of personnel

•    Reviews and revises work and welfare policies

(2)	Establishment and Composition of the Director Candidate Recommendation Committee

(a)	Established the Director Candidate Recommendation Committee (March 17, 2000)

(b)	Changed the name from the Director Candidate Recommendation Committee to the Director Candidate Recommendation and Evaluation Committee (March 15, 2002)

(c)	Changed the name from the Director Candidate Recommendation and Evaluation Committee to the Director Candidate Recommendation Committee (March 12, 2004)

40

(3)	List of Outside Directors (as of March 31, 2017)

Name	Experience	Relation with Majority Shareholder	Remarks

Bahk, Byong-Won	• (Present) Chairman , Korea Employer’s Federation • President, National Happiness Fund • Chairman, Korea Federation Bank	None	Chairman of Board of Directors

Shin, Chae-Chol	• President and Representative Director, LG CNS • President and Representative Director, IBM Korea	None

Lee, Myoung-Woo	• (Present) President and Representative Director, Dongwon Industry • Vice Chairman, Iriver • CEO and Representative Director, SONY Korea	None

Kim, Joo-Hyun

•    (Present) Advisory, Hyundai Research Institute Chairman, Sub-Committee of Economy Presidential Committee, Unification Preparation

•    President&CEO and Head of Business Strategy Division, Hyundai Research Institute

None

Kim, Shin-Bae	• Vice Chairman, SK Group • Vice Chairman and CEO, SK C&C • President, Korea IoT(Internet of Things) Association • President and CEO, SK Telecom	None

Chung, Moon-Ki	• (Present) Associate Professor in Accounting, Sungkyunkwan University • Partner and Chief Quality Officer, Samil PwC • Committee Member, Accounting Review Committee of Financial Supervisory Service	None

Chang, Seung-Wha	• (Present) Professor of Law, Seoul National University • (Present) Member, International Chamber of Commerce(ICC) Court of Arbitration • Appellate Body Member, World Trade Organization(WTO)	None

(4)	List of Key Activities of the Board of Directors (January 1, 2017 ~ May 12, 2017)

Session	Date	Agenda	Approval

2017-1	January 25

1. Approval of the financial statements for the 49th fiscal year and the convocation schedule for the 49th General Meeting of Shareholders

2. Recommendation of a candidate for the Inside Director position (Candidate for the Chief Executive Officer)

All 2 Cases Approved

2017-2	February 17	1. Agenda for the 49th General Meeting of Shareholders 2. Recommendation of candidates for the Inside Director position (Excluding the candidate for the Chief Executive Officer)	All 2 Cases Approved

41

Session	Date	Agenda	Approval

2017-3	March 10

1. Appointment of the Chairman of the Board of Directors

2. Appointment of the Special Committee Members

3. Appointment of the Chief Executive Officer

4. Designation of Representative Directors and presenting positions to Inside Directors

All 4 Cases Approved

2017-4	May 12

1. Disposal of the investment purpose available-for-sale stocks

2. Dividend policy and declaration of first quarter dividend for the fiscal year of 2017*

3. Disposal of shares of POSCO Thainox

4. Contribution to POSCO Educational Foundation

5. FY 2017 Transaction Plans with affiliates

6. Modification on Directors’ compensation system and performance evaluation

All 6 Cases Approved (*Amended)

Major Activities of the Outside Directors on the Board of Directors (January 1, 2017 ~ May 12, 2017)

Session	Date	Participation of the Outside Directors (the Number of total members)	Remarks
2017-1	January 25	6 (6)
2017-2	February 17	6 (6)
2017-3	March 10	7 (7)
2017-4	May 12	7 (7)

(5)	Composition of the Special Committees and their Activities

(a)	Major Activities of Director Candidate Recommendation Committee (January 1, 2017 ~ March 10, 2017)

Date	Agenda	Approval
February 2, February 15, February 17, 2017	1. Qualification Assessment and Recommendation of Outside Director Candidates	Approved
February 17, 2017	2. Qualification Assessment of Inside Director Candidates (Excluding the candidate for the CEO)	—
March 10, 2017	1. Appointment of Special Committee Members 2. Appointment of the Representative Directors	— —

Major Activities of Director Candidate Recommendation Committee (March 10, 2017~ May 12, 2017)

Date	Agenda	Approval
March 10, 2017	1. Appointment of the Chairman of Director Candidate Recommendation Committee	Approved

(b)	Major Activities of Evaluation and Compensation Committee (January 1, 2017 ~ May 12, 2017)

Date	Agenda	Approval
January 25, 2017	1. Evaluation of the management result for the fiscal year of 2016	Approved
February 17, 2017	1. Amendment of the limit of the total remuneration for the Directors for the fiscal year of 2017	—
May 12, 2017	1. Modification on Directors’ compensation system and performance evaluation	—

(c)	Major Activities of Finance and Operation Committee (January 1, 2017 ~ May 12, 2017)

Date	Agenda	Approval
May 12, 2017	1. Disposal of the investment purpose available-for-sale stocks 2. Plan for the payment guarantee for NMC 3. Approval of extension of the payment guarantee for POSUK.	— Approved Approved

42

(d)	Major Activities of Related Party Transaction Committee (January 1, 2017 ~ May 12, 2017)

Date	Agenda	Approval
January 24, 2017	1. Review of and Plan for the operation of the Fair Trading Program	—
February 16, 2017	1. Change in Director for voluntary compliance of Fair Trade	Approved
May 8, 2017	1. Contribution to POSCO Educational Foundation	—

(e)	Major Activities of Executive Management Committee (January 1, 2017 ~ May 12, 2017)

Session	Date	Agenda	Approval
2017-1	January 23

1. Sale of shares in Dongkuk Industries

2. Disposal of treasury stocks as Employee Award

3. Improvement of waste heat energy recovery for sintering cooling facility #3 in Pohang Works

4. Improvement of Converter flue gas processing facility in #1 Steelmaking Plant in Gwangyang Works

Apporved Apporved Apporved Approved
2017-2	March 16	1. Closure of the shareholders’ registry for dividends for the first quarter of 2017	Approved
2017-3	March 21	1. Phase 2 Sale of automotive steel processing facility	Approved
2017-4	April 18	1. Disposal of treasury stocks as Employee Award 2. Rationalization of FINEX #2 in Pohang Works	Apporved Apporved
2017-5	May 10	1. Disposal of shares of POSCO Thainox	—

43

B. Audit Committee

Under the Korean laws and our Articles of Incorporation, we are required to have an audit committee (the “Audit Committee”). The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be of Outside Directors. Members of the Audit Committee must also meet the applicable independent criteria set forth under the rules and regulations of the Financial Investment Services and Capital Markets Act. Members of the Audit Committee are elected by the shareholders at the general meeting of shareholders. Our current Audit Committee is composed of three Outside Directors.

The duties of the Audit Committee include:

•	Engaging independent auditors;

•	Approving independent audit fees;

•	Approving audit and non-audit services;

•	Reviewing annual financial statements;

•	Reviewing audit results and reports, including management comments and recommendations;

•	Reviewing our system of controls and policies, including those covering conflicts of interest and business ethics; and

•	Examining improprieties or suspected improprieties.

Moreover, in connection with the general meeting of shareholders, the Audit Committee examines the agenda, financial statements and other reports to be submitted by the Board of Directors at each general meeting of stockholders. Our internal and external auditors report directly to the Audit Committee. The committee holds its regular meetings at least once each quarter and more frequently if needed.

(1)	Composition of the Audit Committee (Auditors)

Name	Qualifications	Remarks
Kim, Joo-Hyun	Satisfies the requirements stipulated in the Articles of Incorporation	Chairman
Chung, Moon-Ki		—
Chang, Seung-Wha		—

44

(2)	Major Activities of the Audit Committee (Auditors) (January 1, 2017 ~ May 12, 2017)

Session	Date	Agenda	Approval

2017-1	January 24

◾   Deliberation Agenda

•    Pre-approval of audit and non-audit services for POSCO P&S

•    Assessment of the Audit Committee

◾   Report Agenda

•    Report on the operation of the internal accounting control system for the fiscal year of 2016

•    The result of internal audit for the fiscal year of 2016 and audit plans for the fiscal year of 2017

Approved Approved

2017-2	February 16

◾   Deliberation Agenda

•    Approval of designation of the director for the internal audit department

•    Internal audit result for the fiscal year of 2016

•    Assessment of the operation of the internal accounting control system for the fiscal year of 2016

•    Approval of the appointment of the external auditor

◾   Report Agenda

•    External audit result for the fiscal year of 2016

Approved Approved Approved Approved

2017-3	March 29

◾   Deliberation Agenda

•    Appointment of the Chairman of the Audit Committee

•    Approval of audit and non-audit services for POSCO and its subsidiaries

◾   Report Agenda

•    Report on the operation of the internal accounting control system on a consolidated basis for the fiscal year of 2016

Approved Approved

2017-4	April 25

◾   Deliberation Agenda

•    Audit report on Form 20-F for the fiscal year 2016

◾   Report Agenda

•    Report on the result of operation of the internal accounting control system on a consolidated basis for the fiscal year of 2016

Approved

2017-5	May 8	◾ Report Agenda • External auditors’ review result on the Consolidated Financial Statements for the first quarter of 2017

C. Voting Rights by Shareholders

(1)	The Cumulative Voting System: The cumulative voting system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

(2)	Voting by Mail: The voting-by-mail system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

D. Compensation of Directors and Officers

(1)	Directors’ (including Outside Directors) and the Audit Committee members’ (Auditors’) Salaries

	(In millions KRW)
Category	Total Numbers	Total Payment	Average Payment	Ceiling Amount Approved at the Shareholders Meeting	Remarks
Inside Director	5	3,410	357	10,000	—
Outside Director	4	54	14		—
Members of the Audit Committee	3	59	9		—

Total	12	3,523	155		—

Payment Period: January 1, 2017 ~ March 31, 2017

Outside Directors also serving as the members of the Audit Committee are excluded in the count for the Outside Director.

45

(2)	Individual remuneration amount

•	N/A

(3)	List of Stock Options Presented to the Executives (As of March 31, 2017)

•	Exercise of the stock option ended on the final day of the stock options exercise period (April 28, 2012).

46

POSCO

and Subsidiaries

Condensed Consolidated Interim Financial Statements

(Unaudited)

March 31, 2017

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of POSCO and its subsidiaries (the “Company”), which comprise the condensed consolidated interim statement of financial position as of March 31, 2017, the condensed consolidated interim statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2017 and 2016, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed consolidated interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on the condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Emphasis of matter

Without qualifying our opinion, we drew attention to the following key audit matters with related to production-to-order transactions.

Pursuant to “Practical Guide to Korean Standards on Auditing 2016-1”, audit matters related to entities engaged in production-to-order transactions are of significance in our review of the consolidated financial statements, which determination is based on our professional judgment and communications with those charged with governance. These matters were addressed in the context of our review of the consolidated financial statements as of and for the three-month period ended March 31, 2017 as a whole, and we do not provide a separate opinion on these matters.

In addition, as mentioned in “Auditors’ Review Responsibility” section, our responsibility is to issue a report on these condensed interim financial statements based on our reviews in accordance with Review Standards for Quarterly and Semi-annual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. We have inquired primarily of personnel responsible for financial and accounting matters, and applied analytical and other review procedures on the review matter in connection with production-to-order transactions.

(a) Overview

An overview of key audit matters related to the industry with production-to-order transactions described in this review report is as follows.

Certain subsidiaries including POSCO ENGINEERING & CONSTRUCTION CO., LTD. and POSCO ICT are engaged in production-to-order transactions. Sales in relation to production-to-order transactions are approximately 11% of consolidated sales for the three-month period ended March 31, 2017.

When the outcome of a construction contract can be estimated reliably, the Company recognizes contract revenues and contract costs associated with the construction contract as revenue and expenses, respectively, based on the percentage-of-completion method at the end of the reporting period. The percentage-of-completion is calculated based on the ratio of contract costs incurred for work performed to date to estimated total contract costs. The gross amount due from customers for contract work is presented for all contracts in which costs incurred plus recognized profits (less recognized losses) exceeded progress billings. The gross amount due to customers for contract work is presented for all contracts in which progress billings exceed costs incurred plus recognized profits (less recognized losses).

(b) Identification of significant risks and review procedures

We identified the significant risks through discussions with auditors of certain subsidiaries in industry with production-to-order transactions and review of their review documentation of identified significant risks. We also reviewed their review procedures in responding to those significant risks, which were conducted based on their professional judgments. Our procedures include the review of the subsidiary auditors’ review results, inquiries and application of analytical and other procedures on their review results. The identified significant risks and major review procedures for the Company’s production-to-order transactions are as follows:

1) Revenues recognized by the input method

We identified significant risks associated with revenues recognized by the input method. The variation of estimated amounts has significant impact on profit for the three-month period ended March 31, 2017 and future periods because the uncertainty of estimated total contract revenues and costs is high for large-scale development constructions at initial stage, constructions with delays and possibility of being discontinued of construction.

The following review procedures were performed regarding revenues recognized by the input method.

•	Review of appropriateness of accounting treatments in relation to revenue recognition by the input method

•	Obtain and review of the contracts for major construction contracts which are newly commenced

•	Analytical review and inquiries of construction progress and significant changes of major construction contracts

•	Analytical review of key financial indicators (contract amounts, estimated costs, ratio of costs, ratio of due from customer for contract work, and others)

2) Uncertainty of estimated total contract costs

The changes in estimated total contract costs were ~~W~~63,649 million for the three-month period ended March 31, 2017 (see note 26(d) to the consolidated financial statements). We identified significant risks regarding uncertainty of estimated total contract costs based on the impact on profit or loss for the three-month period ended March 31, 2017.

The following review procedures were performed regarding the impact of uncertainty of estimated total contract costs on the condensed consolidated interim financial statements.

•	For completed projects, inquires as to the cause of the changes if there was a significant difference between estimated ratio of costs and the actual ratio of costs Inquiries as to the cause of the changes for projects in which significant changes in estimated total contract costs were made

•	Inquiries and inspection of document to construction projects which are completed if there was a significant difference between the rate of actual costs and the rate of estimated costs

•	Inquiries regarding whether there are construction projects in which the probability that the estimated total contact costs are increased due to delay or extension of construction duration, and others

•	Inquiries and analytical review to identify construction sites that input costs exceed the estimated contract cost by cost element

3) Assessment of the percentage-of-completion

The changes in estimated total contract costs were ~~W~~63,649 million for the three-month period ended March 31, 2017 (note 26(d) to the consolidated financial statements). We identified significant risks regarding assessment of the percentage-of-completion as uncertainty of estimated total contract costs increased.

The following review procedures were performed regarding total contract costs and cumulative incurred contract costs in assessing of the percentage-of-completion.

•	Identify whether there were construction contracts that the percentage-of-completion has changed and inquiries of the cause of the change

•	Inquiries whether there were costs incurred but excluded when to calculate the percentage-of-completion and accounting treatment regarding such excluded costs

•	Recalculation of the percentage-of-completion

•	Comparison of the difference between the percentage-of-completion confirmed by other available information obtained and the actual percentage-of-completion used in the calculation and review the appropriateness of the rationale of the difference

4) Recoverability of due from customers for contract work

As of March 31, 2017 and December 31, 2016, the amounts of due from customers for contract work are ~~W~~940,372 million and ~~W~~964,304 million, respectively, or approximately 10% of consolidated trade accounts and note receivable (note 26(b) to the consolidated financial statements) as of both reporting dates. We identified significant risks regarding the recoverability of due from customers for contract work as the amounts of due from customers for contract work are significant.

The following review procedures were performed regarding the recoverability of due from customers for contract work.

•	Identify whether there were any construction sites which indicates abnormally significant amount of due from customers for contract work as compared to billing and payment conditions on construction contract

•	Inquiries of the cause of a significant difference between the percentage-of-completion and the billing rate of construction contract

•	Inquiries and identify of the possibility of financial risk of customers through obtaining of other related information

•	Inquiries whether there were a specific reasons such as litigation and others for a construction site which shows that the amount of due from customers for contract work has not been changed for a long time

5) Accounting for the variation of construction work

The variation of construction contracts due to changes in estimated total contract costs had significant influence on profits or loss of the construction (note 26(d) to the consolidated financial statements). We identified significant risks regarding the accounting for the variation of construction work.

The following review procedures were performed regarding accounting of the variation of construction work and disclosures.

•	Inquiries of the cause on significant changes in contract revenue of construction contracts

•	Inquiries of the possibility of penalties incurred for the sites of which the completion of construction was delayed or completion due date is approaching

•	Inquiries whether the customer is likely to approve the change of the contract amount due to changes in construction

•	Confirm whether the additional estimated contract costs incurred due to the changes in construction are appropriately reflected in the estimated total contract costs and calculation of the percentage-of-completion

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Company as of December 31, 2016, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 2, 2017, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Company as of December 31, 2016, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

May 15, 2017

This report is effective as of May 15, 2017, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

As of March 31, 2017 and December 31, 2016

(Unaudited)

(in millions of Won)	Notes	March 31, 2017		December 31, 2016

Assets

Cash and cash equivalents	21	~~W~~	2,725,240	2,447,619
Trade accounts and notes receivable, net	4,21,26,33		9,765,221	9,786,927
Other receivables, net	5,21,33		1,425,977	1,539,742
Other short-term financial assets	6,21		4,932,462	5,224,911
Inventories	7		9,488,455	9,051,721
Current income tax assets			36,131	46,473
Assets held for sale	8		13,065	311,958
Other current assets	14		964,397	894,484

Total current assets			29,350,948	29,303,835

Long-term trade accounts and notes receivable, net	4,21		40,779	51,124
Other receivables, net	5,21		786,808	762,912
Other long-term financial assets	6,21		2,621,429	2,657,692
Investments in associates and joint ventures	9		3,703,549	3,882,389
Investment property, net	11		1,101,605	1,117,720
Property, plant and equipment, net	12		32,819,322	33,770,339
Intangible assets, net	13		6,055,830	6,088,729
Defined benefit assets, net	19		62,165	83,702
Deferred tax assets			1,452,830	1,476,873
Other non-current assets	14		537,970	567,680

Total non-current assets			49,182,287	50,459,160

Total assets		~~W~~	78,533,235	79,762,995

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position, Continued

As of March 31, 2017 and December 31, 2016

(Unaudited)

(in millions of Won)	Notes	March 31, 2017		December 31, 2016

Liabilities

Trade accounts and notes payable	21,33	~~W~~	3,326,516	4,073,286
Short-term borrowings and current installments of long-term borrowings	4,15,21		9,960,684	10,194,807
Other payables	16,21,33		2,344,594	1,851,659
Other short-term financial liabilities	17,21		119,513	149,748
Current income tax liabilities			480,393	446,071
Liabilities of disposal group held for sale	8		177	—
Provisions	18,34		98,958	114,865
Other current liabilities	20,26		2,003,746	2,084,961

Total current liabilities			18,334,581	18,915,397

Long-term trade accounts and notes payable	21		47,696	44,512
Long-term borrowings, excluding current installments	15,21		11,506,074	12,510,191
Other payables	16,21		175,458	208,559
Other long-term financial liabilities	17,21		105,200	81,309
Defined benefit liabilities, net	19		139,844	123,604
Deferred tax liabilities			1,705,001	1,642,939
Long-term provisions	18,34		353,001	337,739
Other non-current liabilities	20		53,560	60,351

Total non-current liabilities			14,085,834	15,009,204

Total liabilities			32,420,415	33,924,601

Equity

Share capital	22		482,403	482,403
Capital surplus	22		1,403,534	1,397,791
Hybrid bonds	23		996,919	996,919
Reserves	24		(520,660)	(143,985)
Treasury shares	25		(1,533,462)	(1,533,468)
Retained earnings			41,545,663	41,173,778

Equity attributable to owners of the controlling company			42,374,397	42,373,438
Non-controlling interests	23		3,738,423	3,464,956

Total equity			46,112,820	45,838,394

Total liabilities and equity		~~W~~	78,533,235	79,762,995

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

For the three-month periods ended March 31, 2017 and 2016

(Unaudited)

(in millions of Won, except per share information)	Notes	March 31, 2017		March 31, 2016

Revenue	26,33,36	~~W~~	15,077,184	12,461,199
Cost of sales	7,26,30,33		(12,819,122)	(10,919,765)

Gross profit			2,258,062	1,541,434

Selling and administrative expenses	27,30
Administrative expenses			(532,136)	(496,236)
Selling expenses			(360,957)	(385,432)

Operating profit			1,364,969	659,766

Share of profit of equity-accounted investees, net	9		72,010	49,917

Finance income and costs	21,28
Finance income			880,204	834,295
Finance costs			(947,080)	(986,940)

Other non-operating income and expenses	29
Other non-operating income			78,436	51,177
Other non-operating expenses	30		(123,148)	(63,321)

Profit before income tax	36		1,325,391	544,894
Income tax expense	31,36		(348,503)	(206,528)

Profit			976,888	338,366

Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	19		(5,713)	(13,209)
Items that are or may be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in equity-accounted investees			(213,973)	22,423
Net changes in the unrealized fair value of available-for-sale investments	21		37,010	(3,001)
Foreign currency translation differences			(250,922)	14,920

Other comprehensive income (loss), net of tax			(433,598)	21,133

Total comprehensive income		~~W~~	543,290	359,499

Profit attributable to:
Owners of the controlling company		~~W~~	850,928	359,671
Non-controlling interests			125,960	(21,305)

Profit		~~W~~	976,888	338,366

Total comprehensive income attributable to:
Owners of the controlling company		~~W~~	470,367	395,856
Non-controlling interests			72,923	(36,357)

Total comprehensive income		~~W~~	543,290	359,499

Basic and diluted earnings per share (in Won)	32		10,532	4,391

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

For the three-month periods ended March 31, 2017 and 2016

(Unaudited)

(in millions of Won)	Attributable to owners of the controlling company								Non-
	Share		Capital	Hybrid		Treasury	Retained		controlling
	capital		surplus	bonds	Reserves	shares	earnings	Subtotal	interests	Total

Balance as of January 1, 2016	~~W~~	482,403	1,383,623	996,919	(594,756)	(1,533,898)	40,501,059	41,235,350	3,834,872	45,070,222

Comprehensive income:
Profit		—	—	—	—	—	359,671	359,671	(21,305)	338,366
Other comprehensive income (loss)
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	(5,259)	(5,259)	(7,950)	(13,209)
Capital adjustment arising from investments in equity-accounted Investees, net of tax		—	—	—	29,014	—	—	29,014	(6,591)	22,423
Net changes in the unrealized fair value of available-for-sale investments, net of tax		—	—	—	(3,268)	—	—	(3,268)	267	(3,001)
Foreign currency translation differences, net of tax		—	—	—	15,698	—	—	15,698	(778)	14,920

Total comprehensive income		—	—	—	41,444	—	354,412	395,856	(36,357)	359,499

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(479,974)	(479,974)	(49,478)	(529,452)
Changes in subsidiaries		—	—	—	—	—	—	—	(6,620)	(6,620)
Changes in ownership interest in subsidiaries		—	813	—	—	—	—	813	4,680	5,493
Interest of hybrid bonds		—	—	—	—	—	(11,082)	(11,082)	(6,031)	(17,113)
Disposal of treasury shares		—	(4)	—	—	23	—	19	—	19
Others		—	(364)	—	836	—	(1,701)	(1,229)	(2,012)	(3,241)

Total transactions with owners of the controlling company		—	445	—	836	23	(492,757)	(491,453)	(59,461)	(550,914)

Balance as of March 31, 2016	~~W~~	482,403	1,384,068	996,919	(552,476)	(1,533,875)	40,362,714	41,139,753	3,739,054	44,878,807

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity, Continued

For the three-month periods ended March 31, 2017 and 2016

(Unaudited)

(in millions of Won)	Attributable to owners of the controlling company								Non-
	Share		Capital	Hybrid		Treasury	Retained		controlling
	capital		surplus	bonds	Reserves	shares	earnings	Subtotal	interests	Total

Balance as of January 1, 2017	~~W~~	482,403	1,397,791	996,919	(143,985)	(1,533,468)	41,173,778	42,373,438	3,464,956	45,838,394
Comprehensive income:
Profit		—	—	—	—	—	850,928	850,928	125,960	976,888
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(5,413)	(5,413)	(300)	(5,713)
Capital adjustment arising from investments in equity-accounted Investees, net of tax		—	—	—	(188,342)	—	—	(188,342)	(25,631)	(213,973)
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	—	37,689	—	—	37,689	(679)	37,010
Foreign currency translation differences, net of tax		—	—	—	(224,495)	—	—	(224,495)	(26,427)	(250,922)

Total comprehensive income		—	—	—	(375,148)	—	845,515	470,367	72,923	543,290

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(459,987)	(459,987)	(38,023)	(498,010)
Changes in subsidiaries		—	—	—	—	—	—	—	(24,026)	(24,026)
Changes in ownership interest in subsidiaries		—	6,329	—	—	—	—	6,329	267,204	273,533
Interest of hybrid bonds		—	—	—	—	—	(11,109)	(11,109)	(5,964)	(17,073)
Disposal of treasury shares		—	1	—	—	6	—	7	—	7
Others		—	(587)	—	(1,527)	—	(2,534)	(4,648)	1,353	(3,295)

Total transactions with owners of the controlling company		—	5,743	—	(1,527)	6	(473,630)	(469,408)	200,544	(268,864)

Balance as of March 31, 2017	~~W~~	482,403	1,403,534	996,919	(520,660)	(1,533,462)	41,545,663	42,374,397	3,738,423	46,112,820

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

For the three-month periods ended March 31, 2017 and 2016

(Unaudited)

(in millions of Won)	Notes	March 31, 2017		March 31, 2016

Cash flows from operating activities
Profit		~~W~~	976,888	338,366
Adjustments for:
Depreciation			731,245	707,414
Amortization			102,581	97,581
Finance income			(601,667)	(441,391)
Finance costs			659,473	583,817
Income tax expense			348,503	206,528
Impairment loss on property, plant and equipment			6,941	—
Gain on disposal of property, plant and equipment			(5,171)	(11,184)
Loss on disposal of property, plant and equipment			31,259	15,510
Gain on disposal of investments in subsidiaries, associates and joint ventures			(49,671)	(1,857)
Loss on disposal of investments in subsidiaries, associates and joint ventures			19,488	908
Share of profit of equity-accounted investees			(72,010)	(49,917)
Gain on disposals of assets held for sale			(106)	(19,353)
Costs for defined benefit plans			48,774	59,507
Bad debt expenses (reversal of bad debt expenses)			49,098	(10,005)
Loss on valuation of inventories			82,671	135,802
Increase to provisions			40,515	38,460
Others, net			1,268	3,759

			1,393,213	1,316,023

Changes in operating assets and liabilities	35		(1,306,116)	369,538

Interest received			37,640	58,854
Interest paid			(133,744)	(139,638)
Dividends received			53,005	6,550
Income taxes paid			(190,570)	(166,904)

Net cash provided by operating activities		~~W~~	830,316	1,782,789

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2017 and 2016

(Unaudited)

(in millions of Won)	Notes	March 31, 2017		March 31, 2016

Cash flows from investing activities
Acquisitions of short-term financial instruments		~~W~~	(4,167,926)	(4,977,650)
Proceeds from disposal of short-term financial instruments			4,415,422	4,708,346
Increase in loans			(235,891)	(140,150)
Collection of loans			203,505	57,646
Acquisitions of available-for-sale investments			(12,646)	(30,235)
Proceeds from disposal of available-for-sale investments			13,812	4,760
Acquisitions of investment in associates and joint ventures			(7,143)	(70,569)
Proceeds from disposal of investment in associates and joint ventures			32,926	—
Acquisitions of investment property			(974)	(1,979)
Acquisitions of property, plant and equipment			(543,323)	(621,737)
Proceeds from disposal of property, plant and equipment			9,027	8,961
Acquisitions of intangible assets			(69,849)	(43,697)
Proceeds from disposal of intangible assets			7,390	1,796
Proceeds from disposal of assets held for sale			203,224	150
Cash received from disposal of business, net of cash transferred			(10,568)	13,946
Others, net			(1,117)	9,224

Net cash used in investing activities			(164,131)	(1,081,188)

Cash flows from financing activities
Proceeds from borrowings			125,831	201,657
Repayment of borrowings			(1,006,749)	(1,258,248)
Proceeds from short-term borrowings, net			332,553	13,300
Capital contribution from non-controlling interests			249,935	919
Payment of cash dividends			(5,052)	(3,021)
Payment of interest of hybrid bonds			(16,777)	(17,087)
Others, net			(13,554)	(1,177)

Net cash used in financing activities			(333,813)	(1,063,657)

Effect of exchange rate fluctuation on cash held			(52,256)	(28,747)

Net increase (decrease) in cash and cash equivalents			280,116	(390,803)

Cash and cash equivalents at beginning of the period			2,447,619	4,871,184

Cash and cash equivalents at end of the period	8	~~W~~	2,727,735	4,480,381

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of March 31, 2017

(Unaudited)

1. General Information

General information about POSCO, its 37 domestic subsidiaries including POSCO ENGINEERING & CONSTRUCTION CO., LTD., 145 foreign subsidiaries including POSCO America Corporation (collectively, “the Company”) and its 102 associates and joint ventures are as follows:

(a)	The controlling company

POSCO, the controlling company, was incorporated on April 1, 1968, to manufacture and sell steel rolled products and plates in the domestic and overseas markets.

The shares of POSCO have been listed on the Korea Exchange since 1988. POSCO owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea and it also operates internationally through seven of its overseas liaison offices.

As of March 31, 2017, the shares of the POSCO are listed on the Korea Exchange, while its depository receipts are listed on the New York Stock Exchange.

(b)	Consolidated subsidiaries included for the first time during the three-month period ended March 31, 2017 were as follows:

Company	Date of inclusion	Ownership (%)	Reason
POSCO RU Limited Liability Company	January 2017	100.00	New establishment

(c)	Subsidiaries excluded from consolidation during the three-month period ended March 31, 2017 were as follows:

Company	Date of exclusion	Reason
POSCO (Zhangjiagang) STS Processing Center Co., Ltd	January 2017	Merged into Zhangjjagang Pohang Stainless Steel So., Ltd
POSCO MAPC SA DE CV	January 2017	Merged into POSCO MPPC S.A de C.V.
POSCO ENGINEERING CO., LTD	February 2017	Merged into POSCO ENGINEERING & CONSTRUCTION CO., LTD.
POSCO YongXin Rare Earth Metal Co., Ltd.	March 2017	Disposal
EPC EQUITIES LLP	March 2017	Disposal
SANTOS CMI CONSTRUCTION TRADING LLP	March 2017	Disposal
SANTOS CMI INC. USA	March 2017	Disposal
SANTOS CMI ENGENHARIA E CONSTRUCORES LTDA	March 2017	Disposal
SANTOS CMI PERU S.A.	March 2017	Disposal
SANTOS CMI CONSTRUCCIONES S.A.	March 2017	Disposal
GENTECH INTERNATIONAL INC.	March 2017	Disposal
SANTOS CMI S.A.	March 2017	Disposal
SANTOS CMI CONSTRUCCIONES DE CHILE S.A	March 2017	Disposal
COMPANIADEAUTOMATIZACION & CONTROL, GENESYS S.A	March 2017	Disposal
SANTOS CMI Guatemala S.A.	March 2017	Disposal
COINSA INGENIERIA Y PETROQUIMICA S.R.L	March 2017	Disposal
POSCO Electrical Steel India Private Limited	March 2017	Merged into POSCO Maharashtra Steel Private Limited

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

2. Statement of Compliance

Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Corporations.

These condensed consolidated interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual consolidated financial statements as of and for the year ended December 31, 2016. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the condensed interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2016.

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 - inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about the assumptions made in measuring fair value is included in note 21.

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2016.

Changes in Accounting Policies

The Company has applied the following amendments to standards for the first time for their interim reporting period beginning on January 1, 2017. The Company will apply the accounting policies set out below for their annual reporting period ending December 31, 2017.

(a)	Amendments to K-IFRS No. 1007 “Statement of Cash Flows”

For the year commencing January 1, 2017, the Company applied the amendments of K-IFRS No. 1007 “Statement of Cash Flows”. K-IFRS No. 1007 requires liabilities related to the cash flows that were classified as a financing activity in the statement of cash flows or will be classified as a financing activity in the future should be disclosed as follows:

•	Fluctuations in financing cash flows

•	Changes in the acquisition or loss of control of a subsidiary or other business

•	Exchange rate effect

•	Fair value changes

•	Other changes

K-IFRS No. 1007 does not require the disclosure of comparative information of prior period, and the Company will disclose the related disclosures in its annual financial statements for the year ending December 31, 2017.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

(b)	Amendments to K-IFRS No. 1012 “Income Taxes”

For the year beginning on January 1, 2017, the Company applied the amendments to K-IFRS No. 1012 “Income Taxes”. In accordance with K-IFRS No. 1012, in the case of debt instruments measured at fair values, deferred tax accounting treatment is clarified. The difference between the carrying amount and taxable base amount of the debt liabilities is considered as temporary differences, regardless of the expected recovery method. When reviewing the recoverability of deferred tax assets, the estimated of probable future taxable income may include the recovery of some of the Company’s assets for more than their carrying amount if there is sufficient evidence that it is probable that the Company will recover the asset for more than its carrying amount. In addition, the estimated of probable future taxable income are determined as the amount before considering the deductible effect from reversal of the deductible temporary differences.

The Company believes that the effect of the amendments to the consolidated financial statements is not significant. Therefore, the Company has not retrospectively applied the amendments in accordance with the transitional requirements.

New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published but are not mandatory for the Company for annual period beginning on January 1, 2017, and the Company has not early adopted them.

(a)	K-IFRS No. 1109 “Financial Instruments”

K-IFRS No. 1109 “Financial Instruments”, published on September 25, 2015, is effective for annual period beginning on or after January 1, 2018, with earlier adoption permitted. It replaces existing guidance in K-IFRS No. 1039 “Financial Instruments: Recognition and Measurement”. The Company plans to adopt K-IFRS No. 1109 for the year beginning on January 1, 2018.

K-IFRS No. 1109 will generally be applied retrospectively, however the Company plans to take advantage of the exemption allowing it not to restate the comparative information for prior periods with respect to classification and measurement including impairment changes. New hedge accounting requirements will generally be applied prospectively except for certain exemptions including the accounting for the time value of options.

Key features of the new standard, K-IFRS No. 1109, are 1) classification and measurement of financial assets that reflects the business model in which the assets are managed and their cash flow characteristics, 2) impairment methodology that reflects ‘expected credit loss’ (ECL) model for financial assets, and 3) expanded scope of hedged items and hedging instruments which qualify for hedge accounting and changes in assessment method for effect of hedging relationships.

The Company has initiated procedures to prepare for changes related to K-IFRS No. 1109, and the Company is preparing analysis of the impact on the financial statements resulting from the application of K-IFRS No. 1109. The Company will complete the analysis of financial impacts arising from applying this standard in 2017.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

(b)	K-IFRS No. 1115 “Revenue from Contracts with Customers”

K-IFRS No. 1115 “Revenue from Contracts with Customers”, published on November 6, 2015, is effective for annual period beginning on or after January 1, 2018, with earlier adoption permitted. It replaces existing revenue recognition guidance, including K-IFRS No. 1018 “Revenue”, K-IFRS No. 1011 “Construction Contracts”, K-IFRS No. 2031 “Revenue-Barter transactions involving advertising services”, K-IFRS No. 2113 “Customer Loyalty Programs”, K-IFRS No. 2115 “Agreements for the construction of real estate”, and K-IFRS No. 2118 “Transfers of assets from customers”. The Company shall apply this standard using one of the following two methods; (a) retrospectively to each prior reporting period presented in accordance with K-IFRS No. 1008 “Accounting Policies, Changes in Accounting Estimates and Errors” but using the practical expedients for completed contracts- i.e. completed contracts for the earliest prior period presented are not restated; or (b) retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. The Company plans to adopt K-IFRS No. 1115 in its consolidated financial statements for the year ending December 31, 2018, however the Company has not determined the transition method.

Existing K-IFRS standards and interpretations including K-IFRS No. 1018 provide revenue recognition guidance by transaction types such as sales of goods, rendering of services, interest income, royalty income, dividend income and construction revenue; however, under the new standard, K-IFRS No. 1115, the five-step approach (Step 1: Identify the contract(s) with a customer, Step 2: Identify the performance obligations in the contract, Step 3: Determine the transaction price, Step 4: Allocate the transaction price to the performance obligations in the contract, Step 5: Recognize revenue when the entity satisfied a performance obligation) is applied for all types of contracts or agreements.

The Company has initiated procedures to prepare for changes related to K-IFRS No. 1115, and the Company is preparing analysis of the impact on the financial statements resulting from the application of K-IFRS No. 1115. The Company will complete the analysis of financial impacts arising from applying this standard in 2017.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of March 31, 2017 and December 31, 2016 are as follows:

(in millions of Won)	March 31, 2017		December 31, 2016
Current
Trade accounts and notes receivable	~~W~~	9,337,319	9,329,799
Finance lease receivables		10,252	10,300
Due from customers for contract work		940,372	964,304
Less: Allowance for doubtful accounts		(522,722)	(517,476)

	~~W~~	9,765,221	9,786,927

Non-current
Trade accounts and notes receivable	~~W~~	72,686	80,447
Finance lease receivables		8,584	11,326
Less: Allowance for doubtful accounts		(40,491)	(40,649)

	~~W~~	40,779	51,124

Trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ~~W~~425,962 million and ~~W~~344,410 million as of March 31, 2017 and December 31, 2016, respectively. The fair value of trade accounts and notes receivable approximates the carrying amounts and recognized as short-term borrowings from financial institutions (Note 15).

5. Other Receivables

Other receivables as of March 31, 2017 and December 31, 2016 are as follows:

(in millions of Won)	March 31, 2017		December 31, 2016
Current
Loans	~~W~~	375,758	421,818
Other accounts receivable		1,069,573	1,131,492
Accrued income		158,041	139,618
Deposits		86,348	93,891
Others		15,522	13,606
Less: Allowance for doubtful accounts		(279,265)	(260,683)

	~~W~~	1,425,977	1,539,742

Non-current
Loans	~~W~~	760,134	733,974
Other accounts receivable		72,746	81,938
Accrued income		1,735	1,746
Deposits		113,251	104,217
Less: Allowance for doubtful accounts		(161,058)	(158,963)

	~~W~~	786,808	762,912

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

6. Other Financial Assets

Other financial assets as of March 31, 2017 and December 31, 2016 are as follows:

(in millions of Won)	March 31, 2017		December 31, 2016
Current
Derivatives assets held for trading	~~W~~	43,562	49,281
Available-for-sale securities (bonds)		4,575	2,952
Current portion of held-to-maturity securities		13	422
Short-term financial instruments(*1,2)		4,884,312	5,172,256

	~~W~~	4,932,462	5,224,911

Non-current
Derivatives assets held for trading	~~W~~	20,566	98,301
Available-for-sale securities (equity instruments)(*3,4)		2,428,585	2,392,534
Available-for-sale securities (bonds)		49,694	46,330
Available-for-sale securities (others)		74,374	73,108
Held-to-maturity securities		2,476	2,048
Long-term financial instruments(*2)		45,734	45,371

	~~W~~	2,621,429	2,657,692

(*1)	As of March 31, 2017 and December 31, 2016, ~~W~~8,896 million and ~~W~~6,813 million, respectively, are restricted for the use in a government project.
(*2)	As of March 31, 2017 and December 31, 2016, financial instruments amounting to ~~W~~78,829 million and ~~W~~82,008 million, respectively, are restricted for use in financial arrangements, pledge and others.
(*3)	During the three-month period ended March 31, 2017, there were objective evidences of impairment for listed equity securities such as FuelCell Energy and others due to the significant or prolonged decline in the fair value of the shares and for non-listed equity securities such as HYODONG DEVELOPMENT CO., LTD and others since its carrying amount significantly exceeded its fair value. As a result, an impairment loss of ~~W~~3,959 million was recognized in profit or loss during the three-month period ended March 31, 2017.
(*4)	As of March 31, 2017 and December 31, 2016, ~~W~~120,902 million and ~~W~~123,220 million of available-for-sale securities, respectively, have been provided as collateral for borrowings, construction projects and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

7. Inventories

Inventories as of March 31, 2017 and December 31, 2016 are as follows:

(in millions of Won)	March 31, 2017		December 31, 2016
Finished goods	~~W~~	1,302,613	1,200,344
Merchandise		872,132	851,325
Semi-finished goods		1,622,616	1,552,988
Raw materials		2,328,924	1,939,539
Fuel and materials		822,761	817,397
Construction inventories		985,288	990,941
Materials-in-transit		1,656,545	1,807,816
Others		100,695	94,535

		9,691,574	9,254,885

Less: Allowance for inventories valuation		(203,119)	(203,164)

	~~W~~	9,488,455	9,051,721

The amounts of loss on valuation of inventories recognized within cost of sales during the three-month period ended March 31, 2017 and the year ended December 31, 2016 were ~~W~~82,671 million and ~~W~~152,249 million, respectively.

8. Assets Held for Sale

Details of assets held for sale and related liabilities as of March 31, 2017 and December 31, 2016 are as follows:

(in millions of Won)	March 31, 2017				December 31, 2016
	The controlling company		Subsidiaries(*1)	Total	The controlling company	Subsidiaries(*2)	Total
Assets
Cash and cash equivalents(*3)	~~W~~	—	2,495	2,495	—	—	—
Property, plant and equipment		392	8,578	8,970	764	305,864	306,628
Other assets		—	1,600	1,600	—	5,330	5,330

	~~W~~	392	12,673	13,065	764	311,194	311,958

Liabilities
Trade accounts and notes payable and other payables	~~W~~	—	137	137	—	—	—
Other liabilities		—	40	40	—	—	—

	~~W~~	—	177	177	—	—	—

(*1)	During the three-month period ended March 31, 2017, The Company determined to dispose of its shares in PT POSCO MTECH INDONESIA, a subsidiary of the Company, and classified the accompanying assets and liabilities as assets and liabilities held for sale.
(*2)	During the year ended December 31, 2016, Posco e&c Songdo International Building, a subsidiary of the Company, entered into the disposal contract for the office building of POSCO ENGINEERING & CONSTRUCTION CO., LTD. in Songdo and classified the related property, plant and equipment as assets held for sale. During the three-month period ended March 31, 2017, disposal of the assets held for sale was completed.
(*3)	Cash and cash equivalents classified as assets held for sale are included in the ending balance of statement of cash flows for the three-month period ended March 31, 2017.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

9. Investments in Associates and Joint Ventures

(a)	Details of investments in associates as of March 31, 2017 and December 31, 2016 are as follows:

(in millions of Won)	March 31, 2017						December 31, 2016
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	178,713,975,892	29.83	~~W~~	178,787	~~W~~	175,809	175,690
SNNC	18,130,000	49.00		90,650		106,847	107,859
QSONE Co., Ltd.	200,000	50.00		84,395		84,903	84,799
Chuncheon Energy Corp.(*1)	10,539,989	29.90		52,700		44,319	45,077
Incheon-Gimpo Expressway Co., Ltd(*1,3)	9,032,539	18.28		45,163		36,778	37,372
BLUE OCEAN Private Equity Fund	333	27.52		33,300		34,317	35,752
UITrans LRT Co., Ltd(*1)	7,714,380	38.19		38,572		17,770	17,851
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund	13,800,000	40.45		13,800		13,083	13,314
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.	2,008,000	29.53		10,040		16,374	12,551
Daesung Steel(*3)	108,038	17.54		14,000		14,793	12,302
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund	11,350	12.50		11,350		11,542	11,890
KONES, Corp.	3,250,000	41.67		6,893		5,336	5,641
Others (34 companies)(*1)						62,493	55,061

						624,364	615,159

[Foreign]
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04		150,779		200,725	215,996
AES-VCM Mong Duong Power Company Limited(*2)	—	30.00		74,161		159,757	167,141
7623704 Canada Inc.(*3)	114,452,000	10.40		124,341		127,642	137,512
Eureka Moly LLC	—	20.00		240,123		82,734	89,601
AMCI (WA) PTY LTD.	49	49.00		209,664		68,178	70,501
KOREA LNG LTD.	2,400	20.00		135,205		46,232	63,058
Nickel Mining Company SAS	3,234,698	49.00		157,585		41,186	45,138
NCR LLC	—	29.41		37,432		34,093	36,738
PT. Batutua Tembaga Raya	128,285	24.10		21,824		22,452	22,723
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	10,200,000	34.00		9,517		16,399	18,008
PT. Wampu Electric Power(*1)	8,708,400	20.00		10,054		11,422	8,706
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	50	25.00		4,723		6,257	6,840
Others (26 companies)(*1)						108,259	98,320

						925,336	980,282

					~~W~~	1,549,700	1,595,441

(*1)	Investments in associates are provided as collateral related to associates’ borrowings amounting to ~~W~~136,039 million and ~~W~~124,963 million as of March 31, 2017 and December 31, 2016, respectively.
(*2)	Shares of PSC Energy Global Co., Ltd., a subsidiary of the Company, is provided as collateral related to associates’ borrowings as of March 31, 2017 and December 31, 2016.
(*3)	As of March 31, 2017, it was classified as an associate even though the Company’s ownership percentage is less than 20% of ownership percentage since the Company has significant influence over the investee when considering its structure of the Board of Directors and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

(b)	Details of investments in joint ventures as of March 31, 2017 and December 31, 2016 are as follows:

(in millions of Won)	March 31, 2017						December 31, 2016
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
POSCO MITSUBISHI CARBON TECHNOLOGY	11,568,000	60.00	~~W~~	115,680	~~W~~	82,768	83,113

[Foreign]
Roy Hill Holdings Pty Ltd(*1)	13,117,972	12.50		1,528,672		1,149,679	1,186,859
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		362,850	393,570
CSP - Compania Siderurgica do Pecem	1,108,696,532	20.00		558,821		274,312	330,463
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	—	25.00		61,961		92,356	97,369
KOBRASCO	2,010,719,185	50.00		32,950		96,532	88,308
DMSA/AMSA(*2)	—	4.00		294,869		65,573	74,935
Others (11 companies)						29,779	32,331

						2,071,081	2,203,835

					~~W~~	2,153,849	2,286,948

(*1)	As of March 31, 2017 and December 31, 2016, investments in joint ventures amounting to ~~W~~1,149,679 million and ~~W~~1,186,859 million, respectively, are provided as collateral in relation to loan.
(*2)	As of March 31, 2017 and December 31, 2016, investments in joint ventures amounting to ~~W~~65,573 million and ~~W~~74,935 million, respectively, are provided as collateral for guarantees.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

(c)	The movements of investments in associates and joint ventures for the three-month periods ended March 31, 2017 and the year ended December 31, 2016 were as follows:

1)	For the three-month period ended March 31, 2017

(in millions of Won)
Company	December 31, 2016 Book value		Acquisition	Dividend	Share of profits (losses)	Other increase (decrease)(*1)	March 31, 2017 Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	~~W~~	175,690	—	—	119	—	175,809
SNNC		107,859	—	—	(971)	(41)	106,847
QSONE Co., Ltd.		84,799	—	(368)	472	—	84,903
Chuncheon Energy Corp.		45,077	—	—	(758)	—	44,319
Incheon-Gimpo Expressway Co., Ltd		37,372	—	—	(594)	—	36,778
BLUE OCEAN Private Equity Fund		35,752	—	—	168	(1,603)	34,317
UITrans LRT Co., Ltd.		17,851	—	—	(81)	—	17,770
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund		13,314	—	—	(231)	—	13,083
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		12,551	—	—	3,823	—	16,374
Daesung Steel		12,302	—	—	2,491	—	14,793
KoFC POSCO HANHWA KB Shared Growth NO. 2. Private Equity Fund		11,890	—	—	(348)	—	11,542
KONES, Corp.		5,641	—	—	(305)	—	5,336
POSCO MITSUBISHI CARBON TECHNOLOGY		83,113	—	—	(345)	—	82,768
Others (34 companies)		55,061	7,069	—	403	(40)	62,493

		698,272	7,069	(368)	3,843	(1,684)	707,132

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		215,996	—	(12,841)	14,367	(16,797)	200,725
AES-VCM Mong Duong Power Company Limited		167,141	—	—	4,019	(11,403)	159,757
7623704 Canada Inc.		137,512	—	(1,336)	2,120	(10,654)	127,642
Eureka Moly LLC		89,601	—	—	(12)	(6,855)	82,734
AMCI (WA) PTY LTD.		70,501	—	—	(834)	(1,489)	68,178
KOREA LNG LTD.		63,058	—	(1,886)	2,507	(17,447)	46,232
Nickel Mining Company SAS		45,138	—	—	(1,011)	(2,941)	41,186
NCR LLC		36,738	74	—	(20)	(2,699)	34,093
PT. Batutua Tembaga Raya		22,723	—	—	83	(354)	22,452
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		18,008	—	—	(300)	(1,309)	16,399
PT. Wampu Electric Power		8,706	—	—	1,709	1,007	11,422
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,840	—	—	131	(714)	6,257
Roy Hill Holdings Pty Ltd		1,186,859	—	—	39,740	(76,920)	1,149,679
POSCO-NPS Niobium LLC		393,570	—	(10,911)	10,457	(30,266)	362,850
CSP - Compania Siderurgica do Pecem		330,463	—	—	(38,362)	(17,789)	274,312
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		97,369	—	—	751	(5,764)	92,356
KOBRASCO		88,308	—	—	12,704	(4,480)	96,532
DMSA/AMSA		74,935	4,310	—	(5,000)	(8,672)	65,573
Others (37 companies)		130,651	—	(1,186)	25,118	(16,545)	138,038

		3,184,117	4,384	(28,160)	68,167	(232,091)	2,996,417

	~~W~~	3,882,389	11,453	(28,528)	72,010	(233,775)	3,703,549

(*1)	Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments arising from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

2)	For the year ended December 31, 2016

(in millions of Won)
Company	December 31, 2015 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(* 1)	December 31, 2016 Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	~~W~~	175,676	222	—	(399)	191	175,690
POSCO PLANTEC Co., Ltd.		171,218	—	—	(171,927)	709	—
SeAH Changwon Integrated Special Steel		165,754	—	—	4,797	(170,551)	—
SNNC		111,326	—	—	(3,417)	(50)	107,859
QSONE Co., Ltd.		83,919	—	—	880	—	84,799
Chun-cheon Energy Co., Ltd		30,420	19,832	—	(5,175)	—	45,077
Incheon-Gimpo Expressway Co., Ltd.		39,447	—	—	(2,758)	683	37,372
BLUE OCEAN Private Equity Fund		35,437	—	—	643	(328)	35,752
UITrans LRT Co., Ltd.		40,903	6,817	—	(29,825)	(44)	17,851
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund		13,015	—	—	281	18	13,314
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		12,265	—	—	286	—	12,551
Daesung Steel		14,000	—	—	(2,272)	574	12,302
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		14,829	1,875	—	1,186	(6,000)	11,890
KONES, Corp.		5,775	—	—	(256)	122	5,641
POSCO MITSUBISHI CARBON TECHNOLOGY		104,970	—	—	(21,929)	72	83,113
POSCO ES MATERIALS CO., LTD		38,447	—	—	(2,061)	(36,386)	—
Others (33 companies)		33,933	20,061	(200)	(2,802)	4,069	55,061

		1,091,334	48,807	(200)	(234,748)	(206,921)	698,272

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		222,269	—	(59,717)	46,855	6,589	215,996
AES-VCM Mong Duong Power Company Limited		153,271	—	—	27,031	(13,161)	167,141
7623704 Canada Inc.		134,034	—	(921)	175	4,224	137,512
Eureka Moly LLC		87,878	—	—	(18)	1,741	89,601
AMCI (WA) PTY LTD		72,289	—	—	(3,358)	1,570	70,501
KOREA LNG LTD.		53,548	—	(6,342)	6,392	9,460	63,058
Nickel Mining Company SAS		76,445	—	—	(31,047)	(260)	45,138
NCR LLC		35,447	—	—	(41)	1,332	36,738
PT. Batutua Tembaga Raya		15,382	7,040	—	—	301	22,723
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		19,311	—	—	(412)	(891)	18,008
PT. Wampu Electric Power		8,855	—	—	(397)	248	8,706
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		7,061	—	—	242	(463)	6,840
Roy Hill Holdings Pty Ltd		1,153,434	—	—	12,643	20,782	1,186,859
POSCO-NPS Niobium LLC		381,461	—	(10,893)	11,499	11,503	393,570
CSP - Compania Siderurgica do Pecem		80,805	88,930	—	116,694	44,034	330,463
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		100,908	—	—	258	(3,797)	97,369
KOBRASCO		78,364	—	(29,297)	20,761	18,480	88,308
DMSA/AMSA		105,964	24,624	—	(60,415)	4,762	74,935
Others (37 companies)		67,273	28,993	(4,252)	(791)	39,428	130,651

		2,853,999	149,587	(111,422)	146,071	145,882	3,184,117

	~~W~~	3,945,333	198,394	(111,622)	(88,677)	(61,039)	3,882,389

(*1)	Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments arising from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

(d)	Summarized financial information of associates and joint ventures as of and for the three-month period March 31, 2017 and the year ended December 31, 2016 are as follows:

1)	March 31, 2017

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	~~W~~	588,689	828	587,861	—	389
SNNC		711,737	478,321	233,416	123,126	(10,141)
QSONE Co., Ltd.		247,701	77,895	169,806	4,238	943
Chuncheon Energy Corp.		612,794	444,854	167,940	—	(1,252)
Incheon-Gimpo Expressway Co., Ltd		1,062,679	851,742	210,937	—	(314)
BLUE OCEAN Private Equity Fund		339,653	208,039	131,614	119,694	609
UITrans LRT Co., Ltd.		405,832	312,909	92,923	—	(213)
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund		133,720	94,857	38,863	—	(510)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		136,857	111,717	25,140	47,271	12,949
Daesung Steel		165,090	112,138	52,952	12,537	14,203
KoFC POSCO HANHWA KB Shared Growth NO. 2. Private Equity Fund		93,410	1,073	92,337	1,101	(2,782)
KONES, Corp.		1,759	1,382	377	267	(731)
POSCO MITSUBISHI CARBON TECHNOLOGY		450,372	313,361	137,011	26,556	(537)
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,974,327	1,169,566	804,761	129,818	57,375
7623704 Canada Inc.		1,240,753	1,270	1,239,483	—	30,920
KOREA LNG LTD.		272,445	18,200	254,245	9,815	9,279
Nickel Mining Company SAS		443,941	315,688	128,253	22,608	(7,465)
PT. Batutua Tembaga Raya		327,544	309,411	18,133	39,512	528
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		74,134	20,080	54,054	25,788	(874)
PT. Wampu Electric Power		199,608	154,007	45,601	4,574	8,543
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		66,411	40,181	26,230	22,159	537
Roy Hill Holdings Pty Ltd		10,437,690	7,273,872	3,163,818	447,989	331,376
POSCO-NPS Niobium LLC		725,497	—	725,497	—	19,050
CSP - Compania Siderurgica do Pecem		5,278,877	4,085,900	1,192,977	331,522	(192,239)
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		764,129	422,322	341,807	359,980	3,005
KOBRASCO		208,849	15,785	193,064	41,714	25,409
DMSA/AMSA		6,025,165	4,438,586	1,586,579	163,077	(124,716)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

2)	December 31, 2016

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	~~W~~	597,767	864	596,903	—	(1,349)
POSCO PLANTEC Co., Ltd.		501,659	678,004	(176,345)	361,351	(43,195)
SNNC		725,987	482,429	243,558	527,101	2,022
QSONE Co., Ltd.		247,385	77,786	169,599	15,961	1,760
Chun-cheon Energy Co., Ltd		547,805	378,613	169,192	—	(3,748)
Incheon-Gimpo Expressway Co., Ltd.		929,539	718,107	211,432	—	(1,910)
BLUE OCEAN Private Equity Fund		357,723	220,895	136,828	456,311	2,335
UITrans LRT Co., Ltd.		400,761	307,625	93,136	—	(822)
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund		119,378	79,946	39,432	197	694
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		136,857	124,666	12,191	19,028	967
Daesung Steel		150,944	112,194	38,750	60,772	(12,955)
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		96,213	1,094	95,119	14,157	9,561
KONES, Corp.		2,627	1,519	1,108	3,952	(615)
POSCO MITSUBISHI CARBON TECHNOLOGY		448,618	311,070	137,548	53,908	(36,572)
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		2,171,689	1,305,942	865,747	491,011	187,114
7623704 Canada Inc.		1,334,391	1	1,334,390	—	19,485
KOREA LNG LTD.		303,389	19,704	283,685	33,035	31,962
Nickel Mining Company SAS		491,458	347,194	144,264	145,571	(61,473)
PT. Batutua Tembaga Raya		351,119	332,037	19,082	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		83,291	24,676	58,615	117,387	(1,216)
PT. Wampu Electric Power		206,052	165,618	40,434	3,405	(1,984)
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		67,905	40,451	27,454	81,260	938
Roy Hill Holdings Pty Ltd		10,962,261	8,059,714	2,902,547	845,243	129,968
POSCO-NPS Niobium LLC		786,937	—	786,937	—	24,719
CSP - Compania Siderurgica do Pecem		5,682,161	4,237,247	1,444,914	226,669	243,151
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		789,336	427,475	361,861	948,488	1,033
KOBRASCO		178,853	2,236	176,617	72,274	41,522
DMSA/AMSA		6,570,172	4,842,560	1,727,612	579,388	(519,969)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

10. Joint Operations

Details of significant joint operations that the Company is participating in as a party to a joint arrangement as of March 31, 2017 are as follows:

Joint operations	Operation	Ownership (%)	Location
Myanmar A-1/A-3 mine	Mine development and gas production	51.00	Myanmar
Offshore midstream	Gas transportation facility	51.00	Myanmar
Greenhills mine	Mine development	20.00	Canada
Arctos Anthracite coal project	Mine development	50.00	Canada
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia
CD J/V	Mine development	5.00	Australia
RUM J/V	Mine development	10.00	Australia

11. Investment Property, Net

Changes in the carrying amount of investment property for the three-month period ended March 31, 2017 and the year ended December 31, 2016 were as follows:

(a)	For the three-month period ended March 31, 2017

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others(*1)	Ending

Land	~~W~~	392,723	—	—	2,758	395,481
Buildings		671,539	—	(6,049)	(10,656)	654,834
Structures		2,147	—	(100)	228	2,275
Construction-in-progress		51,311	974	—	(3,270)	49,015

	~~W~~	1,117,720	974	(6,149)	(10,940)	1,101,605

(*1)	Includes reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences, and others.

(b)	For the year ended December 31, 2016

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation(*1)	Others(*2)	Ending

Land	~~W~~	346,879	24,116	(8,056)	—	29,784	392,723
Buildings		696,526	7,548	(3,339)	(24,043)	(5,153)	671,539
Structures		1,819	1	—	(288)	615	2,147
Construction-in-progress		39,068	13,910	—	—	(1,667)	51,311

	~~W~~	1,084,292	45,575	(11,395)	(24,331)	23,579	1,117,720

(*1)	Impairment loss on investment property amounting to ~~W~~318 million is included.
(*2)	Includes reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences, and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

12. Property, Plant and Equipment, Net

Changes in the carrying amount of property, plant and equipment for the three-month period ended March 31, 2017 and the year ended December 31, 2016 were as follows:

(a)	For the three-month period ended March 31, 2017

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation(*1)	Others(*2)	Ending

Land	~~W~~	2,601,208	720	(2,654)	—	(54,389)	2,544,885
Buildings		4,995,631	15,332	(1,679)	(89,999)	(66,619)	4,852,666
Structures		2,908,480	1,871	(503)	(53,309)	(9,993)	2,846,546
Machinery and equipment		20,318,390	48,127	(14,417)	(558,593)	126,556	19,920,063
Vehicles		46,699	2,038	(316)	(4,969)	(472)	42,980
Tools		71,380	2,304	(2,342)	(7,135)	2,661	66,868
Furniture and fixtures		132,406	7,853	(394)	(12,300)	(1,350)	126,215
Finance lease assets		159,013	4,614	(165)	(3,207)	(2,921)	157,334
Bearer plants		—	—	—	(2,525)	51,793	49,268
Construction-in-progress		2,537,132	429,613	(575)	—	(753,673)	2,212,497

	~~W~~	33,770,339	512,472	(23,045)	(732,037)	(708,407)	32,819,322

(*1)	Impairment losses on property, plant and equipment amounting to ~~W~~6,941 million are included.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

(b)	For the year ended December 31, 2016

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Depreciation(*1)	Others(*2)	Ending

Land	~~W~~	2,572,807	8,901	15,687	(16,176)	(6,452)	26,441	2,601,208
Buildings		5,165,725	37,493	277,242	(12,857)	(396,899)	(75,073)	4,995,631
Structures		2,949,413	19,043	—	(1,994)	(216,631)	158,649	2,908,480
Machinery and equipment		21,093,743	193,856	47,021	(36,095)	(2,277,740)	1,297,605	20,318,390
Vehicles		52,005	8,967	88	(1,990)	(18,484)	6,113	46,699
Tools		73,478	17,546	635	(848)	(27,396)	7,965	71,380
Furniture and fixtures		148,099	30,650	32	(4,248)	(51,361)	9,234	132,406
Finance lease assets		92,796	79,556	—	(38)	(13,409)	108	159,013
Construction-in-progress		2,374,789	1,935,339	2,181	(4,255)	—	(1,770,922)	2,537,132

	~~W~~	34,522,855	2,331,351	342,886	(78,501)	(3,008,372)	(339,880)	33,770,339

(*1)	Includes impairment losses on property, plant and equipment amounting to ~~W~~196,882 million. During the year ended December 31, 2016, due to the existence of indicators for impairment, such as continuing operating loss on fuel cell business of the POSCO ENERGY CO., LTD, which is included in Other reportable segment, the Company performed impairment test and recognized impairment loss of ~~W~~61,565 million. Recoverable amount was determined based on value-in-use, which was calculated by applying a 14.0% discount rate. The impairment recorded in 2016 also included ~~W~~58,388 million related to POSCO for individual assets based on disposal plans.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

13. Goodwill and Other Intangible Assets, Net

Changes in the carrying amount of goodwill and other intangible assets for the three-month period ended March 31, 2017 and the year ended December 31, 2016 were as follows:

(a)	For the three-month period ended March 31, 2017

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss	Others(*2)	Ending

Goodwill	~~W~~	1,375,131	—	—	—	—	(3,433)	1,371,698
Intellectual property rights		2,521,171	11,622	(253)	(54,712)	(19)	(9,284)	2,468,525
Premium in rental(*1)		119,039	2,709	(96)	(101)	—	(854)	120,697
Development expense		117,012	177	(934)	(16,396)	—	6,067	105,926
Port facilities usage rights		256,617	—	—	(4,196)	—	41,310	293,731
Exploratation and evaluation assets		162,268	10,747	—	—	—	(74)	172,941
Customer relationships		514,245	—	—	(10,151)	—	(2,630)	501,464
Power generation permit		539,405	—	—	—	—	—	539,405
Other intangible assets		483,841	18,149	(187)	(17,025)	(3)	(3,332)	481,443

	~~W~~	6,088,729	43,404	(1,470)	(102,581)	(22)	27,770	6,055,830

(*1)	Premium in rental includes memberships with indefinite useful lives.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

(b)	For the year ended December 31, 2016

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss	Others(*2)	Ending

Goodwill	~~W~~	1,461,954	—	—	—	(95,984)	9,161	1,375,131
Intellectual property rights		2,667,086	56,849	(753)	(204,112)	(16,786)	18,887	2,521,171
Premium in rental(*1)		127,949	1,964	(7,526)	(243)	(1,559)	(1,546)	119,039
Development expense		135,796	4,027	(60)	(61,732)	(298)	39,279	117,012
Port facilities usage rights		264,801	—	—	(15,217)	—	7,033	256,617
Exploratation and evaluation assets		151,144	45,524	—	—	(3,290)	(31,110)	162,268
Customer relationships		559,809	—	—	(47,790)	—	2,226	514,245
Power generation permit		539,405	—	—	—	—	—	539,405
Other intangible assets		497,810	52,350	(1,454)	(48,910)	(7,353)	(8,602)	483,841

	~~W~~	6,405,754	160,714	(9,793)	(378,004)	(125,270)	35,328	6,088,729

(*1)	Premium in rental includes memberships with indefinite useful lives.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

14. Other Assets

Other assets as of March 31, 2017 and December 31, 2016 are as follows:

(in millions of Won)	March 31, 2017		December 31, 2016
Current
Advance payments	~~W~~	792,710	787,452
Prepaid expenses		170,002	105,102
Others		1,685	1,930

	~~W~~	964,397	894,484

Non-current
Long-term advance payments	~~W~~	26,735	27,189
Long-term prepaid expenses		359,035	380,678
Others(*1)		152,200	159,813

	~~W~~	537,970	567,680

(*1)	As of March 31, 2017 and December 31, 2016, the Company recognized tax assets amounting to ~~W~~96,419 million and ~~W~~100,693 million, respectively, based on the Company’s best estimate of the tax amounts to be refunded when the results of the Company’s appeal in connection with the additional income tax payment in prior years’ tax audits that were finalized and claim for rectification are finalized.

15. Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings as of March 31, 2017 and December 31, 2016 are as follows:

(in millions of Won)	Lenders	Interest rate (%)	March 31, 2017		December 31, 2016
Short-term borrowings
Bank overdrafts	Bank of America and others	0.7~4.0	~~W~~	164,082	254,036
Short-term borrowings	HSBC and others	0.1~13.0		7,884,713	7,725,691

				8,048,795	7,979,727

Current portion of long-term liabilities
Current portion of long-term borrowings	Export-Import Bank of Korea and others	0.4~8.5		1,041,950	1,390,733
Current portion of debentures	Korea Development Bank and others	2.0~5.9		870,513	825,176

Less: Current portion of discount on debentures issued				(574)	(829)

				1,911,889	2,215,080

			~~W~~	9,960,684	10,194,807

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

(b)	Long-term borrowings, excluding current portion as of March 31, 2017 and December 31, 2016 are as follows:

(in millions of Won)	Lenders	Interest rate (%)	March 31, 2017		December 31, 2016
Long-term borrowings	Export-Import Bank of Korea and others	0.4~8.4	~~W~~	5,730,056	6,420,612
Less: Present value discount				(52,759)	(55,799)
Debentures	Korea Development Bank and others	1.4~6.3		5,844,996	6,163,896
Less: Discount on debentures issued				(16,219)	(18,518)

			~~W~~	11,506,074	12,510,191

(c)	Property, plant and equipment including investment property, cash equivalents, trade accounts and notes receivable, financial instruments, available-for-sale financial assets, inventories and other assets amounting to ~~W~~5,961,439 million, ~~W~~66,228 million, ~~W~~4,977 million (74 of notes receivable), ~~W~~42,084 million, ~~W~~10,055 million, ~~W~~62,708 million and ~~W~~141,980 million, respectively, are provided as collateral related to short-term borrowings, long-term borrowings and debentures.

16. Other Payables

Other payables as of March 31, 2017 and December 31, 2016 are as follows:

(in millions of Won)	March 31, 2017		December 31, 2016

Current
Accounts payable	~~W~~	934,598	854,623
Accrued expenses		630,446	665,295
Dividend payable		501,024	7,770
Finance lease liabilities		21,740	24,523
Withholdings		256,786	299,448

	~~W~~	2,344,594	1,851,659

Non-current
Accounts payable	~~W~~	5,129	6,823
Accrued expenses		10,198	41,082
Finance lease liabilities		88,623	89,886
Long-term withholdings		71,508	70,768

	~~W~~	175,458	208,559

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

17. Other Financial Liabilities

Other financial liabilities as of March 31, 2017 and December 31, 2016 are as follows:

(in millions of Won)	March 31, 2017		December 31, 2016

Current
Derivative liabilities	~~W~~	54,664	85,786
Financial guarantee liabilities		64,849	63,962

	~~W~~	119,513	149,748

Non-current
Derivative liabilities	~~W~~	71,440	37,110
Financial guarantee liabilities		33,760	44,199

	~~W~~	105,200	81,309

18. Provisions

(a)	Provisions as of March 31, 2017 and December 31, 2016 are as follows:

(in millions of Won)	March 31, 2017			December 31, 2016
	Current		Non-current	Current	Non-current

Provision for bonus payments	~~W~~	23,257	—	42,986	—
Provision for construction warranties		11,894	89,966	10,551	86,158
Provision for legal contingencies and claims(*1)		4,140	79,639	4,348	80,498
Provision for the restoration(*2)		10,421	35,206	10,169	37,962
Others(*3,4)		49,246	148,190	46,811	133,121

	~~W~~	98,958	353,001	114,865	337,739

(*1)	The Company recognized probable outflow of resources amounting to ~~W~~29,794 million and ~~W~~30,425 million as provisions in relation to lawsuits against the Company as of March 31, 2017 and December 31, 2016, respectively.
(*2)	Due to contamination of lands near the Company’s magnesium smelting plant located in Gangneung province and others, the Company recognized present values of estimated costs for recovery as provisions for restoration as of March 31, 2017. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied a discount rate of 2.37 ~ 2.49% to assess present value of these costs.
(*3)	As of March 31, 2017 and December 31, 2016, POSCO ENERGY CO., LTD., a subsidiary of the Company, recognized ~~W~~96,189 million and ~~W~~87,827 million of provisions for warranties, respectively, for the service contract on fuel cell based on its estimate of probable outflow of resources.
(*4)	As of March 31, 2017 and December 31, 2016, the amount includes a provision of ~~W~~23,600 million for expected outflow of resources in connection with the performance guarantee for the Hwaseong-Dongtan complexes development project of POSCO ENGINEERING & CONSTRUCTION CO., LTD.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

(b)	Changes in provisions for the three-month period ended March 31, 2017 and the year ended December 31, 2016 were as follows:

1)	For the three-month period ended March 31, 2017

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending

Provision for bonus payments	~~W~~	42,986	20,643	(39,155)	(779)	(438)	23,257
Provision for construction warranties		96,709	8,505	(230)	(523)	(2,601)	101,860
Provision for legal contingencies and claims		84,846	1,361	—	(389)	(2,039)	83,779
Provision for the restoration		48,131	404	(2,065)	—	(843)	45,627
Others		179,932	31,311	(16,456)	(154)	2,803	197,436

	~~W~~	452,604	62,224	(57,906)	(1,845)	(3,118)	451,959

(*1)	Includes adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2016

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending

Provision for bonus payments	~~W~~	42,602	44,106	(42,211)	(272)	(1,239)	42,986
Provision for construction warranties		81,446	33,925	(19,469)	(2,695)	3,502	96,709
Provision for legal contingencies and claims		52,610	45,525	(14,012)	(188)	911	84,846
Provision for the restoration		41,926	31,673	(13,367)	(12,475)	374	48,131
Others		105,428	142,767	(68,143)	(3,086)	2,966	179,932

	~~W~~	324,012	297,996	(157,202)	(18,716)	6,514	452,604

(*1)	Includes adjustments of foreign currency translation differences and others.

19. Employee Benefits

(a)	Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for the three-month periods ended March 31, 2017 and 2016 were as follows:

(in millions of Won)	March 31, 2017		March 31, 2016

Expense related to post-employment benefit plans under defined contribution plans	~~W~~	8,588	7,685

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

(b)	Defined benefit plan

1)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of March 31, 2017 and December 31, 2016 are as follows:

(in millions of Won)	March 31, 2017		December 31, 2016

Present value of funded obligations	~~W~~	1,707,940	1,715,583
Fair value of plan assets(*1)		(1,640,801)	(1,693,118)
Present value of non-funded obligations		10,540	17,437

Net defined benefit liabilities	~~W~~	77,679	39,902

(*1)	As of March 31, 2017 and December 31, 2016, the Company recognized net defined benefit assets amounting to ~~W~~62,165 million and ~~W~~83,702 million, respectively, since there are consolidated entities whose fair value of plan assets exceeded the present value of defined benefit obligations.

2)	Changes in present value of defined benefit obligations for the three-month period ended March 31, 2017 and the year ended December 31, 2016 were as follows:

(in millions of Won)	March 31, 2017		December 31, 2016

Defined benefit obligation at the beginning of period	~~W~~	1,733,020	1,714,115
Current service costs		50,896	285,706
Interest costs		8,795	39,286
Remeasurements		5,477	(32,927)
Benefits paid		(74,643)	(278,278)
Others		(5,065)	5,118

Defined benefit obligation at the end of period	~~W~~	1,718,480	1,733,020

3)	Changes in fair value of plan assets for the three-month period ended March 31, 2017 and the year ended December 31, 2016 were as follows:

(in millions of Won)	March 31, 2017		December 31, 2016

Fair value of plan assets at the beginning of period	~~W~~	1,693,118	1,532,090
Interest on plan assets		10,917	37,385
Remeasurement of plan assets		(2,387)	(6,963)
Contributions to plan assets		—	328,671
Benefits paid		(61,267)	(189,817)
Others		420	(8,248)

Fair value of plan assets at the end of period	~~W~~	1,640,801	1,693,118

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

4)	The amounts recognized in condensed consolidated interim statements of comprehensive income for the three-month periods ended March 31, 2017 and 2016 were as follows:

(in millions of Won)	March 31, 2017		March 31, 2016

Current service costs	~~W~~	50,896	58,999
Net interest costs		(2,122)	508

	~~W~~	48,774	59,507

20. Other Liabilities

Other liabilities as of March 31, 2017 and December 31, 2016 are as follows:

(in millions of Won)	March 31, 2017		December 31, 2016

Current
Due to customers for contract work	~~W~~	962,707	1,160,201
Advances received		800,608	707,086
Unearned revenue		8,413	8,702
Withholdings		214,684	186,665
Others		17,334	22,307

	~~W~~	2,003,746	2,084,961

Non-current
Unearned revenue	~~W~~	19,354	20,013
Others		34,206	40,338

	~~W~~	53,560	60,351

21. Financial Instruments

(a)	Classification of financial instruments

1)	Financial assets as of March 31, 2017 and December 31, 2016 are as follows:

(in millions of Won)	March 31, 2017		December 31, 2016

Financial assets at fair value through profit or loss Derivatives assets held for trading	~~W~~	64,128	147,582
Available-for-sale financial assets		2,557,228	2,514,924
Held-to-maturity financial assets		2,489	2,470
Loans and receivables		19,316,795	19,390,610

	~~W~~	21,940,640	22,055,586

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

2)	Financial liabilities as of March 31, 2017 and December 31, 2016 are as follows:

(in millions of Won)	March 31, 2017		December 31, 2016

Financial liabilities at fair value through profit or loss
Derivatives liabilities held for trading	~~W~~	126,104	122,896
Financial liabilities measured at amortized cost
Trade accounts and note payable		3,374,212	4,117,798
Borrowings		21,466,758	22,704,998
Financial guarantee liabilities		98,609	108,161
Others		2,375,919	2,007,114

	~~W~~	27,441,602	29,060,967

3)	Finance income and costs by category of financial instrument for the three-month periods ended March 31, 2017 and 2016 were as follows:

☐	For the three-month period ended March 31, 2017

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	~~W~~	—	12,117	—	57,863	—	—	69,980	—
Available-for-sale financial assets		14	—	—	(1,584)	(3,959)	42,013	36,484	37,010
Held-to-maturity financial assets		52	—	—	(3)	—	5	54	—
Loans and receivables		40,353	—	(461,814)	(10,077)	—	1	(431,537)	—
Financial liabilities at fair value through profit or loss		—	(101,393)	—	(54,031)	—	—	(155,424)	—
Financial liabilities measured at amortized cost		(168,609)	—	586,912	—	—	(4,736)	413,567	—

	~~W~~	(128,190)	(89,276)	125,098	(7,832)	(3,959)	37,283	(66,876)	37,010

☐	For the three-month period ended March 31, 2016

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	~~W~~	—	99,566	—	114,321	—	—	213,887	—
Available-for-sale financial assets		243	—	—	88	(29,491)	20,679	(8,481)	(3,001)
Held-to-maturity financial assets		105	—	—	—	—	9	114	—
Loans and receivables		52,180	—	(114,290)	(3,803)	—	(44)	(65,957)	—
Financial liabilities at fair value through profit or loss		—	(56,341)	—	(128,828)	—	—	(185,169)	—
Financial liabilities measured at amortized cost		(177,340)	—	73,641	—	—	(3,340)	(107,039)	—

	~~W~~	(124,812)	43,225	(40,649)	(18,222)	(29,491)	17,304	(152,645)	(3,001)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

(b)	Fair value

1)	Fair value and book value

The carrying amount and the fair value of financial instruments as of March 31, 2017 and December 31, 2016 are as follows:

(in millions of Won)	March 31, 2017			December 31, 2016
	Book value		Fair value	Book value	Fair value
Assets measured at fair value
Available-for-sale financial assets(*1)	~~W~~	2,177,067	2,177,067	2,139,687	2,139,687
Derivatives assets held for trading(*1,2)		64,128	64,128	147,582	147,582

		2,241,195	2,241,195	2,287,269	2,287,269

Assets measured at amortized cost(*3)
Cash and cash equivalents		2,725,240	2,725,240	2,447,619	2,447,619
Trade accounts and notes receivable, net		9,806,000	9,806,000	9,838,051	9,838,051
Loans and other receivables, net		6,785,555	6,785,555	7,104,940	7,104,940
Held-to-maturity financial assets		2,489	2,489	2,470	2,470

		19,319,284	19,319,284	19,393,080	19,393,080

Liabilities measured at fair value
Derivatives liabilities held for trading(*2)		126,104	126,104	122,896	122,896

Liabilities measured at amortized cost(*3)
Trade accounts and notes payable		3,374,212	3,374,212	4,117,798	4,117,798
Borrowings		21,466,758	21,738,654	22,704,998	22,956,571
Financial guarantee liabilities		98,609	98,609	108,161	108,161
Others		2,375,919	2,375,919	2,007,114	2,007,114

	~~W~~	27,315,498	27,587,394	28,938,071	29,189,644

(*1)	The fair value of available-for-sale financial assets publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets and derivatives which are classified as fair value hierarchy level 3 is calculated using valuation model such as a discounted cash flow model and others in which weighted average cost of capital of evaluated companies are used as a discount rates. Available-for-sale financial assets which are not measured at fair value are not included.
(*2)	The fair value of derivatives which are classified as fair value hierarchy level 2 is measured using derivatives’ valuation models such as market approach and others. Principal input variables of derivatives’ valuation model are interest rate, spot price of underlying asset and others.
(*3)	The fair value of financial assets and liabilities measured at amortized cost is measured using a present value calculated by market interest rate as of the end of reporting period. The fair value is mainly calculated for the disclosures in the note. On the other hand, the Company has not performed fair value measurement for the financial assets and liabilities measured at amortized cost except borrowings which are classified as fair value hierarchy level 2 since their carrying amounts approximate fair value.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

2)	The fair value hierarchy

The fair values of financial instruments by fair value hierarchy as of March 31, 2017 and December 31, 2016 are as follows:

☐	March 31, 2017

(in millions of Won)	Level 1		Level 2	Level 3	Total

Financial assets
Available-for-sale financial assets	~~W~~	1,853,002	—	324,065	2,177,067
Derivatives assets held for trading		—	58,140	5,988	64,128

	~~W~~	1,853,002	58,140	330,053	2,241,195

Financial liabilities
Derivatives liabilities held for trading	~~W~~	—	126,104	—	126,104

☐	December 31, 2016

(in millions of Won)	Level 1		Level 2	Level 3	Total

Financial assets
Available-for-sale financial assets	~~W~~	1,800,943	—	338,744	2,139,687
Derivatives assets held for trading		—	137,236	10,346	147,582

	~~W~~	1,800,943	137,236	349,090	2,287,269

Financial liabilities
Derivatives liabilities held for trading	~~W~~	—	122,896	—	122,896

(c)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2016.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

22. Share Capital and Capital Surplus

(a)	Share capital as of March 31, 2017 and December 31, 2016 are as follows:

(Share, in Won)	March 31, 2017		December 31, 2016

Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of March 31, 2017, total shares of ADRs of 39,889,560, outstanding in overseas stock market, are equivalent to 9,972,390 shares of common stock.
(*2)	As of March 31, 2017, the difference between the ending balance of common stock and the par value of issued common stock is ~~W~~46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	Capital surplus as of March 31, 2017 and December 31, 2016 are as follows:

(in millions of Won)	March 31, 2017		December 31, 2016

Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		783,789	783,788
Other capital surplus		155,920	150,178

	~~W~~	1,403,534	1,397,791

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

23. Hybrid Bonds

(a)	Hybrid bonds classified as equity as of March 31, 2017 and December 31, 2016 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	March 31, 2017		December 31, 2016

Hybrid bond 1-1(*1)	2013-06-13	2043-06-13	4.30	~~W~~	800,000	800,000
Hybrid bond 1-2(*1)	2013-06-13	2043-06-13	4.60		200,000	200,000
Issuance cost					(3,081)	(3,081)

				~~W~~	996,919	996,919

(*1)	Details of hybrid bonds as of March 31, 2017 are as follows:

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2
Issue price	800,000	200,000

Maturity date	30 years (The Company has a right to extend the maturity date)

Interest rate

Issue date ~ 2018-06-12 : 4.3%

Reset every 5 years as follows;

•     After 5 years: return on government bond (5 years) + 1.3%

•     After 10 years: additionally +0.25% according to Step-up clauses

•     After 25 years: additionally +0.75%

Issue date ~ 2023-06-12 : 4.6%

Reset every 10 years as follows;

•     After 10 years: return on government bond (10 years) + 1.4%

•     After 10 years: additionally +0.25% according to Step-up clauses

•     After 30 years: additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)

Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 10 and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is higher than the common stock holders, but lower than other creditors. The interest accumulated but not paid on the hybrid bonds as of March 31, 2017 amounts to ~~W~~2,747 million.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

(b)	POSCO ENERGY Co., Ltd., a subsidiary of the Company, issued hybrid bonds which are classified as non-controlling interests in the consolidated financial statements. Hybrid bonds as of March 31, 2017 and December 31, 2016 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	March 31, 2017		December 31, 2016

Hybrid bond 1-1(*1)	2013-08-29	2043-08-29	4.66	~~W~~	165,000	165,000
Hybrid bond 1-2(*1)	2013-08-29	2043-08-29	4.72		165,000	165,000
Hybrid bond 1-3(*1)	2013-08-29	2043-08-29	4.72		30,000	30,000
Hybrid bond 1-4(*1)	2013-08-29	2043-08-29	5.21		140,000	140,000
Issuance cost					(1,532)	(1,532)

				~~W~~	498,468	498,468

(*1)	Details of hybrid bonds of POSCO ENERGY Co., Ltd. as of March 31, 2017 are as follows:

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2 and 1-3	Hybrid bond 1-4
Issue price	165,000	195,000	140,000

Maturity date	30 years (The Company has a right to extend the maturity date)

Interest rate

Issue date ~ 2018-08-29 : 4.66%

Reset every 5 years as follows;

•     After 5 years: return on government bond (5 years) + 1.39%

•     After 10 years: additionally +0.25% according to Step-up clauses

•     After 25 years: additionally +0.75%

Issue date ~ 2018-08-29 : 4.72%

Reset every 5 years as follows;

•     After 5 years: return on government bond (5 years) + 1.45%

•     After 10 years: additionally +0.25% according to Step-up clauses

•     After 25 years: additionally +0.75%

Issue date ~ 2018-08-29 : 5.21%

Reset every 10 years as follows;

•     After 10 years: return on government bond (10 years) + 1.55%

•     After 10 years: additionally + 0.25% according to Step-up clauses

•     After 30 years: additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company but for hybrid bond 1-3, the Company pays every quarter (3/30, 6/30, 9/30, 12/30))

Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 10 and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is higher than the common stock holders, but lower than other creditors. The interest accumulated but not paid on the hybrid bonds as of March 31, 2017 amounts to ~~W~~1,938 million.

24. Reserves

Reserves as of March 31, 2017 and December 31, 2016 are as follows:

(in millions of Won)	March 31, 2017		December 31, 2016

Accumulated comprehensive loss of investments in associates and joint ventures	~~W~~	(490,076)	(301,734)
Changes in the unrealized fair value of available-for-sale investments		313,832	276,143
Foreign currency translation differences		(323,759)	(99,264)
Others		(20,657)	(19,130)

	~~W~~	(520,660)	(143,985)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

25. Treasury Shares

As of March 31, 2017, the Company holds 7,189,140 shares of treasury stock for price stabilization and others in accordance with the Board of Director’s resolution.

26. Construction Contracts

(a)	Details of in-progress construction contracts as of March 31, 2017 and December 31, 2016 are as follows:

(in millions of Won)	March 31, 2017			December 31, 2016
	Construction segment		Others	Construction segment	Others
Accumulated cost	~~W~~	22,098,686	271,099	22,493,050	313,422
Add: Accumulated profit		1,718,662	48,223	1,574,858	48,119
Less: Accumulated loss		(917,568)	(15,768)	(1,115,245)	(23,920)

Accumulated revenue		22,899,780	303,554	22,952,663	337,621
Less: Progress billings		(22,923,245)	(307,141)	(23,157,151)	(338,991)
Others		1,888	2,829	2,909	7,052

	~~W~~	(21,577)	(758)	(201,579)	5,682

(b)	Details of due from customers for contract work and due to customers for contract work related to construction as of March 31, 2017 and December 31, 2016 are as follows:

(in millions of Won)	March 31, 2017			December 31, 2016
	Construction segment		Others	Construction segment	Others

Due from customers for contract work	~~W~~	883,958	56,414	894,181	70,123
Due to customers for contract work		(905,535)	(57,172)	(1,095,760)	(64,441)

	~~W~~	(21,577)	(758)	(201,579)	5,682

(c)	Details of the provisions of construction loss as of March 31, 2017 and December 31, 2016 are as follows:

(in millions of Won)	March 31, 2017		December 31, 2016

Construction segment	~~W~~	115,848	143,159
Others		2,034	3,524

	~~W~~	117,882	146,683

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

(d)	Due to the factors causing the variation of costs for the three-month period ended March 31, 2017, the estimated total contract costs have changed. Details of changes in estimated total contract costs and the impact on profits or loss for the three-month period ended March 31, 2017 and future periods are as follows:

(in millions of Won)	Changes in estimated		Changes in profit (loss) of construction contract
	total contract costs		Net income (loss)	Future income (loss)	Total
Construction segment	~~W~~	(63,920)	32,842	(4,365)	28,477
Others	271		1,610	(31)	1,579

	~~W~~	(63,649)	34,452	(4,396)	30,056

The effect on the current and future profit is estimated based on the circumstances that have occurred from the commencement date of the contracts as of March 31, 2017. The estimation is evaluated for the total contract cost and expected total contract revenue as of the end of the period. Also, it may change during future periods.

(e)	Uncertainty of estimates

1)	Total contract revenues

Total contract revenues are measured based on contractual amount initially agreed. However, the contract revenues can increase due to additional contract work, claims and incentive payments in the course of construction, or decrease due to penalty when the completion of contract is delayed due to the Company’s fault. Therefore, this measurement of contract revenues is affected by the uncertainty of the occurrence of future events.

2)	Total contract costs

Construction revenues are recognized based on the percentage of completion, which is measured on the basis of the gross cost amount incurred to date. Total contract costs are estimated based on estimates of future material costs, labor costs, outsourcing cost and others. There is uncertainty in estimates on future contract costs due to various internal and external factors such as fluctuation of market, the risk of business partner and the experience of project performance and others. The significant assumptions including uncertainty of the estimate of total contract costs are as follows:

Method of significant assumption
Material cost	Assumption based on recent purchasing price and quoted market price
Labor cost	Assumption based on standard monthly and daily labor cost
Outsourcing cost	Assumption based on the past experience rate of similar project and market price

Management reviews the assumptions used in estimated contract costs at each reporting period end and adjusts them, if necessary.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

27. Selling and Administrative Expenses

Administrative expenses and selling expenses for the three-month periods ended March 31, 2017 and 2016 were as follows:

(a)	Administrative expenses

(in millions of Won)	March 31, 2017		March 31, 2016

Wages and salaries	~~W~~	209,293	207,971
Expenses related to post-employment benefits		22,406	21,709
Other employee benefits		40,593	46,483
Travel		8,838	10,701
Depreciation		24,022	26,667
Amortization		36,272	36,577
Communication		2,812	2,809
Electricity expenses		1,169	2,093
Taxes and public dues		20,323	17,207
Rental		16,336	22,151
Repairs		1,822	2,947
Entertainment		2,826	3,573
Advertising		23,805	16,847
Research & development		25,559	20,789
Service fees		51,188	46,940
Vehicles maintenance		2,128	2,475
Industry association fee		3,413	3,580
Conference		3,177	3,389
Contribution to provisions		3,213	3,196
Bad debt expenses (reversal of bad debt expenses)		25,971	(12,726)
Others		6,970	10,858

	~~W~~	532,136	496,236

(b)	Selling expenses

(in millions of Won)	March 31, 2017		March 31, 2016

Freight and custody expenses	~~W~~	328,927	343,217
Operating expenses for distribution center		2,606	2,580
Sales commissions		13,945	20,949
Sales advertising		321	621
Sales promotion		2,499	3,800
Sample		523	781
Sales insurance premium		8,941	6,694
Contract cost		598	5,213
Others		2,597	1,577

	~~W~~	360,957	385,432

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

28. Finance Income and Costs

Details of finance income and costs for the three-month periods ended March 31, 2017 and 2016 are as follows:

(in millions of Won)	March 31, 2017		March 31, 2016

Finance income
Interest income	~~W~~	40,419	52,528
Dividend income		42,013	20,679
Gain on foreign currency transactions		220,528	278,518
Gain on foreign currency translations		425,529	241,888
Gain on derivatives transactions		58,009	114,386
Gain on valuations of derivatives		89,132	125,357
Others		4,574	939

	~~W~~	880,204	834,295

Finance costs
Interest expenses	~~W~~	168,609	177,340
Loss on foreign currency transactions		215,563	268,435
Loss on foreign currency translations		305,396	292,620
Loss on derivatives transactions		54,178	128,893
Loss on valuation of derivatives		178,408	82,132
Impairment loss on available-for-sale financial assets		3,959	29,491
Others		20,967	8,029

	~~W~~	947,080	986,940

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

29. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month periods ended March 31, 2017 and 2016 are as follows:

(in millions of Won)	March 31, 2017		March 31, 2016

Other non-operating income
Gain on disposals of assets held for sale	~~W~~	106	19,353
Gain on disposals of investment in subsidiaries, associates and joint ventures		49,671	1,857
Gain on disposals of property, plant and equipment		5,171	11,184
Gain on disposals of intangible assets		6,510	84
Gain on insurance proceeds		793	1,779
Others		16,185	16,920

	~~W~~	78,436	51,177

Other non-operating expenses
Loss on disposals of investment in subsidiaries, associates and joint ventures	~~W~~	19,488	908
Loss on disposals of property, plant and equipment		31,259	15,510
Impairment loss on property, plant and equipment		6,941	—
Contribution to provisions		2,917	14,689
Other bad debt expenses		23,127	2,721
Donations		16,524	14,798
Others		22,892	14,695

	~~W~~	123,148	63,321

30. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other non-operating expenses in the statements of comprehensive income for the three-month period ended March 31, 2017 and 2016 were as follows (excluding finance costs and income tax expense):

(in millions of Won)	March 31, 2017		March 31, 2016
Raw material used, changes in inventories and others	~~W~~	8,654,249	6,969,260
Employee benefits expenses		826,255	827,681
Outsourced processing cost		1,592,581	1,739,859
Electricity expenses		246,134	279,180
Depreciation(*1)		731,245	707,414
Amortization		102,581	97,581
Freight and custody expenses		328,927	343,217
Sales commissions		13,945	20,949
Loss on disposals of property, plant and equipment		31,259	15,510
Donations		16,524	14,798
Others		1,291,663	849,305

	~~W~~	13,835,363	11,864,754

(*1)	Includes depreciation expense of investment property.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

31. Income Taxes

The effective tax rates of the Company for the three-month periods ended March 31, 2017 and 2016 were 26.3% and 37.9%, respectively. The effective tax rate for the three-month period ended March 31, 2016 was higher than the statutory tax rate of 24.2% for the controlling company mainly due to the effect of deductible temporary difference in the Company’s investments in subsidiaries and associates, for which no deferred tax assets are recognized.

32. Earnings per Share

Basic and diluted earnings per share for the three-month periods ended March 31, 2017 and 2016 were as follows:

(in Won, except per share information)	March 31, 2017		March 31, 2016

Profit attribute to controlling interest	~~W~~	850,928,260,062	359,670,890,256
Interests of hybrid bonds		(8,420,653,151)	(8,400,426,066)

Weighted-average number of common shares outstanding(*1)		79,997,687	79,995,736

Basic and diluted earnings per share	~~W~~	10,532	4,391

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

(Share)	March 31, 2017	March 31, 2016

Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury shares	(7,189,148)	(7,191,099)

Weighted-average number of common shares outstanding	79,997,687	79,995,736

Since there were no potential shares of common stock which had dilutive effects as of March 31, 2017 and 2016, diluted earnings per share is equal to basic earnings per share.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

33.	Related Party Transactions

(a)	Significant transactions between the controlling company and related companies for the three-month periods ended March 31, 2017 and 2016 were as follows:

1)	For the three-month period ended March 31, 2017

(in millions of Won)	Sales and others(*1)			Purchase and others(*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	771	28	—	37,954	—	4,386
POSCO Processing&Service		298,781	1	113,628	4,595	8,309	404
POSCO COATED & COLOR STEEL Co., Ltd.		105,189	3,414	—	—	2,463	22
POSCO ICT(*4)		301	5,070	—	45,278	6,900	44,380
eNtoB Corporation		—	30	79,524	1,319	10	5,165
POSCO CHEMTECH		82,587	15,600	115,543	3,154	71,048	5,631
POSCO ENERGY CO., LTD.		43,455	367	—	—	—	—
POSCO DAEWOO Corporation		1,033,238	35,155	70,473	29	4,370	602
POSCO Thainox Public Company Limited		52,167	—	3,216	—	—	—
POSCO America Corporation		99,845	—	—	—	—	36
POSCO Canada Ltd.		—	29	59,998	—	—	—
POSCO Asia Co., Ltd.		524,989	556	67,561	194	191	977
Qingdao Pohang Stainless Steel Co., Ltd.		36,852	—	—	—	—	26
POSCO JAPAN Co., Ltd.		355,598	—	6,364	—	—	240
POSCO-VIETNAM Co., Ltd.		52,979	—	—	—	—	—
POSCO MEXICO S.A. DE C.V.		80,550	—	—	—	—	—
POSCO Maharashtra Steel Private Limited		96,384	—	—	—	—	21
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		55,869	—	—	—	—	—
Others		236,245	6,404	43,854	11,312	57,440	23,490

		3,155,800	66,654	560,161	103,835	150,731	85,380

Associates and joint ventures(*3)
POSCO PLANTEC Co., Ltd.		103	41	787	94,666	5,034	9,716
SNNC		1,267	151	121,809	—	—	1
POSCO-SAMSUNG-Slovakia Processing Center		12,976	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	156,249	—	—	—
CSP - Compania Siderurgica do Pecem		—	—	76,941	—	—	—
Others		3,813	12,444	23,731	—	—	1

		18,159	12,636	379,517	94,666	5,034	9,718

	~~W~~	3,173,959	79,290	939,678	198,501	155,765	95,098

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of March 31, 2017, the Company provided guarantees to related parties (Note 34).
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

2)	For the three-month period ended March 31, 2016

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	1,542	16,603	—	111,588	—	12,362
POSCO Processing&Service		224,059	5,777	98,335	—	—	245
POSCO COATED & COLOR STEEL Co., Ltd.		73,942	2,559	—	—	3,244	32
POSCO ICT		301	91	—	24,311	6,629	44,307
eNtoB Corporation		—	—	58,783	635	20	3,538
POSCO CHEMTECH		89,070	12,582	128,022	2,236	69,939	1,785
POSCO ENERGY CO., LTD.		45,184	308	—	—	—	—
POSCO TMC Co., Ltd.		69,740	—	1	—	468	311
POSCO AST		75,633	1	—	—	8,503	744
POSCO DAEWOO Corporation		794,022	34,341	23,805	—	—	198
POSCO Thainox Public Company Limited		54,966	—	1,957	—	—	—
PT. KRAKATAU POSCO		—	—	3,140	—	—	—
POSCO America Corporation		124,816	—	—	—	—	—
POSCO Canada Ltd.		—	—	24,777	—	—	—
POSCO Asia Co., Ltd.		480,849	—	58,986	—	21	178
Qingdao Pohang Stainless Steel Co., Ltd.		24,538	—	—	—	—	229
POSCO JAPAN Co., Ltd.		272,231	—	5,691	368	28	152
POSCO MEXICO S.A. DE C.V.		78,000	—	—	—	—	—
POSCO Maharashtra Steel Private Limited		101,482	—	—	—	—	—
Others		211,453	8,243	42,561	14,758	50,765	19,184

		2,721,828	80,505	446,058	153,896	139,617	83,265

Associates and joint ventures
SeAH Changwon Integrated Special Steel		5	—	452	—	138	—
POSCO PLANTEC Co., Ltd.		1,096	20	832	43,309	4,017	2,735
SNNC		1,225	166	107,790	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		7,855	—	—	—	—	—
Others		3,646	3,070	12,815	—	—	—

		13,827	3,256	121,889	43,309	4,155	2,735

	~~W~~	2,735,655	83,761	567,947	197,205	143,772	86,000

(b)	The related account balances of significant transactions between the controlling company and related companies as of March 31, 2017 and December 31, 2016 are as follows:

1)	March 31, 2017

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	24	690	714	—	8,453	537	8,990
POSCO COATED & COLOR STEEL Co., Ltd.		56,201	80	56,281	—	5	1,520	1,525
POSCO ICT		1	4,995	4,996	787	42,369	1,569	44,725
eNtoB Corporation		—	30	30	13,000	22,654	20	35,674
POSCO CHEMTECH		28,286	13,822	42,108	60,502	9,015	17,917	87,434
POSCO ENERGY CO., LTD.		13,218	585	13,803	—	—	1,425	1,425
POSCO DAEWOO Corporation		401,348	34,341	435,689	985	4,316	5,057	10,358
POSCO Thainox Public Company Limited		52,167	—	52,167	—	—	—	—
POSCO America Corporation		11,363	—	11,363	—	—	—	—
POSCO Asia Co., Ltd.		411,184	185	411,369	16,436	4	—	16,440
Qingdao Pohang Stainless Steel Co., Ltd.		23,220	—	23,220	—	—	—	—
POSCO MEXICO S.A. DE C.V.		116,717	—	116,717	—	—	—	—
POSCO Maharashtra Steel Private Limited		330,895	86	330,981	—	—	—	—
Others		319,551	7,770	327,321	6,941	19,426	27,305	53,672

		1,764,175	62,584	1,826,759	98,651	106,242	55,350	260,243

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		—	5	5	3,052	26,589	—	29,641
SNNC		247	39	286	33,370	—	—	33,370
Others		884	—	884	35,663	1,293	—	36,956

		1,131	44	1,175	72,085	27,882	—	99,967

	~~W~~	1,765,306	62,628	1,827,934	170,736	134,124	55,350	360,210

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

2)	December 31, 2016

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	3	3,359	3,362	—	9,825	515	10,340
POSCO Processing&Service		207,744	178	207,922	1,085	5,367	5,184	11,636
POSCO COATED & COLOR STEEL Co., Ltd.		48,716	324	49,040	—	5	1,600	1,605
POSCO ICT		—	128	128	1,062	89,382	6,074	96,518
eNtoB Corporation		—	—	—	9,948	29,310	15	39,273
POSCO CHEMTECH		27,253	3,868	31,121	54,702	11,870	19,282	85,854
POSCO ENERGY CO., LTD.		18,701	2,012	20,713	—	—	1,425	1,425
POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)		182,700	11,184	193,884	460	183	49	692
POSCO Thainox Public Company Limited		62,034	8	62,042	—	224	—	224
POSCO America Corporation		10,008	—	10,008	—	—	—	—
POSCO Asia Co., Ltd.		375,823	7	375,830	25,101	—	—	25,101
Qingdao Pohang Stainless Steel Co., Ltd.		25,386	—	25,386	—	5	—	5
POSCO MEXICO S.A. DE C.V.		114,166	—	114,166	—	—	—	—
POSCO Maharashtra Steel Private Limited		208,737	2,512	211,249	—	—	—	—
Others		333,031	2,461	335,492	17,374	46,455	26,974	90,803

		1,614,302	26,041	1,640,343	109,732	192,626	61,118	363,476

Associates and jointventures
POSCO PLANTEC Co., Ltd.		30	9	39	2,125	39,647	—	41,772
SNNC		223	26	249	40,201	—	—	40,201
Others		800	1	801	991	17,685	—	18,676

		1,053	36	1,089	43,317	57,332	—	100,649

	~~W~~	1,615,355	26,077	1,641,432	153,049	249,958	61,118	464,125

(c)	Significant transactions between the Company, excluding the controlling company, and related companies for the three-month periods ended March 31, 2017 and 2016 were as follows:

1)	March 31, 2017

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	7,075	—	9	1,073
New Songdo International City Development, LLC		57,357	—	—	11
SNNC		12,348	—	—	1,733
Chuncheon Energy Co., Ltd.		32,507	—	—	—
Noeul Green Energy Co., Ltd.		1,775	—	—	306
VSC POSCO Steel Corporation		11,177	—	82	—
USS-POSCO Industries		7,430	47	430	—
CSP - Compania Siderurgica do Pecem		40,481	—	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		14,421	—	13,653	—
LLP POSUK Titanium		—	—	3,972	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	—	5,785	—
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		7,312	—	—	—
PT. Batutua Tembaga Raya		—	—	2,711	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		10,871	—	22	—
Zhangjiagang Pohang Refractories Co., Ltd.		—	—	46	861
Sebang Steel		—	—	6,960	—
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		43,572	—	—	—
DMSA/AMSA		—	—	12,746	—
South-East Asia Gas Pipeline Company Ltd.		—	19,448	—	—
Others		22,722	3,666	3,780	871

	~~W~~	269,048	23,161	50,196	4,855

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

2)	March 31, 2016

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
SeAH Changwon Integrated Special Steel	~~W~~	6,444	—	10,654	—
POSCO PLANTEC Co., Ltd.		3,042	—	41	1,143
New Songdo International City Development, LLC		48,412	—	—	8
SNNC		5,570	—	10,084	374
Posco e&c Songdo International Building		1,411	—	—	6,424
VSC POSCO Steel Corporation		8,379	—	452	—
USS-POSCO Industries		70,909	—	160	—
CSP - Compania Siderurgica do Pecem		87,990	—	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		15,664	—	19,116	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	—	10,264	—
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		3,149	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		7,195	—	15	—
Zhangjiagang Pohang Refractories Co., Ltd.		92	14	193	549
Sebang Steel		—	—	5,210	—
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		22,184	—	3,116	—
DMSA/AMSA		—	—	30,367	—
South-East Asia Gas Pipeline Company Ltd.		—	51,925	—	—
Others		164,031	2,279	5,896	147

	~~W~~	444,472	54,218	95,568	8,645

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

(d)	The related account balances of significant transactions between the Company, excluding the controlling company, and related companies as of March 31, 2017 and December 31, 2016 are as follows:

1)	March 31, 2017

(in millions of Won)	Receivables					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	1,320	—	6	1,326	620	7,936	8,556
New Songdo International City Development, LLC		314,495	—	5,725	320,220	—	7	7
Chuncheon Energy Co., Ltd.		22,396	—	—	22,396	—	2,010	2,010
VSC POSCO Steel Corporation		5,285	—	—	5,285	15	—	15
USS-POSCO Industries		3,923	—	45	3,968	185	—	185
Nickel Mining Company SAS		—	55,556	112	55,668	—	—	—
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.		58,893	55,805	1,525	116,223	—	868	868
CSP - Compania Siderurgica do Pecem		218,435	—	142,838	361,273	—	122,395	122,395
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		855	5,581	40	6,476	2,709	—	2,709
PT. Batutua Tembaga Raya		27	35,206	—	35,233	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		9,003	7,813	41	16,857	25	—	25
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		27,650	—	—	27,650	—	548	548
DMSA/AMSA		—	79,243	1,488	80,731	—	—	—
South-East Asia Gas Pipeline Company Ltd.		—	244,662	44	244,706	—	—	—
Others		141,057	138,615	11,493	291,165	4,634	29,318	33,952

	~~W~~	803,339	622,481	163,357	1,589,177	8,188	163,082	171,270

2)	December 31, 2016

(in millions of Won)	Receivables					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes receivable	Others	Total
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	4,709	—	6	4,715	2,718	8,521	11,239
New Songdo International City Development, LLC		255,822	—	5,725	261,547	—	—	—
Chuncheon Energy Co., Ltd.		12,142	—	—	12,142	—	3,171	3,171
VSC POSCO Steel Corporation		5,265	—	—	5,265	—	—	—
USS-POSCO Industries		583	—	—	583	75	—	75
Nickel Mining Company SAS		133	60,425	116	60,674	—	—	—
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.		62,814	60,425	1,643	124,882	—	875	875
CSP - Compania Siderurgica do Pecem		224,760	—	149,700	374,460	—	109,272	109,272
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		3,279	6,647	6	9,932	1,365	—	1,365
PT. Batutua Tembaga Raya		—	38,120	—	38,120	2,293	—	2,293
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		9,292	8,460	43	17,795	40	—	40
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		100,367	—	—	100,367	—	—	—
DMSA/AMSA		—	90,638	—	90,638	—	—	—
South-East Asia Gas Pipeline Company Ltd.		—	276,605	48	276,653	—	—	—
Others		184,402	142,812	6,593	333,807	4,615	750	5,365

	~~W~~	863,568	684,132	163,880	1,711,580	11,106	122,589	133,695

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

(e)	Significant financial transactions between the Company, excluding the controlling company, and related companies for the three-month period ended March 31, 2017 and the year ended December 31, 2016 were as follows:

1)	March 31, 2017

(in millions of Won)	Beginning		Lend	Collect	Others(*2)	Ending
Associates and joint ventures
METAPOLIS Co.,Ltd.	~~W~~	13,270	—	—	—	13,270
DMSA/AMSA(*1)		90,638	—	—	(11,395)	79,243
South-East Asia Gas Pipeline Company Ltd.		276,605	—	(11,396)	(20,547)	244,662
PT. Batutua Tembaga Raya		38,120	—	—	(2,914)	35,206
PT. Tanggamus Electric Power		3,606	—	—	(275)	3,331
PT. Wampu Electric Power		5,761	—	—	(441)	5,320
PT. POSMI Steel Indonesia		4,834	—	—	(370)	4,464
Nickel Mining Company SAS		60,425	—	—	(4,869)	55,556
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.		60,425	—	—	(4,620)	55,805
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		6,647	—	(577)	(489)	5,581
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		7,251	—	—	(554)	6,697
Hamparan Mulya		3,626	—	—	(278)	3,348
POS-SEAHSTEELWIRE (TIANJIN)CO.,Ltd		5,438	—	—	(416)	5,022
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		8,460	—	—	(647)	7,813
POS-SeaAH Steel Wire (Thailand) Co., Ltd.		7,251	—	—	(554)	6,697
AMCI (WA) PTY LTD		91,775	671	—	(1,980)	90,466

	~~W~~	684,132	671	(11,973)	(50,349)	622,481

(*1)	During the three-month period ended March 31, 2017, loans amounting to ~~W~~4,310 million have been converted to shares of DMSA/AMSA, and its amount is included in others.
(*2)	Includes adjustments of foreign currency translation differences and others.

2)	December 31, 2016

(in millions of Won)	Beginning		Lend	Collect	Others(*3)	Ending
Associates and jointventures
METAPOLIS Co.,Ltd.	~~W~~	26,000	—	(12,730)	—	13,270
Posco e&c Songdo International Building(*1)		—	298,865	—	(298,865)	—
DMSA/AMSA(*2)		99,854	11,774	—	(20,990)	90,638
South-East Asia Gas Pipeline Company Ltd.		283,954	27,087	(43,080)	8,644	276,605
PT. Batutua Tembaga Raya		36,830	—	—	1,290	38,120
PT. Tanggamus Electric Power		2,359	1,174	—	73	3,606
PT. Wampu Electric Power		4,454	1,169	—	138	5,761
PT. POSMI Steel Indonesia		4,688	—	—	146	4,834
Nickel Mining Company SAS		17,580	40,594	—	2,251	60,425
POSK(Pinghu) Steel Processing Center Co., Ltd.		5,743	5,683	(11,366)	(60)	—
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.		58,600	—	—	1,825	60,425
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		10,782	—	(4,471)	336	6,647
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		—	6,959	—	292	7,251
Hamparan Mulya		3,516	—	—	110	3,626
POS-SEAHSTEELWIRE (TIANJIN)CO.,Ltd		5,274	—	—	164	5,438
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		11,720	—	(3,480)	220	8,460
POS-SeAH Steel Wire (Thailand) Co., Ltd.		—	6,959	—	292	7,251
AMCI (WA) PTY LTD		85,168	4,665	—	1,942	91,775

	~~W~~	656,522	404,929	(75,127)	(302,192)	684,132

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

(*1)	During the year ended December 31, 2016, it was classified as a subsidiary from an associate.
(*2)	During the year ended December 31, 2016, loans amounting to W24,624 million have been converted to shares of DMSA/AMSA, and its amount is included in others.
(*3)	Includes adjustments of foreign currency translation differences and others.

(f)	For the three-month periods ended March 31, 2017 and 2016, details of compensation to key management officers were as follows:

(in millions of Won)	March 31, 2017		March 31, 2016
Short-term benefits	~~W~~	41,315	27,148
Long-term benefits		3,166	3,864
Retirement benefits		4,222	4,614

	~~W~~	48,703	35,626

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influences and responsibilities in the Company’s business and operations.

34.	Commitments and Contingencies

(a)	Details of guarantees

Contingent liabilities on outstanding guarantees provided by the Company as of March 31, 2017 are as follows:

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[The Company]
POSCO	POSCO Asia Co., Ltd.	National Australia Bank	USD	50,000,000	55,805	50,000,000	55,805
	POSCO ASSAN TST STEEL INDUSTRY	SMBC and others	USD	146,527,500	163,539	131,874,750	147,185
	POSCO COATED STEEL (THAILAND) CO., LTD.	The Great & CO Co.,Ltd.(SPC)	THB	5,501,000,000	178,067	5,501,000,000	178,067
	POSCO Maharashtra Steel Private Limited	Export-Import Bank of Korea and others	USD	649,853,000	725,300	422,832,300	471,923
	POSCO MEXICO S.A. DE C.V.	KDB Bank and others	USD	344,725,000	384,748	234,725,000	261,976
	POSCO SS VINA CO., LTD.	Export-Import Bank of Korea and others	USD	354,351,050	395,491	344,413,094	384,400
	POSCO VST CO., LTD.	ANZ and others	USD	65,000,000	72,547	24,375,000	27,205
	POSCO-VIETNAM Co., Ltd.	Export-Import Bank of Korea	USD	196,000,000	218,756	196,000,000	218,756
	PT. KRAKATAU POSCO	Export-Import Bank of Korea and others	USD	1,350,300,000	1,507,071	1,210,963,477	1,351,558
	Zhangjiagang Pohang Stainless Steel Co., Ltd.	KDB Bank and others	CNY	1,084,955,000	176,055	1,084,955,000	176,055
POSCO DAEWOO CORPORATION	Daewoo Power PNG Ltd.	Export-Import Bank of Korea	USD	54,400,000	60,716	45,000,000	50,225
	POSCO ASSAN TST STEEL INDUSTRY	ING and others	USD	14,652,750	16,354	14,652,750	16,354
	POSCO DAEWOO INDIA PVT., LTD.	Shinhan Bank and others	USD	230,000,000	256,703	197,476,979	220,404
	PT. Bio Inti Agrindo	Export-Import Bank of Korea and others	USD	130,125,000	145,233	103,625,000	115,656
	Daewoo Textile LLC	Export-Import Bank of Korea	USD	8,000,000	8,929	8,000,000	8,929
	Pos-Sea Pte Ltd	Woori Bank	USD	10,000,000	11,161	6,500,000	7,255
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Woori Bank and others	USD	138,000,000	154,022	138,000,000	154,022
	POSCO E&C Vietnam Co., Ltd.	Export-Import Bank of Korea	USD	16,500,000	18,416	16,500,000	18,416

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
	POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.	HSBC	USD	100,000,000	111,610	100,000,000	111,610
	POSCO ENGINEERING (THAILAND) CO., LTD.	POSCO Asia Co., Ltd.	USD	39,451,000	44,031	39,451,000	44,031
	PT PEN INDONESIA	POSCO Asia Co., Ltd.	USD	5,000,000	5,581	5,000,000	5,581
	PT.POSCO E&C INDONESIA	BNP Indonesia	IDR	79,000,000,000	6,620	79,000,000,000	6,620
POSCO ICT	PT.POSCO ICT INDONESIA	POSCO Asia Co., Ltd.	USD	1,800,000	2,009	1,800,000	2,009
POSCO M-TECH	PT.POSCO MTECH INDONESIA	POSCO Asia Co., Ltd.	USD	12,500,000	13,951	12,500,000	13,951
POSCO CHEMTECH	PT.Krakatau Posco Chemtech Calcination	KEB Bank	USD	33,600,000	37,501	23,529,412	26,261
POSCO-Japan Co., Ltd.	POSCO-Japan PC Co., Ltd.	Higo Bank and others	JPY	593,200,000	5,923	593,200,000	5,923
POSCO COATED & COLOR STEEL Co., Ltd.	Myanmar POSCO C&C Company, Limited.	POSCO Asia Co., Ltd. and others	USD	13,986,947	15,611	13,986,947	15,611
POSCO Energy CO., LTD	PT. Krakatau Posco Energy	Export-Import Bank of Korea and others	USD	193,900,000	216,412	153,560,430	171,389
[Associates and joint ventures]
POSCO	CSP - Compania Siderurgica do Pecem	Export-Import Bank of Korea and others	USD	420,000,000	468,760	420,000,000	468,760
		BNDES	BRL	464,060,000	164,486	464,060,000	164,486
	LLP POSUK Titanium	Kookmin Bank	USD	15,000,000	16,742	15,000,000	16,742
POSCO DAEWOO CORPORATION	GLOBAL KOMSCO Daewoo LLC	ICBC and others	USD	9,012,500	10,059	8,225,000	9,180
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	New Songdo International City Development, LLC	Others	KRW	340,000	340,000	312,500	312,500
POSCO ICT	Incheon-Gimpo Expressway Co, Ltd.	KDB Bank	KRW	100,000	100,000	100,000	100,000
	UITrans LRT Co., Ltd.	Kookmin Bank	KRW	76,000	76,000	76,000	76,000
POSCO CHEMTECH	KRAKATAU POS-CHEM DONG-SUH CHEMICAL	KEB Bank	USD	1,140,000	1,272	1,140,000	1,272
	PT.INDONESIA POS CHEMTECH CHOSUN Ref	KEB Bank	USD	3,900,000	4,353	3,900,000	4,353
[Others]
POSCO DAEWOO CORPORATION	Ambatovy Project Investments Ltd. and others	Export-Import Bank of Korea	USD	87,272,727	97,405	44,188,348	49,319
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	Ecocity CO.,LTD and others	Others	KRW	862,800	862,800	316,056	316,056
	THE GALE INVESTMENTS COMPANY, L.L.C.	Woori Bank	USD	50,000,000	55,805	50,000,000	55,805
POSCO ICT	Hyochun CO., LTD	Daegu Bank and others	KRW	39,575	39,575	39,575	39,575
	SMS Energy and others	Hana Bank and others	KRW	123,880	123,880	99,267	99,267
	BLT Enterprise and others	Kyobo Life Insurance Co.,Ltd and others	KRW	1,163,585	1,163,585	1,163,585	1,163,585
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government)	Woori Bank and others	AUD	8,331,416	7,110	8,331,416	7,110

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
POSCO(Suzhou) Automotive Processing Center Co.,Ltd.	POS INFRA AUTO	KDB Bank	USD	405,000	452	405,000	452

			USD	4,745,402,474	5,296,345	4,037,624,487	4,506,395
			KRW	2,705,840	2,705,840	2,106,983	2,106,983
			CNY	1,084,955,000	176,055	1,084,955,000	176,055
			IDR	79,000,000,000	6,620	79,000,000,000	6,620
			THB	5,501,000,000	178,067	5,501,000,000	178,067
			JPY	593,200,000	5,923	593,200,000	5,923
			AUD	8,331,416	7,110	8,331,416	7,110
			BRL	464,060,000	164,486	464,060,000	164,486
			USD	4,745,402,474	5,296,345	4,037,624,487	4,506,395
			KRW	2,705,840	2,705,840	2,106,983	2,106,983
			CNY	1,084,955,000	176,055	1,084,955,000	176,055

(b)	POSCO ENGINEERING & CONSTRUCTION CO., LTD. has provided the completion guarantees for Samsung C&T Corporation amounting to ~~W~~605,508 million while Samsung C&T Corporation has provided the construction guarantees or payment guarantees on customers’ borrowings on behalf of POSCO ENGINEERING & CONSTRUCTION CO., LTD. amounting to ~~W~~316,312 million as of March 31, 2017.

(c)	Other commitments

Details of other commitments of the Company as of March 31, 2017 are as follows:

POSCO	POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of March 31, 2017, 137 million tons of iron ore and 21 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

As of March 31, 2017, POSCO entered into a commitment for long-term foreign currency borrowings, which enables the Company to borrow up to the amount of USD 6.49 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chenavard. The repayment of the borrowings depends on the success of the projects. POSCO is not liable for the repayment of full or part of the amount borrowed if the respective projects fail. POSCO has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of March 31, 2017, the ending balance of the borrowing amounts to USD 4.09 million.

POSCO has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to POSCO ENERGY Co., Ltd. under construction of new power plant.

POSCO ENGINEERING & CONSTRUCTION CO., LTD.

As of March 31, 2017, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has comprehensive loan agreements of up to ~~W~~160.1 billion and USD 169 million with Woori Bank. Also, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has bank overdraft agreements of up to ~~W~~10 billion with Woori Bank. Comprehensive loan agreements include bank overdraft up to ~~W~~10 billion of loan on checking account during the day with Woori Bank.

POSCO ICT	As of March 31, 2017, in relation to contract enforcement, POSCO ICT was provided with ~~W~~137,960 million and ~~W~~41,092 million guaranties from Korea Software Financial Cooperative and Seoul Guarantee Insurance, respectively.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

(d)	Litigation in progress

The Company is involved in 296 lawsuits and claims for alleged damages aggregating to ~~W~~873.4 billion as defendant as of March 31, 2017, which arise from the ordinary course of business. The Company has recognized provisions amounting to ~~W~~29.8 billion for 83 lawsuits based on its reliable estimate of outflow of resources. However, the Company has not recognized any provisions for other 213 lawsuits and claims since the Company believes that it does not have a present obligation as of March 31, 2017.

(e)	Other contingencies

POSCO	POSCO has provided two blank checks to Korea Resources Corporation as collateral for long-term domestic borrowings, and has provided three blank promissory notes and three blank checks to Korea National Oil Corporation as collateral for long-term foreign currency borrowings.

POSCO DAEWOO CORPORATION	As of March 31, 2017, Daewoo International Corporation has provided thirty-five blank promissory notes and sixteen blank checks to Korea National Oil Corporation as collateral for the guarantee on performance for contracts and others.

POSCO ENGINEERING & CONSTRUCTION Co., LTD.	As of March 31, 2017, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has provided thirty-six blank checks and eight blank promissory notes as collateral for agreements and outstanding loans.

POSCO ICT	As of March 31, 2017, POSCO ICT has provided two blank promissory notes and eight blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

35.	Cash Flows from Operating Activities

Adjustments for operating cash flows for the three-month periods ended March 31, 2017 and 2016 were as follows:

(in millions of Won)	March 31, 2017		March 31, 2016
Trade accounts and notes receivable	~~W~~	(283,623)	359,908
Other receivables		32,252	77,888
Inventories		(551,524)	310,155
Other current assets		(95,480)	(172,168)
Other non-current assets		(16,275)	(11,478)
Trade accounts and notes payable		(492,544)	(214,364)
Other payables		69,987	(51,392)
Other current liabilities		85,004	134,613
Provisions		(35,972)	(34,405)
Payment of severance benefits		(74,643)	(66,256)
Plan assets		61,267	28,836
Other non-current liabilities		(4,565)	8,201

	~~W~~	(1,306,116)	369,538

36.	Operating Segments

The Company’s operating businesses are organized based on the nature of markets and customers. The Company has four reportable operating segments - steel, construction, trading and others. The steel segment includes production of steel products and revenue of such products. The construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. The trading segment consists of exporting and importing a wide range of steel products and raw materials that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. Other segments include power generation, liquefied natural gas production, network and system integration and logistics. The policies of classification and measurement on operating segments were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2016.

Segment assets, liabilities and profit (loss) are generally measured based on separate financial statements in accordance with K-IFRS of the subsidiaries that constitute reportable operating segments.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

(a)	Information about reportable segments for the three-month periods ended March 31, 2017 and 2016 was as follows:

1)	For the three-month period ended March 31, 2017

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	~~W~~	7,647,867	5,051,176	1,663,701	714,440	15,077,184
Internal revenues		4,611,671	3,227,688	73,272	607,400	8,520,031
Inter segment revenue		2,811,699	1,829,743	53,792	583,854	5,279,088
Total revenues		12,259,538	8,278,864	1,736,973	1,321,840	23,597,215
Segment profits		1,008,743	78,258	91,131	113,004	1,291,136

2)	For the three-month period ended March 31, 2016

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	~~W~~	6,234,549	3,972,721	1,590,756	663,173	12,461,199
Internal revenues		3,817,101	2,174,805	200,557	587,556	6,780,019
Inter segment revenue		2,201,202	1,196,420	174,749	561,013	4,133,384
Total revenues		10,051,650	6,147,526	1,791,313	1,250,729	19,241,218
Segment profits (loss)		314,451	95,971	(37,502)	18,720	391,640

(b)	Reconciliations of total segment profit or loss, to their respective consolidated financial statement line items for the three-month periods ended March 31, 2017 and 2016 were as follows:

(in millions of Won)	March 31, 2017		March 31, 2016
Total profit for reportable segments	~~W~~	1,291,136	391,640
Corporate fair value adjustments		(21,223)	(21,212)
Elimination of inter-segment profits		(293,025)	(32,062)
Income tax expense		348,503	206,528

Profit before income tax expense	~~W~~	1,325,391	544,894

POSCO

Condensed Separate Interim Financial Statements

(Unaudited)

March 31, 2017

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of POSCO (the “Company”), which comprise the condensed separate interim statement of financial position as of March 31, 2017, the condensed separate interim statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2017 and 2016, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed separate interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on the condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

1

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

The separate statement of financial position of the Company as of December 31, 2016, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 2, 2017, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2016, presented for comparative purposes, is consistent, in all material respect, with the audited separate financial statements from which it has been derived.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

May 15, 2017

This report is effective as of May 15, 2017, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

POSCO

Condensed Separate Interim Statements of Financial Position

As of March 31, 2017 and December 31, 2016

(Unaudited)

(in millions of Won)	Notes	March 31, 2017		December 31, 2016
Assets

Cash and cash equivalents	20	~~W~~	362,747	120,529
Trade accounts and notes receivable, net	4,14,20,31		3,412,438	3,216,209
Other receivables, net	5,20,31		276,331	246,061
Other short-term financial assets	6,20		3,945,259	4,130,963
Inventories	7,28		4,264,618	3,995,291
Assets held for sale	8		392	764
Other current assets	13		60,775	22,859

Total current assets			12,322,560	11,732,676

Long-term trade accounts and notes receivable, net	4,20		11,700	14,040
Other receivables, net	5,20		81,755	87,669
Other long-term financial assets	6,20		2,117,739	2,145,570
Investments in subsidiaries, associates and joint ventures	9		15,263,100	15,031,385
Investment property, net	10		85,102	86,296
Property, plant and equipment, net	11		22,019,758	22,257,409
Intangible assets, net	12		545,202	508,890
Defined benefit asstes, net	18		62,165	81,621
Other non-current assets	13		105,786	110,197

Total non-current assets			40,292,307	40,323,077

Total assets		~~W~~	52,614,867	52,055,753

See accompanying notes to the condensed separate interim financial statements.

3

POSCO

Condensed Separate Interim Statements of Financial Position, Continued

As of March 31, 2017 and December 31, 2016

(Unaudited)

(in millions of Won)	Notes	March 31, 2017		December 31, 2016
Liabilities
Trade accounts and notes payable	20,31	~~W~~	819,632	1,082,927
Short-term borrowings and current installments of long-term borrowings	4,14,20		352,001	364,840
Other payables	15,20,31		1,319,128	866,074
Other short-term financial liabilities	16,20		15,132	16,508
Current income tax liabilities			366,779	315,530
Provisions	17		13,346	14,154
Other current liabilities	19		62,185	37,219

Total current liabilities			2,948,203	2,697,252

Long-term borrowings, excluding current installments	14,20		3,625,874	3,778,014
Other payables	15,20		85,205	117,310
Other long-term financial liabilities	16,20		96,928	72,742
Deferred tax liabilities			1,080,153	1,015,966
Long-term provisions	17,32		27,428	29,506
Other non-current liabilities	19		15,202	15,516

Total non-current liabilities			4,930,790	5,029,054

Total liabilities			7,878,993	7,726,306

Equity
Share capital	21		482,403	482,403
Capital surplus	21		1,156,304	1,156,303
Hybrid bonds	22		996,919	996,919
Reserves	23		324,267	284,240
Treasury shares	24		(1,533,462)	(1,533,468)
Retained earnings			43,309,443	42,943,050

Total equity			44,735,874	44,329,447

Total liabilities and equity		~~W~~	52,614,867	52,055,753

See accompanying notes to the condensed separate interim financial statements.

4

POSCO

Condensed Separate Interim Statements of Comprehensive Income

For the three-month periods ended March 31, 2017 and 2016

(Unaudited)

(in millions of Won, except per share information)	Notes	March 31, 2017		March 31, 2016
Revenue	31	~~W~~	7,067,446	5,767,132
Cost of sales	7,28,31		(5,843,438)	(4,765,402)

Gross profit			1,224,008	1,001,730
Selling and administrative expenses	25,28,31
Administrative expenses			(216,252)	(195,850)
Selling expenses			(212,329)	(223,766)

Operating profit			795,427	582,114

Finance income and costs	20,26
Finance income			342,514	282,959
Finance costs			(263,365)	(242,184)

Other non-operating income and expenses	27,31
Other non-operating income			243,934	18,447
Other non-operating expenses	28		(47,850)	(80,032)

Profit before income tax			1,070,660	561,304
Income tax expense	29		(231,023)	(115,393)

Profit			839,637	445,911
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans, net of tax	18		(2,148)	4,128
Items that are or may be reclassified subsequently to profit or loss:
Net changes in unrealized fair value of available-for-sale investments, net of tax	6,20,23		40,027	(3,581)

Total comprehensive income		~~W~~	877,516	446,458

Basic and diluted earnings per share (in Won)	30		10,391	5,469

See accompanying notes to the condensed separate interim financial statements.

5

POSCO

Condensed Separate Interim Statements of Changes in Equity

For the three-month periods ended March 31, 2017 and 2016

(Unaudited)

(in millions of Won)	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Total
Balance as of January 1, 2016	~~W~~	482,403	1,247,581	996,919	(30,018)	(1,533,898)	41,862,570	43,025,557
Comprehensive income:
Profit		—	—	—	—	—	445,911	445,911
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	4,128	4,128
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	—	(3,581)	—	—	(3,581)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(479,974)	(479,974)
Business combination		—	(77,487)	—	—	—	—	(77,487)
Interest of hybrid bonds		—	—	—	—	—	(11,082)	(11,082)
Disposal of treasury shares		—	(4)	—	—	23	—	19

Balance as of March 31, 2016	~~W~~	482,403	1,170,090	996,919	(33,599)	(1,533,875)	41,821,553	42,903,491

Balance as of January 1, 2017	~~W~~	482,403	1,156,303	996,919	284,240	(1,533,468)	42,943,050	44,329,447
Comprehensive income:
Profit		—	—	—	—	—	839,637	839,637
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(2,148)	(2,148)
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	—	40,027	—	—	40,027
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(459,987)	(459,987)
Interest of hybrid bonds		—	—	—	—	—	(11,109)	(11,109)
Disposal of treasury shares		—	1	—	—	6	—	7

Balance as of March 31, 2017	~~W~~	482,403	1,156,304	996,919	324,267	(1,533,462)	43,309,443	44,735,874

See accompanying notes to the condensed separate interim financial statements.

6

POSCO

Condensed Separate Interim Statements of Cash Flows

For the three-month periods ended March 31, 2017 and 2016

(Unaudited)

(in millions of Won)	Notes	March 31, 2017		March 31, 2016
Cash flows from operating activities
Profit		~~W~~	839,637	445,911
Adjustments for :
Costs for defined benefit plans			26,455	28,027
Depreciation			518,197	505,996
Amortization			21,295	18,339
Finance income			(274,056)	(203,309)
Finance costs			198,551	183,379
Loss on valuation of inventories			3,595	13,250
Gain on disposal of property, plant and equipment			(4,543)	(10,593)
Loss on disposal of property, plant and equipment			23,359	24,485
Impairment loss on property, plant and equipment			5,562	—
Gain on disposal of intangible assets			(6,496)	—
Impairment loss on investment in subsidiaries, associates and joint ventures			—	34,426
Gain on reversal of impairment loss on investment in subsidiaries, associates and joint ventures			(225,860)	—
Income tax expense			231,023	115,393
Others			(421)	2,977

Changes in operating assets and liabilities	33		(751,962)	461,157

Interest received			18,342	26,221
Interest paid			(14,126)	(38,705)
Dividends received			17,535	6,194
Income taxes paid			(127,681)	(75,458)

Net cash provided by operating activities		~~W~~	498,406	1,537,690

See accompanying notes to the condensed separate interim financial statements.

7

POSCO

Condensed Separate Interim Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2017 and 2016

(Unaudited)

(in millions of Won)	Notes	March 31, 2017		March 31, 2016
Cash flows from investing activities
Proceeds from disposal of short-term financial instruments		~~W~~	4,214,447	4,647,219
Proceeds from disposal of long-term financial instruments			1	—
Proceeds from disposal of available-for-sale investments			7,425	725
Proceeds from disposal of intangible assets			6,498	1,011
Proceeds from disposal of assets held for sale			450	—
Proceeds from business combination			—	316
Acquisition of short-term financial investments			(4,028,743)	(4,789,506)
Acquisition of available-for-sale investments			(3,300)	(7,513)
Acquisition of investment in subsidiaries, associates and joint ventures			(6,285)	(49,165)
Acquisition of property, plant and equipment			(369,505)	(407,904)
Payment for disposal of property, plant and equipment			(12,932)	(3,933)
Acquisition of intangible assets			(35,777)	(1,778)

Net cash used in investing activities		~~W~~	(227,721)	(610,528)

Cash flows from financing activities
Proceeds from borrowings			56,050	77,949
Increase in long-term financial liabilities			608	1,513
Repayment of borrowings			(71,752)	(918,124)
Decrease in long-term financial liabilities			(2,671)	(1,473)
Payment of cash dividends			(10)	(20)
Payment of interest of hybrid bonds			(10,751)	(10,870)

Net cash used in financing activities		~~W~~	(28,526)	(851,025)

Changes in cash due to foreign currency translation			59	(20,811)
Net increase in cash and cash equivalents			242,218	55,326
Cash and cash equivalents
Cash and cash equivalents at beginning of the period			120,529	1,634,106

Cash and cash equivalents at end of the period		~~W~~	362,747	1,689,432

See accompanying notes to the condensed separate interim financial statements.

8

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of March 31, 2017

(Unaudited)

1. Reporting Entity

POSCO (the “Company”) is the largest steel producer in Korea which was incorporated on April 1, 1968, to manufacture and sell steel rolled products and plates in the domestic and overseas markets.

The shares of the Company have been listed on the Korea Exchange since 1988. The Company owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea, and it also operates internationally through seven of its overseas liaison offices.

As of March 31, 2017, the shares of the Company are listed on the Korea Exchange, while its depository receipts are listed on the New York Stock Exchange.

2. Statement of Compliance

Statement of compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Corporations.

These condensed separate interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual separate financial statements as of and for the year ended December 31, 2016. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements in accordance with K-IFRS No. 1027 “Separate Financial Statements” presented by a parent, an investor in a subsidiary, an associate or a venture in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the condensed interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

9

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the separate financial statements as of and for the year ended December 31, 2016.

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

• Level 1 –	unadjusted quoted prices in active markets for identical assets or liabilities.

• Level 2 –	inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

• Level 3 –	inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about the assumptions made in measuring fair value is included in note 20.

10

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2016.

Changes in Accounting Policies

The Company has applied the following amendments to standards for the first time for their interim reporting period beginning on January 1, 2017. The Company will apply the accounting policies set out below for their annual reporting period ending December 31, 2017.

(a)	Amendments to K-IFRS No. 1007 “Statement of Cash Flows”

For the year beginning on January 1, 2017, the Company applied the amendments to K-IFRS No. 1007 “Statement of Cash Flows”. K-IFRS No. 1007 requires liabilities related to the cash flows that were classified as a financing activity in the statement of cash flows or will be classified as a financing activity in the future should be disclosed as follows:

•	Fluctuations in financing cash flows

•	Changes in the acquisition or loss of control of a subsidiary or other business

•	Exchange rate effect

•	Fair value changes

•	Other changes

K-IFRS No. 1007 does not require the disclosure of comparative information of prior period, and the Company will disclose the related disclosures in its annual financial statements for the year ending December 31, 2017.

(b)	Amendments to K-IFRS No. 1012 “Income Taxes”

For the year beginning on January 1, 2017, the Company applied the amendments to K-IFRS No. 1012 “Income Taxes”. In accordance with K-IFRS No. 1012, in the case of debt instruments measured at fair value, deferred tax accounting treatment is clarified. The difference between the carrying amount and taxable base amount of the debt liabilities is considered as temporary differences, regardless of the expected recovery method. When reviewing the recoverability of deferred tax assets, the estimated of probable future taxable income may include the recovery of some of the Company’s assets for more than their carrying amount if there is sufficient evidence that it is probable that the Company will recover the asset for more than its carrying amount. In addition, the estimated of probable future taxable income are determined as the amount before considering the deductible effect from reversal of the deductible temporary differences.

11

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

The Company believes that the effect of the amendments to the separate financial statements is not significant. Therefore, the Company has not retrospectively applied the amendments in accordance with the transitional requirements.

New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published but are not mandatory for the Company for annual periods beginning on January 1, 2017, and the Company has not early adopted them.

(a)	K-IFRS No. 1109 “Financial Instruments”

K-IFRS No. 1109 “Financial Instruments”, published on September 25, 2015, is effective for annual period beginning on or after January 1, 2018, with earlier adoption permitted. It replaces existing guidance in K-IFRS No. 1039 “Financial Instruments: Recognition and Measurement”. The Company plans to adopt K-IFRS No. 1109 for the year beginning on January 1, 2018.

K-IFRS No. 1109 will generally be applied retrospectively, however the Company plans to take advantage of the exemption allowing it not to restate the comparative information for prior periods with respect to classification and measurement including impairment changes. New hedge accounting requirements will generally be applied prospectively except for certain exemptions including the accounting for the time value of options.

Key features of the new standard, K-IFRS No. 1109, are 1) classification and measurement of financial assets that reflects the business model in which the assets are managed and their cash flow characteristics, 2) impairment methodology that reflects ‘expected credit loss’ (ECL) model for financial assets, and 3) expanded scope of hedged items and hedging instruments which qualify for hedge accounting and changes in assessment method for effect of hedging relationships.

The Company has initiated procedures to prepare for changes related to K-IFRS No. 1109, and the Company is preparing analysis of the impact on the financial statements resulting from the application of K-IFRS No. 1109. The Company will complete the analysis of financial impacts arising from applying this standard in 2017.

12

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

(b)	K-IFRS No. 1115 “Revenue from Contracts with Customers”

K-IFRS No. 1115 “Revenue from Contracts with Customers”, published on November 6, 2015, is effective for annual period beginning on or after January 1, 2018, with earlier adoption permitted. It replaces existing revenue recognition guidance, including K-IFRS No. 1018 “Revenue”, K-IFRS No. 1011 “Construction Contracts”, K-IFRS No. 2031 “Revenue-Barter transactions involving advertising services”, K-IFRS No. 2113 “Customer Loyalty Programs”, K-IFRS No. 2115 “Agreements for the construction of real estate”, and K-IFRS No. 2118 “Transfers of assets from customers”. The Company shall apply this standard using one of the following two methods; (a) retrospectively to each prior reporting period presented in accordance with K-IFRS No. 1008 “Accounting Policies, Changes in Accounting Estimates and Errors” but using the practical expedients for completed contracts- i.e. completed contracts for the earliest prior period presented are not restated; or (b) retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. The Company plans to adopt K-IFRS No. 1115 in its separate financial statements for the year ending December 31, 2018, however the Company has not determined the transition method.

Existing K-IFRS standards and interpretations including K-IFRS No. 1018 provide revenue recognition guidance by transaction types such as sales of goods, rendering of services, interest income, royalty income, dividend income and construction revenue; however, under the new standard, K-IFRS No. 1115, the five-step approach (Step 1: Identify the contract(s) with a customer, Step 2: Identify the performance obligations in the contract, Step 3: Determine the transaction price, Step 4: Allocate the transaction price to the performance obligations in the contract, Step 5: Recognize revenue when the entity satisfied a performance obligation) is applied for all types of contracts or agreements.

The Company has initiated procedures to prepare for changes related to K-IFRS No. 1115, and the Company is preparing analysis of the impact on the financial statements resulting from the application of K-IFRS No. 1115. The Company will complete the analysis of financial impacts arising from applying this standard in 2017.

13

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of March 31, 2017 and December 31, 2016 are as follows:

(in millions of Won)	March 31, 2017		December 31, 2016
Current
Trade accounts and notes receivable	~~W~~	3,427,629	3,231,461
Less: Allowance for doubtful accounts		(15,191)	(15,252)

	~~W~~	3,412,438	3,216,209

Non-current
Trade accounts and notes receivable	~~W~~	17,677	21,671
Less: Present value discount		(5,710)	(7,364)
Less: Allowance for doubtful accounts		(267)	(267)

	~~W~~	11,700	14,040

Trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ~~W~~40,550 million and ~~W~~31,370 million as of March 31, 2017 and December 31, 2016, respectively. The fair value of trade accounts and notes receivable approximates the carrying amounts and recognized as short-term borrowings from financial institutions (Note 14).

5. Other Receivables

Other receivables as of March 31, 2017 and December 31, 2016 are as follows:

(in millions of Won)	March 31, 2017		December 31, 2016
Current
Other accounts receivable	~~W~~	260,419	231,535
Others		21,612	20,235
Less: Allowance for doubtful accounts		(5,700)	(5,709)

	~~W~~	276,331	246,061

Non-current
Long-term loans	~~W~~	22,044	23,183
Long-term other accounts receivable		56,953	61,728
Others		2,758	2,758

	~~W~~	81,755	87,669

14

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

6. Other Financial Assets

(a)	Other financial assets as of March 31, 2017 and December 31, 2016 are as follows:

(in millions of Won)	March 31, 2017		December 31, 2016
Current
Short-term financial assets(*1)	~~W~~	3,936,363	4,124,150
Cash deposits(*2)		8,896	6,813

	~~W~~	3,945,259	4,130,963

Non-current
Long-term derivative assets	~~W~~	5,988	80,959
Available-for-sale securities (equity instruments)		2,102,081	2,058,240
Available-for-sale securities (others)		9,638	6,338
Cash deposits(*3)		32	33

	~~W~~	2,117,739	2,145,570

(*1)	Short-term financial instruments amounting to ~~W~~1,384 million are levied in relation to pending litigations as of December 31, 2016.
(*2)	Deposits amounting to ~~W~~8,896 million and ~~W~~6,813 million as of March 31, 2017 and December 31, 2016, respectively, are restricted in relation to government assigned project.
(*3)	The Company is required to provide deposits to maintain checking accounts and accordingly the withdrawal of these deposits is restricted.

(b)	Available-for-sale equity securities as of March 31, 2017 and December 31, 2016 are as follows:

(in millions of Won)	March 31, 2017								December 31, 2016
	Number of shares	Ownership (%)	Acquisition cost		Fair value	Net changes in fair value of available-for- sale investments	Accumulated impairment loss	Book value	Book value
Marketable equity securities
Nippon Steel & Sumitomo Metal Corporation	23,835,200	2.51	~~W~~	719,622	610,468	82,101	(191,255)	610,468	644,257
KB Financial group Inc.	11,590,550	2.77		536,517	567,937	198,778	(167,358)	567,937	496,076
Woori Bank	20,280,000	3.00		244,447	263,640	19,193	—	263,640	267,787
Hyundai Heavy Industries Co., Ltd.	1,477,000	1.94		343,506	243,705	114,024	(213,825)	243,705	214,904
DONGKUK STEEL MILL CO., LTD	1,786,827	1.87		10,470	22,871	12,401	—	22,871	19,744
SAMWONSTEEL Co., Ltd.	5,700,000	14.25		8,930	20,805	18,278	(6,403)	20,805	20,064
DONGKUK INDUSTRIES COMPANY	2,611,989	4.82		11,910	12,694	784	—	12,694	19,355
Others (10 companies)(*1)				106,639	70,576	24,077	(60,140)	70,576	74,526

				1,982,041	1,812,696	469,636	(638,981)	1,812,696	1,756,713

Non-marketable equity securities
Congonhas Minerios S.A.(*2)	3,658,394	2.02		221,535	179,588	(41,947)	—	179,588	190,884
Poongsan Special Metal(*3)	315,790	5.00		7,657	7,657	—	—	7,657	7,657
Core-Industry Co., Ltd.(*3)	21,000	4.99		4,599	4,599	—	—	4,599	4,599
AJUSTEEL CO., LTD(*3)	490,000	19.84		4,214	4,214	—	—	4,214	4,214
HANKUM CO., LTD(*3)	17,000	4.36		4,165	4,165	—	—	4,165	4,165
Others (38 companies)(*3)				233,351	89,162	104	(144,293)	89,162	90,008

				475,521	289,385	(41,843)	(144,293)	289,385	301,527

			~~W~~	2,457,562	2,102,081	427,793	(783,274)	2,102,081	2,058,240

(*1)	The Company has recognized ~~W~~720 million of impairment loss on security of Steel Flower Co., Ltd., due to prolonged decline in the fair value of the security during the period ended March 31, 2017.
(*2)	Fair value is based on an analysis performed by an external professional evaluation agency.

15

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

(*3)	Non-marketable equity securities whose fair values cannot be reliably measured are recorded at cost.

7. Inventories

Inventories as of March 31, 2017 and December 31, 2016 are as follows:

(in millions of Won)	March 31, 2017		December 31, 2016
Finished goods	~~W~~	724,135	696,192
Semi-finished goods		1,180,901	1,092,864
By-products		4,651	4,303
Raw materials		1,072,336	814,993
Fuel and materials		557,762	535,036
Materials-in-transit		727,943	863,226
Others		485	520

		4,268,213	4,007,134
Less: Allowance for inventories valuation		(3,595)	(11,843)

	~~W~~	4,264,618	3,995,291

The amount of loss valuation on inventories recognized within cost of sales during the three-month period ended March 31, 2017 and the year ended December 31, 2016 were ~~W~~3,595 million and ~~W~~11,843 million, respectively.

8. Assets Held for Sale

Assets held for sale as of March 31, 2017 and December 31, 2016 are as follows:

(in millions of Won)	March 31, 2017		December 31, 2016
Property, plant and equipment	~~W~~	392	764

16

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

9. Investments in Subsidiaries, Associates and Joint ventures

(a)	Details of subsidiaries and carrying values as of March 31, 2017 and December 31, 2016 are as follows:

(in millions of Won)			March 31, 2017			December 31, 2016
	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
POSCO DAEWOO Corporation(*1)	Korea	Trading	62.90	~~W~~	3,610,164	3,371,481
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	Korea	Engineering and construction	52.80		1,014,314	1,014,314
POSCO ENERGY CO., LTD.	Korea	Power generation	89.02		658,176	658,176
POSCO Processing&Service(*1)	Korea	Steel sales and trading	93.95		385,995	624,678
POSCO COATED & COLOR STEEL Co., Ltd.	Korea	Coated steel manufacturing and sales	56.87		108,421	108,421
POSCO Venture Capital Co., Ltd.	Korea	Investment in venture companies	95.00		103,780	103,780
POSCO CHEMTECH	Korea	Refractory manufacturing and sales	60.00		100,535	100,535
POSCO ES MATERIALS CO., LTD.	Korea	Secondary battery active material manufacturing and sales	75.32		83,309	83,000
POSMATE	Korea	Business facility maintenance	57.25		73,374	73,374
POSCO ICT	Korea	Computer hardware and software distribution	65.38		70,990	70,990
POSCO M-TECH(*2)	Korea	Packing materials manufacturing and sales	48.85		53,651	53,651
POSCO Family Strategy Fund	Korea	Investment in venture companies	69.91		45,273	45,273
Busan E&E Co,. Ltd.(*3)	Korea	Municipal solid waste fuel and power generation	70.00		30,148	30,148
Others (9 companies)					159,755	159,755

					6,497,885	6,497,576

[Foreign]
PT. KRAKATAU POSCO	Indonesia	Steel manufacturing and sales	70.00		813,431	813,431
POSCO WA PTY LTD	Australia	Iron ore sales and mine development	100.00		627,763	626,996
POSCO Maharashtra Steel Private Limited(*5)	India	Steel manufacturing and sales	100.00		722,569	665,450
POSCO AUSTRALIA PTY LTD	Australia	Iron ore sales and mine development	100.00		330,623	330,623
Zhangjiagang Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing and sales	58.60		283,845	283,845
POSCO Thainox Public Company Limited(*4)	Thailand	Stainless steel manufacturing and sales	84.93		472,846	246,986
POSCO SS VINA Co., Ltd.	Vietnam	Steel manufacturing and sales	100.00		241,426	241,426
POSCO-China Holding Corp.	China	Investment management	100.00		240,430	240,430
POSCO-India Private Limited	India	Steel manufacturing and sales	99.99		184,815	184,815
POSCO MEXICO S.A. DE C.V.	Mexico	Plate steel manufacturing and sales	84.84		180,072	180,072
POSCO America Corporation	USA	Steel trading	99.45		192,156	192,156
POSCO-VIETNAM Co., Ltd.	Vietnam	Steel manufacturing and sales	100.00		160,572	160,572
POSCO VST CO., LTD.	Vietnam	Stainless steel manufacturing and sales	95.65		144,573	144,573
POSCO(Guangdong) Automotive Steel Co., Ltd.	China	Plate steel manufacturing and sales	83.64		130,751	130,751
POSCO COATED STEEL (THAILAND) CO., LTD.	Thailand	Plate steel manufacturing and sales	100.00		121,592	121,592
POSCO Asia Co., Ltd.	Hong Kong	Steel and raw material trading	100.00		117,710	117,710
POSCO ASSAN TST STEEL INDUSTRY	Turkey	Steel manufacturing and sales	60.00		92,800	92,800
POSCO JAPAN Co., Ltd.	Japan	Steel trading	100.00		68,436	68,436
Qingdao Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing	70.00		65,982	65,982
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	China	Steel manufacturing and sales	90.00		62,494	62,494
POSCO Electrical Steel India Private Limited(*5)	India	Electrical steel processing and sales	—		—	57,119
POSCO AFRICA (PROPRIETARY) LIMITED	South Africa	Mine development	100.00		50,297	50,297
POSCO-Malaysia SDN. BHD.	Malaysia	Steel manufacturing and sales	81.79		45,479	45,479
POSCO(Guangdong) coated Steel Co., Ltd.	China	Plate steel sheet manufacturing and sales	87.04		31,299	31,299
Others (34 companies)(*6)					395,424	390,215

					5,777,385	5,545,549

				~~W~~	12,275,270	12,043,125

(*1)	During the three-month period ended March 31, 2017, POSCO Processing&Service spun-off its Steel distribution business and other businesses and the businesses were merged with POSCO DAEWOO Corporation.
(*2)	POSCO M-Tech Co., Ltd. was classified as an investment in a subsidiary as the Company has more than half of the voting rights by virtue of an agreement with Pohang University of Science and Technology, which has 4.72% of ownership in POSCO M-TECH.

17

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

(*3)	As of March 31, 2017, and December 31, 2016 the investment in a subsidiary amounting to ~~W~~30,148 million was provided as collateral in relation to the loan agreements of Busan E&E Co,. Ltd.
(*4)	As of March 31, 2017, the fair value of POSCO Thainox Public Company was increased significantly and the recoverable amount is estimated since there is an objective evidence of a decrease in impairment loss recognized in prior periods. Recoverable amount was determined based on fair value less cost to sell, which was calculated by the stock price as of March 31, 2017. As a result, the Company recognized ~~W~~225,860 million as gain on reversal of impairment loss.
(*5)	During the three-month period ended March 31, 2017, POSCO Maharashtra Steel Private Ltd. merged with POSCO Electrical Steel India Private Limited.
(*6)	During the three-month period ended March 31, 2017, POSCO MPPC S.A. de C.V. merged with POSCO MAPC S.A. de C.V.

(b)	Details of associates and carrying values as of March 31, 2017 and December 31, 2016 are as follows:

(in millions of Won)			March 31, 2017			December 31, 2016
	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	Korea	Mine investment	28.26	~~W~~	169,316	169,316
SNNC	Korea	STS material manufacturing and sales	49.00		100,655	100,655
Others (6 companies)					23,771	23,771

					293,742	293,742

[Foreign]
Nickel Mining Company SAS	New Caledonia	Raw material manufacturing and sales	49.00		189,197	189,197
7623704 Canada Inc.(*1)	Canada	Mine investment	10.40		124,341	124,341
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	China	Tinplate manufacturing and sales	24.00		11,003	11,003
Others (5 companies)					38,376	38,387

					362,917	362,928

				~~W~~	656,659	656,670

(*1)	As of March 31, 2017, it was classified as an associate even though the Company’s ownership percentage is less than 20% of ownership since the Company has significant influence over the investee when considering its structure of the Board of Directors and others.

(c)	Details of joint ventures and carrying values as of March 31, 2017 and December 31, 2016 are as follows:

(in millions of Won)			March 31, 2017			December 31, 2016
	Country	Principal operations	Ownership (%)	Book value		Book value
Roy Hill Holdings Pty Ltd(*1)	Australia	Mine development	10.00	~~W~~	1,225,464	1,225,464
CSP - Compania Siderurgica do Pecem	Brazil	Steel manufacturing and sales	20.00		575,132	575,551
POSCO-NPS Niobium LLC	USA	Mine development	50.00		364,609	364,609
KOBRASCO	Brazil	Steel materials manufacturing and sales	50.00		98,962	98,962
Others (3 companies)					67,004	67,004

				~~W~~	2,331,171	2,331,590

(*1)	As of March 31, 2017 and December 31, 2016, the investments in joint ventures amounting to ~~W~~1,225,464 million were provided as collateral in relation to loans from project financing of Roy Hill Holdings Pty Ltd.

18

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

10. Investment Property, Net

Changes in the carrying amount of investment property for the three-month period ended March 31, 2017 and the year ended December 31, 2016 were as follows:

(a)	For the three-month period ended March 31, 2017

(in millions of Won)	Beginning		Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	34,213	—	(116)	34,097
Buildings		46,437	(794)	(173)	45,470
Structures		5,646	(99)	(12)	5,535

	~~W~~	86,296	(893)	(301)	85,102

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred to property, plant and equipment in relation to change in rental ratio and the purpose of use.

(b)	For the year ended December 31, 2016

(in millions of Won)	Beginning		Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	35,557	—	(1,344)	34,213
Buildings		47,399	(2,961)	1,999	46,437
Structures		3,796	(283)	2,133	5,646

	~~W~~	86,752	(3,244)	2,788	86,296

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to change in rental ratio and the purpose of use.

11. Property, Plant and Equipment, Net

Changes in the carrying amount of property, plant and equipment for the three-month period ended March 31, 2017 and the year ended December 31, 2016 were as follows:

(a)	For the three-month period ended March 31, 2017

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment(*1)	Others(*2)	Ending
Land	~~W~~	1,472,419	—	(859)	—	—	116	1,471,676
Buildings		2,451,009	454	(957)	(55,538)	—	63,091	2,458,059
Structures		2,464,391	1,352	(10)	(47,445)	(29)	20,525	2,438,784
Machinery and equipment		13,577,042	6,753	(2,977)	(405,787)	(5,530)	451,706	13,621,207
Vehicles		11,316	—	—	(1,998)	—	1,039	10,357
Tools		23,244	143	—	(2,794)	(3)	1,375	21,965
Furniture and fixtures		33,890	110	(4)	(2,306)	—	1,139	32,829
Finance lease assets		77,848	—	—	(1,436)	—	—	76,412
Construction-in-progress		2,146,250	328,366	—	—	—	(586,147)	1,888,469

	~~W~~	22,257,409	337,178	(4,807)	(517,304)	(5,562)	(47,156)	22,019,758

19

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

(*1)	The Company has recognized an impairment loss since recoverable amount on Fe powder factory is less than its carrying amount for the three-month period ended March 31, 2017.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, assets transferred from investment properties, and others.

(b)	For the year ended December 31, 2016

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Depreciation	Impairment(*1)	Others(*2)	Ending
Land	~~W~~	1,412,715	52	10,273	(248)	—	—	49,627	1,472,419
Buildings		2,566,168	2,100	70,641	(2,074)	(230,235)	(351)	44,760	2,451,009
Structures		2,519,866	3,346	8,630	(1,746)	(189,333)	(916)	124,544	2,464,391
Machinery and equipment		14,014,079	76,671	146,466	(22,768)	(1,607,171)	(57,110)	1,026,875	13,577,042
Vehicles		11,623	1,984	39	(11)	(7,545)	—	5,226	11,316
Tools		23,720	3,329	289	(94)	(10,517)	—	6,517	23,244
Furniture and fixtures		31,820	4,675	237	(32)	(8,897)	(11)	6,098	33,890
Finance lease assets		5,733	76,581	—	—	(4,466)	—	—	77,848
Construction-in-progress		928,426	1,503,749	1,025,516	—	—	—	(1,311,441)	2,146,250

	~~W~~	21,514,150	1,672,487	1,262,091	(26,973)	(2,058,164)	(58,388)	(47,794)	22,257,409

(*1)	The Company has recognized an impairment loss since recoverable amounts on production facilities of automotive steel, electric furnace of high mill (2nd) and FINEX 1 plant are less than their carrying amounts for the year ended December 31, 2016.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, assets transferred to investment property, assets transferred from assets held-for-sale, and others.

12. Intangible Assets, Net

Changes in the carrying amount of intangible assets for the three-month period ended March 31, 2017 and the year ended December 31, 2016 were as follows:

(a)	For the three-month period ended March 31, 2017

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Transfer(*2)	Ending
Intellectual property rights	~~W~~	22,671	—	(248)	(995)	1,077	22,505
Membership(*1)		48,512	—	—	—	—	48,512
Development expense		102,785	141	—	(14,658)	6,410	94,678
Port facilities usage rights		257,348	—	—	(4,207)	41,310	294,451
Construction-in-progress		52,925	12,411	—	—	(6,013)	59,323
Other intangible assets		24,649	—	(2)	(1,435)	2,521	25,733

	~~W~~	508,890	12,552	(250)	(21,295)	45,305	545,202

(*1)	Economic useful life of memberships is indefinite.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, and others.

20

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

(b)	For the year ended December 31, 2016

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Amortization	Impairment(*2)	Transfer(*3)	Ending
Intellectual property rights	~~W~~	19,997	—	—	(752)	(3,609)	—	7,035	22,671
Membership(*1)		52,058	—	—	(2,170)	—	294	(1,670)	48,512
Development expense		98,038	2,793	23,033	(60)	(54,523)	—	33,504	102,785
Port facilities usage rights		265,575	—	—	—	(15,260)	—	7,033	257,348
Construction-in-progress		31,951	32,627	6,390	—	—	—	(18,043)	52,925
Other intangible assets		23,143	3,337	235	(488)	(6,263)	—	4,685	24,649

	~~W~~	490,762	38,757	29,658	(3,470)	(79,655)	294	32,544	508,890

(*1)	Economic useful life of membership is indefinite.
(*2)	The Company has recognized an impairment loss on some memberships since the recoverable amounts were less than carrying amounts. Also, the Company reversed the accumulated impairment loss up to the carrying amount before recognition of any impairment loss since recoverable amounts of some memberships exceeded the carrying amounts.
(*3)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, and others.

13. Other Assets

Other assets as of March 31, 2017 and December 31, 2016 are as follows:

(in millions of Won)	March 31, 2017		December 31, 2016
Current
Advance payments	~~W~~	8,318	6,692
Prepaid expenses		52,457	16,167

	~~W~~	60,775	22,859

Non-current
Long-term prepaid expenses	~~W~~	5,517	5,654
Others(*1)		100,269	104,543

	~~W~~	105,786	110,197

(*1)	As of March 31, 2017 and December 31, 2016, the Company recognized tax assets amounting to ~~W~~96,419 million and ~~W~~100,693 million, respectively, based on the Company’s best estimate of the tax amounts to be refunded when the result of the Company’s appeal in connection with the additional income tax payment in prior years tax audits and claim for rectification are finalized.

21

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

14. Borrowings

(a)	Borrowings as of March 31, 2017 and December 31, 2016 are as follows:

(in millions of Won)	March 31, 2017		December 31, 2016
Short-term borrowings
Short-term borrowings	~~W~~	340,550	331,370
Current portion of long-term borrowings		11,451	33,470

	~~W~~	352,001	364,840

Long-term borrowings
Long-term borrowings	~~W~~	25,756	28,997
Debentures		3,611,726	3,762,146
Less: Discount on debentures issued		(11,608)	(13,129)

	~~W~~	3,625,874	3,778,014

(b)	Short-term borrowings as of March 31, 2017 and December 31, 2016 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	March 31, 2017		December 31, 2016
Short-term borrowings	Korea Development Bank	2016.04.08~ 2016.10.26	2017.04.10	1.98~2.00	~~W~~	300,000	300,000
Transfers of account receivables that do not qualify for derecognition	—	—	—	—		40,550	31,370

					~~W~~	340,550	331,370

(c)	Current portion of long-term borrowings as of March 31, 2017 and December 31, 2016 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	March 31, 2017		December 31, 2016
Borrowings	Woori Bank and others	2006.10.31~ 2011.04.28	2018.03.15~ 2024.06.15	0.75~1.75	~~W~~	11,451	12,471
Foreign borrowings	—	—	—	—		—	20,999

					~~W~~	11,451	33,470

22

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

(d)	Long-term borrowings excluding current portion, as of March 31, 2017 and December 31, 2016 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual Interest rate (%)	March 31, 2017		December 31, 2016
Borrowings	Woori Bank and others	2006.10.31~ 2011.04.28	2019.03.15~ 2024.06.15	0.75~1.75	~~W~~	21,188	24,051
Foreign borrowings	Korea National Oil Corporation	2007.12.27~ 2009.12.29	2022.06.25~ 2024.12.29	3 year Government bond		4,568	4,946
Debentures	Domestic debentures 304-1 and others	2011.11.28~ 2016.05.03	2018.10.04~ 2023.10.04	1.76~4.12		1,497,262	1,497,022
Foreign debentures	Samurai Bond 13 and others	2010.10.28~ 2013.12.11	2018.12.10~ 2021.12.22	1.35~5.25		2,102,856	2,251,995

					~~W~~	3,625,874	3,778,014

15. Other Payables

Other payables as of March 31, 2017 and December 31, 2016 are as follows:

(in millions of Won)	March 31, 2017		December 31, 2016
Current
Accounts payable	~~W~~	490,204	486,294
Accrued expenses		349,475	361,258
Dividend payable		465,128	4,793
Finance lease liabilities		5,867	5,905
Withholdings		8,454	7,824

	~~W~~	1,319,128	866,074

Non-current
Long-term accounts payable	~~W~~	730	1,119
Long-term accrued expenses		7,824	36,707
Finance lease liabilities		70,064	71,657
Long-term withholdings		6,587	7,827

	~~W~~	85,205	117,310

23

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

16. Other Financial Liabilities

Other financial liabilities as of March 31, 2017 and December 31, 2016 are as follows:

(in millions of Won)	March 31, 2017		December 31, 2016
Current
Financial guarantee liabilities	~~W~~	15,132	16,508

Non-current
Derivative liabilities	~~W~~	32,091	—
Financial guarantee liabilities		64,837	72,742

	~~W~~	96,928	72,742

17. Provisions

(a)	Provisions as of March 31, 2017 and December 31, 2016 are as follows:

(in millions of Won)	March 31, 2017			December 31, 2016
	Current		Non-current	Current	Non-current
Provision for bonus payments(*1)	~~W~~	2,925	—	3,985	—
Provision for restoration(*2)		10,421	24,931	10,169	27,009
Provision for litigation(*3)		—	2,497	—	2,497

	~~W~~	13,346	27,428	14,154	29,506

(*1)	Represents the provision for bonuses limited to 100% of annual salaries for executives.
(*2)	Due to contamination of lands near the Company’s magnesium smelting plant located in Gangneung province and others, the Company recognized present values of estimated costs form recovery as provisions for restoration as of March 31, 2017. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied a discount rate of 2.37 ~ 2.49% to assess present value of these costs.
(*3)	The Company has recognized provisions for certain litigations as of March 31, 2017.

(b)	Changes in provisions for the three-month periods ended March 31, 2017 and the year ended December 31, 2016 were as follows:

1)	For the three-month periods ended March 31, 2017

(in millions of Won)	Beginning		Increase	Utilization	Ending
Provision for bonus payments	~~W~~	3,985	13,635	(14,695)	2,925
Provision for restoration		37,178	238	(2,064)	35,352
Provision for litigation		2,497	—	—	2,497

	~~W~~	43,660	13,873	(16,759)	40,774

24

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

2)	For the year ended December 31, 2016

(in millions of Won)	Beginning		Increase	Reversal	Utilization	Ending
Provision for bonus payments	~~W~~	7,271	8,365	—	(11,651)	3,985
Provision for restoration		37,112	25,909	(12,475)	(13,368)	37,178
Provision for litigation		411	2,086	—	—	2,497

	~~W~~	44,794	36,360	(12,475)	(25,019)	43,660

18. Employee Benefits

(a)	Defined contribution plans

The expense related to post-employment benefit plans under defined contribution plans for the three-month periods ended March 31, 2017 and 2016 were as follows:

(in millions of Won)	March 31, 2017		March 31, 2016
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	5,954	5,871

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit liabilities (assets) in the statements of financial position as of March 31, 2017 and December 31, 2016 are as follows:

(in millions of Won)	March 31, 2017		December 31, 2016
Present value of funded obligations	~~W~~	1,059,403	1,065,255
Fair value of plan assets		(1,121,568)	(1,146,876)

Net defined benefit liabilities (assets)	~~W~~	(62,165)	(81,621)

2)	Changes in present value of defined benefit obligations for the three-month period ended March 31, 2017 and the year ended December 31, 2016 were as follows:

(in millions of Won)	March 31, 2017		December 31, 2016
Defined benefit obligation at the beginning of period	~~W~~	1,065,255	1,023,071
Current service costs		29,512	113,209
Interest costs		4,867	24,136
Remeasurement		1,385	(3,816)
Business combination		—	1,133
Benefits paid		(41,616)	(92,478)

Defined benefit obligation at the end of period	~~W~~	1,059,403	1,065,255

25

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

3)	Changes in the fair value of plan assets for the three-month period ended March 31, 2017 and the year ended December 31, 2016 were as follows:

(in millions of Won)	March 31, 2017		December 31, 2016
Fair value of plan assets at the beginning of period	~~W~~	1,146,876	1,012,599
Interest on plan assets		7,924	26,259
Remeasurement of plan assets		(1,449)	(4,829)
Contributions to plan assets		—	198,439
Business combination		—	244
Benefits paid		(31,783)	(85,836)

Fair value of plan assets at the end of period	~~W~~	1,121,568	1,146,876

4)	The amounts recognized in the statements of comprehensive income for the three-month periods ended March 31, 2017 and 2016 were as follows:

(in millions of Won)	March 31, 2017		March 31, 2016
Current service costs	~~W~~	29,512	28,557
Net interest costs		(3,057)	(530)

	~~W~~	26,455	28,027

19. Other Liabilities

Other liabilities as of March 31, 2017 and December 31, 2016 are as follows:

(in millions of Won)	March 31, 2017		December 31, 2016
Current
Advances received	~~W~~	21,405	6,251
Withholdings		38,495	29,580
Unearned revenue		2,285	1,388

	~~W~~	62,185	37,219

Non-current
Unearned revenue	~~W~~	15,202	15,516

26

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

20. Financial Instruments

(a)	Classification of financial instruments

1)	Financial assets as of March 31, 2017 and December 31, 2016 are as follows:

(in millions of Won)	March 31, 2017		December 31, 2016
Financial assets at fair value through profit or loss Derivative assets held for trading	~~W~~	5,988	80,959
Available-for-sale financial assets		2,111,719	2,064,578
Loans and receivables		8,008,181	7,706,575

	~~W~~	10,125,888	9,852,112

2)	Financial liabilities as of March 31, 2017 and December 31, 2016 are as follows:

(in millions of Won)	March 31, 2017		December 31, 2016
Financial liabilities at fair value through profit or loss Derivative liabilities held for trading	~~W~~	32,091	—
Financial liabilities measured at amortized cost Trade accounts and notes payable		819,632	1,082,927
Borrowings		3,977,875	4,142,854
Financial guarantee liabilities(*1)		79,969	89,250
Others		1,400,531	976,574

	~~W~~	6,310,098	6,291,605

27

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

(*1)	Financial liabilities were recognized in connection with financial guarantee contracts as of March 31, 2017. The details of the amount of guarantees provided are as follows:

(in millions of Won)	Financial institution	Guarantee limit			Guarantee amount
Guarantee beneficiary		Foreign currency		Won equivalent	Foreign currency	Won equivalent
Zhangjiagang Pohang Stainless Steel Co., Ltd.	BTMU	CNY	260,500,000	42,271	260,500,000	42,271
	Credit Agicole	CNY	305,000,000	49,492	305,000,000	49,492
	Korea Development Bank	CNY	324,455,000	52,649	324,455,000	52,649
	SMBC	CNY	195,000,000	31,643	195,000,000	31,643
POSCO Maharashtra Steel Private Limited	Export-Import Bank of Korea	USD	193,000,000	215,407	129,900,000	144,981
	HSBC	USD	110,000,000	122,771	65,000,000	72,547
	DBS	USD	100,000,000	111,610	70,000,000	78,127
	SCB	USD	106,853,000	119,258	68,932,300	76,935
	Citi	USD	60,000,000	66,966	30,000,000	33,483
	ING	USD	80,000,000	89,288	59,000,000	65,850
POSCO ASSAN TST STEEL INDUSTRY	SMBC	USD	62,527,500	69,787	56,274,750	62,808
	ING	USD	60,000,000	66,966	54,000,000	60,269
	BNP	USD	24,000,000	26,786	21,600,000	24,108
POSCO Asia Co., Ltd.	NAB	USD	50,000,000	55,805	50,000,000	55,805
POSCO MEXICO S.A. DE C.V	BOA	USD	70,000,000	78,127	46,180,757	51,542
	BTMU	USD	30,000,000	33,483	30,000,000	33,483
	CITI BANAMEX	USD	40,000,000	44,644	40,000,000	44,644
	ING	USD	20,000,000	22,322	20,000,000	22,322
	Korea Development Bank	USD	50,000,000	55,805	20,226,916	22,575
	MIZUHO	USD	45,000,000	50,225	18,203,004	20,316
	SMBC	USD	89,725,000	100,142	60,114,323	67,094
POSCO SS VINA Co., Ltd.	Export-Import Bank of Korea	USD	249,951,050	278,970	242,957,174	271,165
	BOA	USD	40,000,000	44,644	38,872,000	43,385
	BTMU	USD	40,000,000	44,644	38,872,000	43,385
	DBS	USD	24,400,000	27,233	23,711,920	26,465
POSCO-VIETNAM Co., Ltd.	Export-Import Bank of Korea	USD	196,000,000	218,756	196,000,000	218,756
POSCO VST CO., LTD.	ANZ	USD	25,000,000	27,903	9,375,000	10,463
	HSBC	USD	20,000,000	22,322	7,500,000	8,371
	MIZUHO	USD	20,000,000	22,322	7,500,000	8,371
PT. KRAKATAU POSCO	Export-Import Bank of Korea	USD	567,000,000	632,829	510,222,696	569,460
	SMBC	USD	140,000,000	156,254	126,169,826	140,818
	BTMU	USD	119,000,000	132,816	105,547,826	117,802
	SCB	USD	107,800,000	120,316	97,609,826	108,942
	MIZUHO	USD	105,000,000	117,191	93,130,435	103,943
	Credit Suisse AG	USD	91,000,000	101,565	80,713,043	90,084
	HSBC	USD	91,000,000	101,565	80,713,043	90,084
	ANZ	USD	73,500,000	82,033	67,187,217	74,988
	BOA	USD	35,000,000	39,064	31,043,478	34,648
	The Tokyo Star Bank, Ltd	USD	21,000,000	23,438	18,626,087	20,789
POSCO COATED STEEL (THAILAND) CO., LTD.	The Great & Co.	THB	5,501,000,000	178,067	5,501,000,000	178,067
LLP POSUK Titanium	Kookmin Bank	USD	15,000,000	16,742	15,000,000	16,742
CSP - Compania Siderurgica do Pecem	Export-Import Bank of Korea	USD	182,000,000	203,130	182,000,000	203,130
	Santander	USD	47,600,000	53,126	47,600,000	53,126
	BNP	USD	47,600,000	53,126	47,600,000	53,126
	MIZUHO	USD	47,600,000	53,126	47,600,000	53,126
	Credit Agricole	USD	20,000,000	22,322	20,000,000	22,322
	SOCIETE GENERALE	USD	20,000,000	22,322	20,000,000	22,322
	KfW	USD	20,000,000	22,322	20,000,000	22,322
	BBVA Seoul	USD	17,600,000	19,643	17,600,000	19,643
	ING	USD	17,600,000	19,643	17,600,000	19,643
	BNDES	BRL	464,060,000	164,486	464,060,000	164,486

		USD	3,591,756,550	4,008,759	3,050,183,621	3,404,310
		CNY	1,084,955,000	176,055	1,084,955,000	176,055
		THB	5,501,000,000	178,067	5,501,000,000	178,067
		BRL	464,060,000	164,486	464,060,000	164,486

28

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

3)	Finance income and costs by category of financial instrument for the three-month periods ended March 31, 2017 and 2016 were as follows:

①	For the three-month period ended March 31, 2017

(in millions of Won)	Finance income and costs								Other comprehensive income (loss)
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total
Financial assets at fair value through profit or loss	~~W~~	—	—	—	—	—	(74,971)	(74,971)	—
Available-for-sale financial assets		14	16,748	—	(819)	(720)	—	15,223	40,027
Loans and receivables		19,571	—	(106,939)	—	—	(205)	(87,573)	—
Financial liabilities at fair value through profit or loss		—	—	—	—	—	(32,091)	(32,091)	—
Financial liabilities at amortized cost		(27,981)	—	212,719	—	—	2,362	187,100	—

	~~W~~	(8,396)	16,748	105,780	(819)	(720)	(104,905)	7,688	40,027

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~71,462 million for the three-month period ended March 31, 2017.

②	For the three-month period ended March 31, 2016

(in millions of Won)	Finance income and costs							Other comprehensive income (loss)
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Impairment loss	Others	Total
Financial assets at fair value through profit or loss	~~W~~	—	—	—	—	21,966	21,966	—
Available-for-sale financial assets		177	18,787	—	(26,862)	—	(7,898)	(3,581)
Loans and receivables		24,975	—	(28,820)	—	(183)	(4,028)	—
Financial liabilities at fair value through profit or loss		—	—	—	—	1,869	1,869	—
Financial liabilities at amortized cost		(44,472)	—	(4,289)	—	2,551	(46,210)	—

	~~W~~	(19,320)	18,787	(33,109)	(26,862)	26,203	(34,301)	(3,581)

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~75,076 million for the three-month period ended March 31, 2016.

29

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

(b)	Fair value

1)	Fair value and book value

The carrying amount and the fair value of financial instruments as of March 31, 2017 and December 31, 2016 are as follows:

(in millions of Won)	March 31, 2017			December 31, 2016
	Book value		Fair value	Book value	Fair value
Assets measured at fair value
Available-for-sale financial assets(*1)	~~W~~	1,995,134	1,995,134	1,950,447	1,950,447
Derivative assets(*1,2)		5,988	5,988	80,959	80,959

		2,001,122	2,001,122	2,031,406	2,031,406

Assets measured at amortized cost(*3)
Cash and cash equivalents		362,747	362,747	120,529	120,529
Trade accounts and note receivable, net		3,424,138	3,424,138	3,230,249	3,230,249
Loans and other receivables, net		4,221,296	4,221,296	4,355,797	4,355,797

		8,008,181	8,008,181	7,706,575	7,706,575

Liabilities measured at fair value
Derivative liabilities(*2)		32,091	32,091	—	—

Liabilities measured at amortized cost(*3)
Trade accounts and notes payable		819,632	819,632	1,082,927	1,082,927
Borrowings		3,977,875	4,205,251	4,142,854	4,354,129
Financial guarantee liabilities		79,969	79,969	89,250	89,250
Others		1,400,531	1,400,531	976,574	976,574

	~~W~~	6,278,007	6,505,383	6,291,605	6,502,880

(*1)	The fair value of available-for-sale financial assets publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets and derivatives which are classified as fair value hierarchy level 3 is calculated using valuation model such as a discounted cash flow model and others in which weighted average cost of capital of evaluated companies are used as a discount rates. Available-for-sale financial assets which are not measured at fair value are not included.
(*2)	The fair value of derivatives which are classified as fair value hierarchy level 2 is measured using derivatives’ valuation models such as market approach and others. Principal input variables of derivatives’ valuation model are interest rate, spot price of underlying asset and others.
(*3)	The fair value of financial assets and liabilities measured at amortized cost is measured using a present value calculated by market interest rate as of the end of reporting period. The fair value is mainly calculated for the disclosures in the note. On the other hand, the Company has not performed fair value measurement for the financial assets and liabilities measured at amortized cost except borrowings which are classified as fair value hierarchy level 2 since their carrying amounts approximate fair value.

30

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

2)	The fair value hierarchy

The fair values of financial assets and financial liabilites by fair value hierarchy as of March 31, 2017 and December 31, 2016 are as follows:

①	March 31, 2017

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	~~W~~	1,812,696	—	182,438	1,995,134
Derivative assets		—	—	5,988	5,988

	~~W~~	1,812,696	—	188,426	2,001,122

Financial liabilities
Derivative liabilities	~~W~~	—	32,091	—	32,091

②	December 31, 2016

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	~~W~~	1,756,713	—	193,734	1,950,447
Derivative assets		—	70,613	10,346	80,959

	~~W~~	1,756,713	70,613	204,080	2,031,406

3)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the separate financial statements as of and for the year ended December 31, 2016.

31

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

21. Share Capital and Capital Surplus

(a)	Share capital as of March 31, 2017 and December 31, 2016 are as follows:

(in Won, except per share information)	March 31, 2017		December 31, 2016
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of March 31, 2017, total shares of ADRs of 39,889,560 are equivalent to 9,972,390 shares of common stock.
(*2)	As of March 31, 2017, the difference between the ending balance of common stock and the par value of issued common stock is ~~W~~46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	Capital surplus as of March 31, 2017 and December 31, 2016 are as follows:

(in millions of Won)	March 31, 2017		December 31, 2016
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		783,789	783,788
Loss from merger		(91,310)	(91,310)

	~~W~~	1,156,304	1,156,303

32

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

22. Hybrid Bonds

Hybrid bonds classified as equity as of March 31, 2017 and December 31, 2016 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	March 31, 2017		December 31, 2016
Hybrid bond 1-1(*1)	2013-06-13	2043-06-13	4.30	~~W~~	800,000	800,000
Hybrid bond 1-2(*1)	2013-06-13	2043-06-13	4.60		200,000	200,000
Issuance cost					(3,081)	(3,081)

				~~W~~	996,919	996,919

(*1)	Details of hybrid bonds as of March 31, 2017 are as follows:

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2
Issue price	800,000	200,000

Maturity date	30 years (The Company has a right to extend the maturity date)

Interest rate

Issue date ~ 2018-06-12 : 4.30%

Reset every 5 years as follows;

•       After 5 years : return on government bond (5 years) + 1.30%

•       After 10 years : additionally + 0.25% according to Step-up clauses

•       After 25 years : additionally + 0.75%

Issue date ~ 2023-06-12 : 4.60%

Reset every 10 years as follows;

•       After 10 years : return on government bond (10 years) + 1.40%

•       After 10 years : additionally + 0.25% according to Step-up clauses

•       After 30 years : additionally + 0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)

Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 10 and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is higher than the common stock holders, but lower than other creditors. The interest accumulated but not paid on the hybrid bonds as of March 31, 2017 amounts to ~~W~~2,747 million.

23. Reserves

Reserves as of March 31, 2017 and December 31, 2016 are as follows:

(in millions of Won)	March 31, 2017		December 31, 2016
Accumulated changes in unrealized fair value of available-for-sale investments, net of tax	~~W~~	324,267	284,240

24. Treasury Shares

As of March 31, 2017, the Company holds 7,189,140 shares of treasury stock for price stabilization and others in accordance with the Board of Director’s resolution.

33

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

25. Selling and Administrative Expenses

(a)	Administrative expenses

Administrative expenses for the three-month periods ended March 31, 2017 and 2016 were as follows:

(in millions of Won)	March 31, 2017		March 31, 2016
Wages and salaries	~~W~~	64,707	52,900
Expenses related to post-employment benefits		10,245	8,560
Other employee benefits		11,418	12,953
Travel		2,789	2,672
Depreciation		4,484	4,025
Amortization		14,089	13,209
Rental		11,675	15,894
Repairs		1,502	1,634
Advertising		21,164	14,652
Research & development		21,957	12,697
Service fees		36,542	36,301
Supplies expense		985	4,311
Vehicles maintenance		1,480	1,610
Industry association fee		1,733	1,613
Training		4,512	3,361
Conference		1,082	987
Bad debt expenses (reversal of bad debt expenses)		(827)	1,952
Others		6,715	6,519

	~~W~~	216,252	195,850

(b)	Selling expenses

Selling expenses for the three-month periods ended March 31, 2017 and 2016 were as follows:

(in millions of Won)	March 31, 2017		March 31, 2016
Freight and custody expenses	~~W~~	195,277	202,558
Operating expenses for distribution center		2,412	2,427
Sales commissions		11,120	15,863
Sales advertising		272	568
Sales promotion		1,124	1,259
Sample		127	349
Sales insurance premium		1,997	742

	~~W~~	212,329	223,766

34

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

26. Finance Income and Costs

Details of finance income and costs for the three-month periods ended March 31, 2017 and 2016 were as follows:

(in millions of Won)	March 31, 2017		March 31, 2016
Finance income
Interest income	~~W~~	19,585	25,152
Dividend income		88,210	93,863
Gain on foreign currency transactions		68,458	79,650
Gain on foreign currency translations		163,884	40,671
Gain on valuation of derivatives		—	41,057
Gain on financial guarantee		2,377	2,566

	~~W~~	342,514	282,959

Finance costs
Interest expenses	~~W~~	27,981	44,472
Loss on foreign currency transactions		64,594	58,607
Loss on foreign currency translations		61,968	94,823
Loss on valuation of derivatives		107,063	17,222
Loss on disposal of available-for-sale investments		819	—
Impairment loss on available-for-sale investments		720	26,862
Others		220	198

	~~W~~	263,365	242,184

35

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

27. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month periods ended March 31, 2017 and 2016 were as follows:

(in millions of Won)	March 31, 2017		March 31, 2016
Other non-operating income
Gain on disposals of property, plant and equipment	~~W~~	4,543	10,593
Gain on disposals of intangible assets		6,496	—
Gain on reversal of impairment loss on investment in subsidiaries, associates and joint ventures		225,860	—
Others		7,035	7,854

	~~W~~	243,934	18,447

Other non-operating expenses
Loss on disposals of property, plant and equipment	~~W~~	23,359	24,485
Impairment loss on property, plant and equipment		5,562	—
Donations		15,320	13,300
Impairment loss on investment in subsidiaries, associates and joint ventures		—	34,426
Others		3,609	7,821

	~~W~~	47,850	80,032

36

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

28. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other non-operating expenses in the statements of comprehensive income for the three-month periods ended March 31, 2017 and 2016 were as follows (excluding finance costs and income tax expense):

(in millions of Won)	March 31, 2017		March 31, 2016
Changes in inventories(*1)	~~W~~	(124,576)	116,708
Raw materials and consumables used		4,038,041	2,932,553
Employee benefits expenses		415,778	396,880
Outsourced processing cost		513,197	504,880
Depreciation(*2)		518,197	505,996
Amortization		21,295	18,339
Electricity and water expenses		168,754	202,618
Service fees		54,651	50,730
Rental		17,802	20,612
Advertising		21,164	14,652
Freight and custody expenses		195,277	202,558
Sales commissions		11,120	15,863
Loss on disposals of property, plant and equipment		23,359	24,485
Impairment loss on investments in subsidiaries, associates and joint ventures		—	34,426
Other expenses		445,810	223,750

	~~W~~	6,319,869	5,265,050

(*1)	Changes in inventories are the changes in product, semi-finished products and by-products.
(*2)	Includes depreciation of investment property.

29. Income Taxes

The effective tax rate of the Company for the three-month periods ended March 31, 2017 and 2016 was 21.6% and 20.6%, respectively.

37

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

30. Earnings per Share

Basic and diluted earnings per share for the three-month periods ended March 31, 2017 and 2016 were as follows:

(in Won, except share information)	March 31, 2017		March 31, 2016
Profit for the period	~~W~~	839,636,930,840	445,910,570,550
Interests of hybrid bonds, net of tax		(8,420,653,151)	(8,400,426,066)
Weighted-average number of common shares outstanding(*1)		79,997,687	79,995,736
Basic and diluted earnings per share	~~W~~	10,391	5,469

(*1)	The weighted-average number of common shares used to calculate basic earnings per share are as follows:

(in share)	March 31, 2017	March 31, 2016
Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury shares	(7,189,148)	(7,191,099)

Weighted-average number of common shares outstanding	79,997,687	79,995,736

Since there were no potential shares of common stock which had dilutive effects as of March 31, 2017 and 2016, diluted earnings per share is equal to basic earnings per share.

38

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

31. Related Party Transactions

(a)	Significant transactions with related companies for the three-month periods ended March 31, 2017 and 2016 were as follows:

1)	For the three-month periods ended March 31, 2017

(in millions of Won)	Sales and others(*1)			Purchase and others(*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	771	28	—	37,954	—	4,386
POSCO Processing&Service		298,781	1	113,628	4,595	8,309	404
POSCO COATED & COLOR STEEL Co., Ltd.		105,189	3,414	—	—	2,463	22
POSCO ICT(*4)		301	5,070	—	45,278	6,900	44,380
eNtoB Corporation		—	30	79,524	1,319	10	5,165
POSCO CHEMTECH		82,587	15,600	115,543	3,154	71,048	5,631
POSCO ENERGY CO., LTD.		43,455	367	—	—	—	—
POSCO DAEWOO Corporation		1,033,238	35,155	70,473	29	4,370	602
POSCO Thainox Public Company Limited		52,167	—	3,216	—	—	—
POSCO America Corporation		99,845	—	—	—	—	36
POSCO Canada Ltd.		—	29	59,998	—	—	—
POSCO Asia Co., Ltd.		524,989	556	67,561	194	191	977
Qingdao Pohang Stainless Steel Co., Ltd.		36,852	—	—	—	—	26
POSCO JAPAN Co., Ltd.		355,598	—	6,364	—	—	240
POSCO-VIETNAM Co., Ltd.		52,979	—	—	—	—	—
POSCO MEXICO S.A. DE C.V.		80,550	—	—	—	—	—
POSCO Maharashtra Steel Private Limited		96,384	—	—	—	—	21
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		55,869	—	—	—	—	—
Others		236,245	6,404	43,854	11,312	57,440	23,490

		3,155,800	66,654	560,161	103,835	150,731	85,380

Associates and joint ventures(*3)
POSCO PLANTEC Co., Ltd.		103	41	787	94,666	5,034	9,716
SNNC		1,267	151	121,809	—	—	1
POSCO-SAMSUNG-Slovakia Processing Center		12,976	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	156,249	—	—	—
CSP - Compania Siderurgica do Pecem		—	—	76,941	—	—	—
Others		3,813	12,444	23,731	—	—	1

		18,159	12,636	379,517	94,666	5,034	9,718

	~~W~~	3,173,959	79,290	939,678	198,501	155,765	95,098

(*1)	Sales and others are mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and others are mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of March 31, 2017, the Company provided guarantees to related companies (Note 20).
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.

39

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

2)	For the three-month periods ended March 31, 2016

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	1,542	16,603	—	111,588	—	12,362
POSCO Processing&Service		224,059	5,777	98,335	—	—	245
POSCO COATED & COLOR STEEL Co., Ltd.		73,942	2,559	—	—	3,244	32
POSCO ICT		301	91	—	24,311	6,629	44,307
eNtoB Corporation		—	—	58,783	635	20	3,538
POSCO CHEMTECH		89,070	12,582	128,022	2,236	69,939	1,785
POSCO ENERGY CO., LTD.		45,184	308	—	—	—	—
POSCO TMC Co., Ltd.		69,740	—	1	—	468	311
POSCO AST		75,633	1	—	—	8,503	744
POSCO DAEWOO Corporation		794,022	34,341	23,805	—	—	198
POSCO Thainox Public Company Limited		54,966	—	1,957	—	—	—
PT. KRAKATAU POSCO		—	—	3,140	—	—	—
POSCO America Corporation		124,816	—	—	—	—	—
POSCO Canada Ltd.		—	—	24,777	—	—	—
POSCO Asia Co., Ltd.		480,849	—	58,986	—	21	178
Qingdao Pohang Stainless Steel Co., Ltd.		24,538	—	—	—	—	229
POSCO JAPAN Co., Ltd.		272,231	—	5,691	368	28	152
POSCO MEXICO S.A. DE C.V.		78,000	—	—	—	—	—
POSCO Maharashtra Steel Private Limited		101,482	—	—	—	—	—
Others		211,453	8,243	42,561	14,758	50,765	19,184

		2,721,828	80,505	446,058	153,896	139,617	83,265

Associates and joint ventures
SeAH Changwon Integrated Special Steel		5	—	452	—	138	—
POSCO PLANTEC Co., Ltd.		1,096	20	832	43,309	4,017	2,735
SNNC		1,225	166	107,790	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		7,855	—	—	—	—	—
Others		3,646	3,070	12,815	—	—	—

		13,827	3,256	121,889	43,309	4,155	2,735

	~~W~~	2,735,655	83,761	567,947	197,205	143,772	86,000

40

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

(b)	The related account balances of significant transactions with related companies as of March 31, 2017 and December 31, 2016 are as follows:

1)	March 31, 2017

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	24	690	714	—	8,453	537	8,990
POSCO COATED & COLOR STEEL Co., Ltd.		56,201	80	56,281	—	5	1,520	1,525
POSCO ICT		1	4,995	4,996	787	42,369	1,569	44,725
eNtoB Corporation		—	30	30	13,000	22,654	20	35,674
POSCO CHEMTECH		28,286	13,822	42,108	60,502	9,015	17,917	87,434
POSCO ENERGY CO., LTD.		13,218	585	13,803	—	—	1,425	1,425
POSCO DAEWOO Corporation		401,348	34,341	435,689	985	4,316	5,057	10,358
POSCO Thainox Public Company Limited		52,167	—	52,167	—	—	—	—
POSCO America Corporation		11,363	—	11,363	—	—	—	—
POSCO Asia Co., Ltd.		411,184	185	411,369	16,436	4	—	16,440
Qingdao Pohang Stainless Steel Co., Ltd.		23,220	—	23,220	—	—	—	—
POSCO MEXICO S.A. DE C.V.		116,717	—	116,717	—	—	—	—
POSCO Maharashtra Steel Private Limited		330,895	86	330,981	—	—	—	—
Others		319,551	7,770	327,321	6,941	19,426	27,305	53,672

		1,764,175	62,584	1,826,759	98,651	106,242	55,350	260,243

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		—	5	5	3,052	26,589	—	29,641
SNNC		247	39	286	33,370	—	—	33,370
Others		884	—	884	35,663	1,293	—	36,956

		1,131	44	1,175	72,085	27,882	—	99,967

	~~W~~	1,765,306	62,628	1,827,934	170,736	134,124	55,350	360,210

2)	December 31, 2016

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	3	3,359	3,362	—	9,825	515	10,340
POSCO Processing& Service		207,744	178	207,922	1,085	5,367	5,184	11,636
POSCO COATED & COLOR STEEL Co., Ltd.		48,716	324	49,040	—	5	1,600	1,605
POSCO ICT		—	128	128	1,062	89,382	6,074	96,518
eNtoB Corporation		—	—	—	9,948	29,310	15	39,273
POSCO CHEMTECH		27,253	3,868	31,121	54,702	11,870	19,282	85,854
POSCO ENERGY CO., LTD.		18,701	2,012	20,713	—	—	1,425	1,425
POSCO DAEWOO Corporation (formerly, Daewoo International Corporation)		182,700	11,184	193,884	460	183	49	692
POSCO Thainox Public Company Limited		62,034	8	62,042	—	224	—	224
POSCO America Corporation		10,008	—	10,008	—	—	—	—
POSCO Asia Co., Ltd.		375,823	7	375,830	25,101	—	—	25,101
Qingdao Pohang Stainless Steel Co., Ltd.		25,386	—	25,386	—	5	—	5
POSCO MEXICO S.A. DE C.V.		114,166	—	114,166	—	—	—	—
POSCO Maharashtra Steel Private Limited		208,737	2,512	211,249	—	—	—	—
Others		333,031	2,461	335,492	17,374	46,455	26,974	90,803

		1,614,302	26,041	1,640,343	109,732	192,626	61,118	363,476

Associates and jointventures
POSCO PLANTEC Co., Ltd.		30	9	39	2,125	39,647	—	41,772
SNNC		223	26	249	40,201	—	—	40,201
Others		800	1	801	991	17,685	—	18,676

		1,053	36	1,089	43,317	57,332	—	100,649

	~~W~~	1,615,355	26,077	1,641,432	153,049	249,958	61,118	464,125

41

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

(c)	Details of compensation to key management officers For the three-month periods ended March 31, 2017 and 2016 were as follows:

(in millions of Won)	March 31, 2017		March 31, 2016
Short-term benefits	~~W~~	18,092	8,333
Long-term benefits		2,632	2,768
Retirement benefits		4,382	1,988

	~~W~~	25,106	13,089

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations.

32. Commitments and Contingencies

(a)	Commitments

The Company entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of March 31, 2017, 137 million tons of iron ore and 21 million tons of coal remained to be purchased under such long-term contracts.

The Company entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing on August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

As of March 31, 2017, the Company entered into commitment with Korea National Oil Corporation for long-term foreign currency borrowing, which is limited up to the amount of USD 6.49 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowings depends on the success of the projects. The Company is not liable for the repayment of full or part of the money borrowed if the respective projects fail. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of March 31, 2017, the balances of the borrowing are USD 4.09 million.

(b)	As of March 31, 2017, the Company has provided two blank checks to Korea Resources Corporation as collateral for long-term domestic borrowings, and has provided three blank promissory notes and three blank checks to Korea National Oil Corporation as collateral for long-term foreign currency borrowings.

42

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2017

(Unaudited)

(c)	Litigation in progress

The Company is involved in 10 litigations for alleged damages aggregating to ~~W~~52.9 billion as of March 31, 2017 which arose in the ordinary course of business. The Company has recognized provisions for 2 of 10 litigations amounting to ~~W~~2.5 billion by estimating the outcome of such litigations reasonably. Except 2 litigations, the Company has not recognized any provisions since the Company believes that it does not have a present obligation on other litigations as of March 31, 2017.

(d)	The Company has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to the construction of new power plant by POSCO Energy Co., Ltd.

33. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the three-month periods ended March 31, 2017 and 2016 were as follows:

(in millions of Won)	March 31, 2017		March 31, 2016
Trade accounts and notes receivable, net	~~W~~	(243,694)	156,007
Other accounts receivable		42,847	54,659
Inventories		(271,804)	303,721
Prepaid expenses		(36,154)	(16,924)
Other current assets		(2,312)	(478)
Long-term guarantee deposits		(14)	49
Other non-current assets		—	(60)
Trade accounts and notes payable		(258,242)	18,815
Other accounts payable		65,546	(1,622)
Accrued expenses		(59,829)	(42,002)
Advances received		15,154	(1,590)
Withholdings		8,915	1,993
Unearned revenue		583	983
Other current liabilities		(3,125)	(6,495)
Payments severance benefits		(41,616)	(30,016)
Plan assets		31,783	24,117

	~~W~~	(751,962)	461,157

43